Filed Pursuant to Rule 424(b)(3)

Registration No. 333-116298

PROSPECTUS

HERITAGE PROPERTY INVESTMENT TRUST, INC.

OFFER TO EXCHANGE

$200,000,000

NEW 5.125% NOTES DUE 2014

FOR ANY AND ALL OUTSTANDING 5.125% NOTES DUE 2014

We are offering to exchange all of our outstanding 5.125% Notes due 2014, which we refer to as the old notes, for our registered 5.125% Notes due 2014, which we refer to as the exchange notes, and together with the old notes, the notes. The terms of the exchange notes are substantially identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933 and, therefore, are freely transferable. The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same indenture.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on October 18, 2004, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	There is no established trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

The exchange agent for the exchange offer is LaSalle National Bank.

The exchange notes will be our unsecured senior obligations and will rank equally with our existing and future unsecured senior indebtedness, including the old notes. The exchange notes will be guaranteed jointly and severally by our two principal subsidiaries, Heritage Property Investment Limited Partnership and Bradley Operating Limited Partnership.

PLEASE SEE “ RISK FACTORS” BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WE MAY AMEND OR SUPPLEMENT THIS PROSPECTUS FROM TIME TO TIME BY FILING AMENDMENTS OR SUPPLEMENTS AS REQUIRED. YOU SHOULD READ THIS ENTIRE PROSPECTUS (AND ACCOMPANYING LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND ANY AMENDMENTS OR SUPPLEMENTS CAREFULLY BEFORE MAKING YOUR INVESTMENT DECISION.

The date of this prospectus is September 17, 2004

All references to “we,” “us,” “our,” “ours” or “Heritage” in this prospectus refer to Heritage Property Investment Trust, Inc. and its consolidated subsidiaries, unless the context indicates otherwise. All references to “we,” “us,” “our,” “ours” or “Heritage” in this prospectus in sections describing federal income tax treatment of the notes, our status as a REIT and “Description of the Notes,” refer to Heritage Property Investment Trust, Inc. only and not its consolidated subsidiaries.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct.

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EXPLANATORY NOTE

This registration statement covers the registration of an aggregate principal amount of $200,000,000 of 5.125% Notes due 2014 issued by Heritage Property Investment Trust, Inc. and guarantees of those notes by two of its subsidiaries, Heritage Property Investment Limited Partnership and Bradley Operating Limited Partnership (together, the “Issuers”), that may be exchanged for equal principal amounts of the Issuers’ outstanding 5.125% Notes due 2014 and guarantees of those notes in an exchange offer. Heritage Property Investment Trust, Inc. is the general partner of, and owns 100% of the voting interests in, Heritage Property Investment Limited Partnership. Through a wholly owned subsidiary, Heritage Property Investment Trust, Inc. is the general partner of Bradley Operating Limited Partnership and owns, directly or indirectly, 99% of the voting interests in Bradley Operating Limited Partnership. As a result of Heritage Property Investment Trust, Inc.’s less than 100% ownership interest in Bradley Operating Limited Partnership, we are required by the rules and regulations of the Securities and Exchange Commission to include in this registration statement separate financial statements and other financial and operating information with respect to Bradley Operating Limited Partnership.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Heritage, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet website (http://www.heritagerealty.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement on Form S-4 (together with all amendments and exhibits, referred to as the “registration statement”), of which this prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the exchange notes covered by this registration statement. This prospectus does not contain all of the information set forth in the registration statement, some portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein or therein, as to the contents of any contract or other document are not necessarily complete, and in each instance we make reference to the copy of that contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each statement being qualified in all respects by this reference and the exhibits and schedules thereto. For further information regarding us and the exchange notes, we refer you to the registration statement and the exhibits and schedules which may be obtained from the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to other documents that we file with the SEC. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended on Form 8-K filed on September 15, 2004;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004, as amended on Form 8-K filed on September 15, 2004; and

•	our Current Reports on Form 8-K filed on April 1, 2004, September 14, 2004 and September 15, 2004.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer will automatically be deemed to be incorporated by reference in this prospectus and a part of this prospectus from the date of filing those documents.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents.

A written request should be addressed to:

Investor Relations

Heritage Property Investment Trust, Inc.

131 Dartmouth Street

Boston, Massachusetts 02116

(617) 247-2200

You should rely only on the information incorporated by reference or set forth in this prospectus. We have not authorized anyone else to provide you with different information. We are offering the exchange notes only in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus and the documents we incorporate by reference that are considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward- looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results and therefore should not be relied upon. We have discussed in this prospectus some important risks that could cause actual results to differ materially from current expectations. The forward-looking statements contained herein represent our judgment as of the date set forth on the cover page of this prospectus, and we caution readers not to place undue reliance on those statements. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference.

Heritage Property Investment Trust, Inc.

Overview

We are a fully integrated, self-administered and self-managed real estate investment trust, or “REIT.” We are a Maryland corporation and one of the nation’s largest owners of neighborhood and community shopping centers. We acquire, own, manage, lease and redevelop primarily grocer-anchored neighborhood and community shopping centers. As of June 30, 2004, we owned 163 shopping centers, located in 29 states and totaling approximately 32.8 million square feet of total gross leasable area (“GLA”), of which approximately 27.6 million square feet was Company-owned GLA. Our shopping center portfolio was approximately 91.8% leased as of June 30, 2004.

We are headquartered in Boston, Massachusetts and have 16 regional offices located in the Eastern, Midwestern and Southwestern United States.

Corporate Structure

Heritage Property Investment Limited Partnership (“Heritage OP”) and Bradley Operating Limited Partnership (“Bradley OP”) are subsidiaries through which we conduct substantially all of our business and own (either directly or through subsidiaries) substantially all of our assets. As of June 30, 2004, we owned directly or indirectly all of the ownership interests in Heritage OP and approximately 99% of the voting interests in Bradley OP, and we are the sole general partner of Heritage OP and, through a wholly-owned subsidiary, of Bradley OP. This structure is commonly referred to as an umbrella partnership REIT or UPREIT.

As a result of our less than 100% ownership interest in Bradley OP, we are required by the rules and regulations of the SEC to include in this document separate financial statements and other financial and operating information with respect to Bradley OP. However, through our 100% ownership of the general partner of Bradley OP, we manage the business and operations of Bradley OP in the same manner as we manage our other operations.

Business Strategy

Our business strategy is to generate stable and increasing cash flow and asset value by acquiring and managing a portfolio of real estate properties located in attractive markets with strong economic and demographic characteristics. Our business strategy consists of the following elements:

•	Building and leveraging our long-term tenant relationships. An important priority in managing our business is establishing and developing strong, lasting relationships with our tenants.

•	Maximizing cash flow from our properties by continuing to enhance the operating performance of each property. We manage our properties through a centralized property management and leasing program, which enables us to achieve operating, marketing and leasing efficiencies.

•	Targeting redevelopment and expansion projects that we believe will generate substantial returns. We seek to leverage our operating and redevelopment capabilities to capitalize on prospects within our existing portfolio.

•	Increasing the number of anchor tenants to enhance the consumer traffic at our neighborhood and community shopping centers. We believe that securing multiple anchors at a property enhances the attractiveness of the center by increasing consumer traffic, which enhances the performance of our non-anchor tenants within the remaining available space of a center.

•	Pursuing opportunities to acquire primarily grocer-anchored neighborhood and community shopping centers. We utilize our knowledge of key markets to pursue opportunistic acquisitions of primarily grocer-anchored shopping centers with a multi-anchored focus.

Growth Strategy

We target grocer-anchored, open-air neighborhood and community shopping centers generally containing greater than 100,000 square feet of GLA. In particular, we focus on those shopping centers anchored by market-leading grocers or those regional operators who have dominant positions in their trade areas. In addition, we focus on the presence of, or the ability to add, additional anchor(s) for these centers, including electronics, home improvement, off-price retailers, office superstores, and fabric and clothing retailers, all of whom we believe to be generally beneficial to the value of the center. In addition to those anchors, we also seek properties with a diverse tenant mix that includes service retailers, such as banks, florists, video stores, restaurants, and apparel and specialty shops. We seek a convenient and easily accessible location with abundant parking close to residential communities, with excellent visibility for our tenants and easy access for neighborhood shoppers.

Competitive Strengths

We seek to implement our strategy in a number of ways, including by our:

•	Grocer-anchored neighborhood and community shopping center focus. Grocers are, in our experience, more resistant to economic downturns due to the nature of their business and generate continuous consumer traffic to our centers. This traffic enhances the quality and appeal of our centers and benefits our other tenants.

•	Multi-anchored focus. In our experience, multiple anchors attract greater consumer flow through the entire shopping center and add to the economic stability of our shopping centers as a whole.

•	Diverse tenant base. We believe that our diversity of tenants will enable us to generate more stable cash flows over time.

•	Geographic diversification. We believe that geographic diversity helps mitigate the risks associated with localized economic downturns.

•	Attractive locations with strong market demographics. We believe that strong market demographics provide our properties with a consistent supply of shoppers who exhibit strong demand for goods and services.

•	Seasoned management team. We believe the in-depth market knowledge and long-term tenant relationships developed by our senior management provide us with a key competitive advantage.

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our initial taxable year ended December 31, 1999. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain our status as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

The Exchange Offer

On April 1, 2004, we issued $200,000,000 aggregate principal amount of our 5.125% Notes due 2014 to Banc of America Securities LLC, Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, ABN AMRO Incorporated, BNY Capital Markets, Inc., Commerzbank Aktiengesellschaft and PNC Capital Markets, Inc. (whom we refer to as the “initial purchasers”), who then sold those notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

Because they were sold pursuant to exemptions from registration under the Securities Act, the old notes are subject to transfer restrictions. In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to either: (a) file with the SEC a registration statement covering the exchange notes, use our best efforts to cause the registration statement to become effective under the Securities Act, and upon effectiveness of the registration statement, complete the exchange offer; or (b) cause the old notes to be registered under the Securities Act pursuant to a resale shelf registration statement.

If we fail to meet any of these requirements, we must pay additional interest on the notes of 0.25% per annum for the first 90-day period after the required date. This interest rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum additional interest rate of 1.0% per annum. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement.

Under the registration rights agreement, we were required to use our best efforts to cause this registration statement to become effective on or before August 30, 2004. Because this registration statement will not become effective until approximately September 17, 2004, we will incur additional interest on the notes relating to this requirement of an additional approximately $25,000. In addition, we are required to use our best efforts to complete the exchange offer on or before September 29, 2004. We anticipate we will not complete the exchange offer until October 18, 2004. As a result, we anticipate we will incur additional interest on the notes relating to this requirement of an additional approximately $25,000.

Terms of the Exchange Offer

Securities Offered	$200,000,000 in aggregate principal amount of 5.125% Notes due 2014.

The Exchange Offer

We are offering to exchange up to $200,000,000 principal amount of exchange notes for an identical principal amount of old notes. Old notes may be exchanged only in $1,000 increments. The terms of the exchange notes are identical in all respect to the terms of the old notes except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the old notes and will be issued under and entitled to the benefits of the same indenture that governs the old notes. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions.

Consequences of Failure to Exchange

If you do not exchange your old notes for exchange notes pursuant to the exchange offer, you will still be subject to the restrictions on transfer of your old notes as described in the legend on the old notes. In general, you may not offer to sell or sell the old notes, except pursuant to a registration statement under the Securities Act or any exemption from registration thereunder and in compliance with applicable state securities laws.

Resale of Exchange Notes

Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe you may offer for resale, resell or otherwise transfer the exchange notes you receive in the exchange offer without further compliance with the registration and prospectus delivery provisions of the Securities Act unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

Each broker-dealer who is issued exchange notes in the exchange offer for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. A broker-dealer may use this prospectus for an offer to resell, a resale or any other transfer of the exchange notes issued to it in the exchange offer.

Expiration Date and Time	The Exchange Offer expires at 5 p.m., New York City time, on October 18, 2004. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to certain conditions, some of which may be waived by us. See “The Exchange Offer—Conditions.”

Procedures for Tendering Old Notes	To accept the exchange offer, you must send the exchange agent either:

•	a properly completed and validly executed letter of transmittal; or

•	a computer-generated agent’s message transmitted pursuant to DTC’s Automated Tender Offer Program System (ATOP); and either

•	tendered old notes held in certificated form; or

•	a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC.

Additional documents may be required if you tender pursuant to the guaranteed delivery procedures described below. For more information, see “The Exchange Offer—Procedures for Tendering.”

Tenders by Beneficial Owners

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or are held in book-entry form and you wish to tender those old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures

If you are unable to comply with the procedures for tendering, you may tender your old notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights

You may withdraw old notes you tendered by furnishing a written notice of withdrawal to the exchange agent or by complying with DTC’s ATOP System withdrawal procedures at any time before 5 p.m. New York City time on the expiration date. See “The Exchange Offer—Withdrawal of Tenders.”

Accrued Interest on the Exchange Notes and the Old Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes, or, if no interest has been paid, from April 1, 2004. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Certain United States Federal Tax Considerations	See “Federal Income Tax Considerations” for a discussion of U.S. federal income tax considerations you should consider before tendering old notes in the exchange offer.

Exchange Agent	LaSalle National Bank is serving as exchange agent for the exchange offer. The address and telephone number for the exchange agent is listed under “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The terms of the exchange notes to be issued in the exchange offer are identical to the terms of the outstanding old notes except that we have registered the exchange notes under the Securities Act. The notes issued in the exchange offer will evidence the same debt as the old notes, and both the old notes and the exchange notes are governed by the same indenture. The terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Terms of the Exchange Notes

Issuer	Heritage Property Investment Trust, Inc.

Securities Offered	$200,000,000 aggregate principal amount of 5.125% Notes due 2014.

Maturity	April 15, 2014

Interest Rate	5.125% per year

Interest Payment Dates	Each April 15 and October 15, beginning on October 15, 2004. Interest will accrue from the date of issue.

Guarantees	Our two principal subsidiaries, Heritage OP and Bradley OP (collectively, the “Guarantors”), the entities through which we own substantially all of our assets, will guarantee the exchange notes.

Ranking

The exchange notes are our unsecured senior obligations and rank equally with our existing and future unsecured and unsubordinated indebtedness. The Guarantees will be unsecured senior obligations of the Guarantors and will rank equally in right of payment with all existing and future unsecured senior indebtedness of the Guarantors. The notes will be effectively subordinated to the obligations of our subsidiaries that are not Guarantors and to our obligations and the Guarantors’ obligations that are secured to the extent of the security.

Optional Redemption

The exchange notes may be redeemed at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of exchange notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the exchange notes to be redeemed discounted to the redemption date at the then current Treasury Rate plus 20 basis points, together with, in either case, any accrued and unpaid interest to the date of redemption, as described under “Description of Notes—Optional Redemption.”

Certain Indenture Provisions	The indenture governing the exchange notes contains covenants limiting our, the Guarantors’ and our subsidiaries’ ability to:

•	incur indebtedness;

•	merge or consolidate with another person; or

•	sell, lease or otherwise dispose of all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of Notes—Merger, Consolidation or Sale” and “Description of Notes—Financial Covenants.”

No Cash Proceeds	We will not receive any proceeds from the issuance of the exchange notes.

Lack of Public Market

There is no existing trading market for the exchange notes, and there can be no assurance regarding any future development of a trading market for the exchange notes or the ability of holders of the exchange notes to sell their exchange notes at all or the price at which such holders may be able to sell their notes. If such a market were to develop, the exchange notes may trade at prices that are higher or lower than their initial offering price, depending on many factors, including prevailing interest rates, our operating results and financial condition and the market for similar securities. The initial purchasers have advised us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any market-making activity with respect to the exchange notes at any time without notice. We do not intend to apply for listing or quotation of the exchange notes on any securities exchange or market.

Risk Factors	Investing in the exchange notes involves substantial risks. See “Risk Factors” in this prospectus for a description of certain of the risks you should consider before investing in the exchange notes.

RISK FACTORS

Our business is subject to various risks, including those described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus. You should carefully consider these risks, in addition to the other information contained or incorporated by reference in this prospectus. Any of these risks could materially adversely affect our business, operating results and financial condition. In connection with the forward-looking statements that appear in this prospectus, you should carefully review the factors discussed below and the cautionary statements referred to in “Forward-Looking Statements.”

Risks relating to the exchange notes

The restrictions on transfer of the old notes will continue if they are not accepted for exchange.

We will issue the exchange notes in exchange for the old notes timely received by the exchange agent and accompanied by a properly completed and duly executed letter of transmittal and all other documentation. Therefore, if you want to tender your unregistered notes, you must properly complete all documentation and allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to your tender of the unregistered notes.

If you do not tender your old notes or they are not accepted by the exchange agent, your old notes will continue to be subject to the existing restrictions upon transfer thereof even after the exchange offer and you will be required, in the absence of an applicable exemption, to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See “The Exchange Offer.” In addition, you will no longer be able to require us to register the unregistered notes under the Securities Act except in the limited circumstances provided under our registration rights agreement.

To the extent that old notes are tendered and accepted in the exchange offer, the trading market for the untendered and the tendered but unaccepted old notes could be adversely affected due to the limited principal amount of the old notes that is expected to remain outstanding following the exchange offer. A small outstanding amount of old notes could result in less demand to purchase old notes, and could, therefore, result in lower prices for the old notes. Moreover, if you do not tender your old notes, you will hold an investment subject to some restrictions on transfer not applicable to the exchange notes and, as a result, you may only be able to sell your old notes at a price that is less than the price available to sellers of the freely tradable exchange notes.

There is no current public market for the exchange notes.

The exchange notes are a new issue of securities for which there is currently no trading market. We cannot guarantee:

•	the liquidity of any market that may develop for the exchange notes;

•	your ability to sell the exchange notes; or

•	the price at which you would be able to sell the exchange notes.

Liquidity of any market for the exchange notes and future trading prices of the exchange notes will depend on many factors, including:

•	prevailing interest rates;

•	our operating results; and

•	the market for similar securities.

The initial purchasers have advised us that they currently intend to make a market in the exchange notes, but they are not obligated to do so and may cease any market-making at any time without notice.

There are fraudulent conveyance considerations in connection with the guarantees.

Under fraudulent conveyance law, the guarantees of the notes might be subordinated to existing or future indebtedness incurred by the Guarantors, or may not be enforceable, if a court or a creditors’ representative, such as a bankruptcy trustee, concluded that the Guarantors:

(a) received less than fair consideration for the guarantees;

(b) were rendered insolvent as a result of issuing the guarantees;

(c) were engaged in a business or transaction for which our or our subsidiaries’ remaining assets constituted unreasonably small capital;

(d) intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

(e) intended to hinder, delay or defraud our or their creditors.

The measure of insolvency varies depending upon the law of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts matured and became absolute.

Our redemption of the notes may adversely affect your return.

We have the right to redeem some or all of the notes prior to maturity. We may choose to redeem the notes at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the rate on the notes being redeemed.

Changes in our credit ratings may adversely affect your investment in the notes.

Our existing notes are currently rated Baa3/stable by Moody’s, BBB-/stable by Standard & Poor’s and BBB-/stable by Fitch. These ratings are subject to revision or withdrawal at any time by the rating agencies and, therefore, we may not be able to maintain these credit ratings. Actual or anticipated changes in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the value and liquidity of the notes.

Risks relating to our business

Adverse market conditions affect our results of operations.

The economic performance and value of our real estate assets is subject to all of the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. Our properties currently are located in 29 states, primarily in the East and the Midwest. The economic condition of each of our markets may be dependent on one or more industries. An economic downturn generally or in one of these industry sectors may result in an increase in tenant bankruptcies, which may harm our performance in the affected market. Economic and market conditions also may impact the ability of our tenants to make lease payments. If our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be significantly harmed, making it more difficult for us to make scheduled interest and principal payments on the notes.

Downturns or changes in the retailing industry will have a direct impact on our performance.

Our properties consist of neighborhood and community shopping centers. Our performance, therefore, is linked to economic conditions in the market for retail space generally. The market for retail space has been, and could in the future be, adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the increasing market strength of Wal-Mart, including its continued growth as a grocer, the excess amount of retail space in a number of markets, and increasing consumer purchases through catalogues or the Internet. To the extent that any of these conditions occur or continue, they are likely to impact market rents for retail space, which could have a material adverse effect on our ability to pay interest and principal on the notes.

A downturn in our tenants’ businesses, tenant bankruptcies or leasing delays, particularly with respect to our anchor tenants, may affect our ability to collect balances due from tenants and would seriously harm our operating results.

At any time, our tenants may experience a downturn in their businesses that may weaken their financial condition. As a result, our tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. We are subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. Any tenant bankruptcies, leasing delays, or failure to make rental payments when due could result in the termination of the tenant’s lease and material losses to our company and would harm our operating results.

If any of our anchor tenants becomes insolvent, suffers a downturn in business, decides not to renew its lease or vacates a space at a property and prevents us from re-leasing that space by continuing to pay base rent for the balance of the term, it may seriously harm our business. As of June 30, 2004, we had seven tenants operating under bankruptcy protection. The leases directly impacted by these bankruptcy filings totaled approximately 0.7% of our annualized base rent for all leases in which tenants were in occupancy at June 30, 2004.

Any bankruptcy filings by or relating to one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from that tenant, the lease guarantor or their property unless we receive an order permitting us to do so from the bankruptcy court. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a tenant assumes the lease while in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a tenant rejects the lease while in bankruptcy, we would have only a general unsecured claim for pre-petition damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only proportionately among all holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, which may harm our financial condition and impact our ability to pay interest and principal on the notes.

Certain provisions of our leases with our tenants may harm our operating performance.

We have entered into leases with some of our tenants that allow those tenants to terminate their lease or to pay reduced rent to us if an anchor tenant in the same shopping center terminates its lease with us or fails to occupy the premises. In that event, we may be unable to re-lease the vacated space. Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease, which would reduce the income generated by that retail center. A transfer of a lease to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases at the retail center.

In addition, in many cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants within that center to sell that merchandise or provide those services. When re-leasing space after a vacancy by one of the other tenants, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to re-lease or to re-lease on satisfactory terms could harm our operating results and impact our ability to pay interest and principal on the notes.

We face considerable competition in the leasing market and may not be able to renew leases or re-let space as leases expire.

We face competition from similar retail centers within the trade areas of each of our centers when renewing leases or releasing space as leases expire. In addition, any new competitive properties that are developed within the trade areas of our existing properties may result in increased competition. For the remainder of 2004, leases for 3.4% of our total square feet leased will expire; in 2005, leases for 8.4% of our total square feet leased will expire; in 2006, leases for 11.8% of our total square feet leased will expire; in 2007, leases for 10.7% of our total square feet leased will expire; and in 2008, leases for 10.5% of our total square feet leased will expire. Even if our tenants do renew or we are successful in re-letting space, it is possible that the terms of renewal or re-letting may be less favorable than existing lease terms. For example, increased competition for tenants may require us to make capital improvements to properties that we would not have otherwise planned to make. Any unbudgeted capital expenditures we undertake may divert cash that would otherwise be available for payments of interest and principal on the notes. Ultimately, to the extent we are unable to renew leases or re-lease space as leases expire, cash flow from tenants would be decreased resulting in lower operating results.

We face increasing competition in the acquisition of additional real estate properties and other assets.

We face competition in making acquisitions of additional real estate properties and other assets. Integral to our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We compete with many other entities engaged in real estate investment activities for acquisitions of retail shopping centers, including institutional pension funds, other REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for the real estate properties, other assets and other companies we seek to acquire, or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, during 2003 and continuing into 2004, the number of entities and the amount of funds competing for suitable investment properties continued to increase. This resulted in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced, leaving less cash available for payments of interest and principal on the notes.

Future acquisitions of properties may not yield the results we expect.

We intend to continue acquiring shopping centers. We face the risk that newly acquired properties may fail to perform as we anticipate. For instance, acquired properties may not perform as well as we anticipate because of changes in demand for retail space that negatively impact our ability to renew leases or re-let space. In addition, our management may underestimate the costs necessary to integrate acquired properties into our portfolio, leaving less cash available for payments of interest and principal on the notes.

Our working capital reserves and cash flow from operations may not be adequate to cover all of our cash needs, and we may have to obtain financing from other sources.

Our working capital reserves may not be adequate to cover all of our cash needs. In order to cover those needs, we may have to obtain financing from other sources. Sufficient financing may not be available or, if available, may not be available on economically feasible terms or on terms acceptable to us. Additional borrowings for working capital purposes will increase our interest expense, and therefore may harm our financial condition and results of operations and make it more difficult for us to make scheduled interest and principal payments on the notes.

We have more than $1.2 billion of debt, a portion of which is variable rate debt, which may impede our business and operating performance.

As of June 30, 2004, we had more than $1.2 billion of outstanding indebtedness, approximately $205.8 million of which bears interest at a variable rate, and we have the ability to borrow $159.0 million of additional variable rate debt under our line of credit. Increases in interest rates on our existing indebtedness would increase our interest expense, which could harm our cash flow and our ability to pay distributions. For example, if market rates of interest on our variable rate debt outstanding at June 30, 2004 increase by 10%, or 23 basis points, the increase in interest expense on our existing variable rate debt would decrease future earnings and cash flows by $0.6 million annually.

As we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through refinancings and/or equity offerings. In particular, at June 30, 2004, we had outstanding indebtedness that will require principal amortization and balloon payments of $121.2 million during the remainder of 2004 and $235.7 million in 2005. It is likely that we will not have sufficient funds on hand to repay these balloon amounts at maturity and that we will have to borrow additional funds to make these payments. In addition, in connection with the issuance of the notes, we have guaranteed the obligations of Bradley OP under currently outstanding bonds, subject to the receipt of any required consents and the execution of required documentation. As of June 30, 2004, approximately $201.5 million remained outstanding under these bonds. The amount of our existing indebtedness may adversely affect our ability to repay debt through refinancings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties on disadvantageous terms, which might result in losses to us and which might adversely affect cash available for payments of interest and principal on the notes. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase, which would adversely affect our operating results. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness depends on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control.

We also intend to incur additional debt in connection with future acquisitions of real estate. We may, in some instances, borrow under our line of credit or borrow new funds to acquire properties. In addition, we may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. We may also borrow funds, if necessary, to satisfy the requirement that we distribute to stockholders as distributions at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

Our substantial debt may harm our business and operating results, by:

•	Requiring us to use a substantial portion of our funds from operations to pay interest, which reduces the amount available for distributions;

•	Placing us at a competitive disadvantage compared to our competitors that have less debt;

•	Making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and

•	Limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.

Our financial covenants may restrict our operating or acquisition activities.

The mortgages on our properties contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, our outstanding unsecured debt contains customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to total asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt, which we must maintain. Our ability to borrow under our line of credit is subject to compliance with these financial and other covenants. We rely on borrowings under our line of credit to finance acquisitions and redevelopment activities and for working capital, and if we were unable to borrow under our line of credit or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted, which may affect our ability to make scheduled interest and principal payments on the notes. The indenture under which our subsidiary, Bradley OP, previously issued unsecured debt also contains limitations on Bradley OP’s ability to incur future secured and unsecured debt. If we need to pledge properties owned by Bradley OP in order to borrow additional funds, these covenants could reduce our flexibility in conducting our operations by limiting our ability to borrow and may create a risk of default on our debt if we cannot continue to satisfy these covenants. If we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can immediately take possession of the property securing the loan.

We could become too highly leveraged because our organizational documents do not contain any limitation on the amount of debt we may incur.

Our organizational documents do not limit the amount of indebtedness that we, or our two operating partnerships, may incur. Although we intend to maintain a balance between our total outstanding indebtedness and the value of our portfolio, we could alter this balance at any time. If we become too highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness, including the notes, and harm our financial condition.

The costs of compliance with laws and changes in laws may harm our operating results.

Costs associated with complying with laws and changes in laws may adversely affect our financial condition and operating results. We have incurred increases in expenses as a result of regulatory changes and the costs of compliance at the corporate level associated with becoming and maintaining our status as a public company. These expenses are generally not passed through to our tenants under our leases. As a result, these increased expenses may adversely affect our cash flow and our ability to service our debt and make payments of interest and principal on the notes.

In addition, our properties are subject to various federal, state and local regulatory requirements, such as the requirements of the Americans with Disabilities Act of 1990 and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by regulatory agencies and governmental authorities or awards of damages to private litigants. In addition, these requirements are subject to change and new requirements could be imposed that would require significant unanticipated expenditures by us. Any of these events could adversely affect our cash flow and payments of interest and principal on the notes.

The costs of compliance with environmental laws may harm our operating results.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in, or released from its property. We currently have approximately 18 properties in our portfolio that are undergoing or have been identified as requiring some form of remediation to clean up contamination. In some cases, contamination has migrated into the groundwater beneath our properties from adjacent properties, such as service stations. In other cases, contamination has resulted from on-site uses by current or former owners or tenants, such as gas stations or dry cleaners, which have released pollutants such as gasoline or dry-cleaning solvents into soil and/or groundwater. Based on our experience with properties in our portfolio, we believe the cost of remediation for contamination resulting from dry-cleaning pollutants will range from approximately $15,000 to $450,000 per property, and the cost of remediation for contamination from gasoline pollutants will range from approximately

$15,000 to $100,000 per property. Any failure to properly remediate the contamination at our properties may result in liability to federal, state or local governments for damages to natural resources or liability to third parties for property damage or personal injury and may adversely affect our ability to operate, lease or sell that property.

In addition to the costs of remediation described above, we may incur additional costs to comply with federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety generally. These laws, ordinances and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the management of asbestos and the remediation of contamination. Some of these laws, ordinances and regulations may impose joint and several liabilities on current or former tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the actions that caused the contamination. Some of these laws and regulations require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations, stricter interpretation of existing laws or the future discovery of environmental contamination may require material expenditures on our part. Future laws, ordinances or regulations may impose material environmental liability, or the current environmental condition of our properties may affect the operations of our tenants, the existing condition of the land, operations in the vicinity of the properties, such as the presence of underground storage tanks, or the activities of unrelated third parties. These laws typically allow liens to be placed on the affected property. In addition, there are various local, state and federal fire, health, life-safety and similar regulations which may be applicable to our operations, and which may subject us to liability in the form of fines or damages for noncompliance. These factors could significantly harm our financial condition and operating results and our ability to make interest or principal payments on the notes.

If we suffer losses that are not covered by insurance or that are in excess of our insurance coverage limits, we could lose invested capital and anticipated profits.

Catastrophic losses, such as losses due to wars, terrorist attacks, earthquakes, floods, hurricanes, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. If one of these events occurred to, or caused the destruction of, one or more of our properties, we could lose both our invested capital and anticipated profits from that property, which could adversely affect our financial condition and operating results and our ability to make interest or principal payments on the notes.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to complete the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results and our ability to make interest or principal payments on the notes.

Our largest stockholder owns approximately 42% of our common stock and exercises significant control over our company.

Our largest stockholder, Net Realty Holding Trust, a wholly-owned subsidiary of the New England Teamsters and Trucking Industry Pension Fund (“NETT”), owns approximately 42% of the outstanding shares of our common stock and has the right to nominate four of our directors. Accordingly, NETT is able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors, and the determination of our day-to-day corporate and management policies. NETT’s ownership might discourage someone from making a significant equity investment in us, even if we need the investment to meet our obligations (including those on the notes) and to operate our business.

If we fail to remain qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distribution.

We intend to remain qualified as a REIT under the Code, which will afford us significant tax advantages. The requirements for this qualification, however, are complex. If we fail to meet these requirements, our distributions will not be deductible by us and we will have to pay a corporate level tax on our income. This would substantially reduce our cash available to pay distributions. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps, which could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost. As a result, cash available for payment of interest and principal on the notes would be reduced for each of the years involved.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the exchange notes and we have agreed to pay the expenses of the exchange offer. The old notes surrendered in exchange for the exchange notes will be cancelled.

The net proceeds to us from the sale of the old notes, after deducting the initial purchasers’ discount and estimated expenses of that offering, were approximately $196.4 million. The proceeds of that offering were used to repay indebtedness under our line of credit.

ABSENCE OF PUBLIC MARKET

The exchange notes will be new securities for which there is no established trading market. We currently do not intend to list the exchange notes on any securities exchange or to arrange for the exchange notes to be quoted on any quotation system. Although the initial purchasers have informed us that they currently intend to make a market in the notes, they are not obligated to do so and they may discontinue market-making activity at any time without notice. In addition, market-making activities may be limited during the exchange offer or the pendency of a shelf registration statement required by the registration rights agreement, if it is filed. Accordingly, it is not likely that an active trading market for the exchange notes will develop or, if such a market develops, that it will provide significant liquidity to holders of notes.

EARNINGS RATIOS

Our historical ratio of earnings to fixed charges for each of the periods indicated were as follows:

Six Months Ended June 30, 2004
1.53

Years Ended December 31,				July 9, 1999 to December 31, 1999
2003	2002	2001	2000
1.54	1.17	1.12	1.67	7.41

For purposes of computing the ratio of earnings to fixed charges:

•	earnings consist of net earnings and fixed charges, less capitalized interest; and

•	fixed charges consist of interest expense, amortization of debt discount and issuance expenses, the portion of rents under operating leases representative of an interest factor and capitalized interest.

SELECTED FINANCIAL DATA OF BRADLEY OPERATING LIMITED PARTNERSHIP

The following selected historical consolidated financial and operating data of Bradley OP should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Bradley OP beginning on page F-1 of this document. The following data does not include any information with respect to Heritage or any of its subsidiaries other than Bradley OP and its subsidiaries. Consolidated financial information with respect to Heritage and its subsidiaries may be found in Heritage’s filings with the SEC. See “Incorporation of Certain Documents by Reference” on page 4 of this document.

On September 18, 2000, Heritage acquired Bradley Real Estate, Inc. (“Bradley”), a publicly traded REIT based in Illinois with nearly 100 shopping center properties located primarily in the Midwest, at an aggregate cost of approximately $1.2 billion. Heritage acquired Bradley through a merger in which all of the holders of Bradley capital stock received cash in exchange for their shares. Through the acquisition, Heritage also acquired a controlling interest in Bradley OP through the acquisition of all of the general partnership units and substantially all of the limited partnership units of Bradley OP. Heritage accounted for the transaction using the purchase method of accounting and, accordingly, the acquisition cost was allocated to the estimated fair values of the assets received and liabilities assumed. As a result of Heritage’s accounting for the transaction, several significant changes were required affecting Bradley OP’s financial position and future results of operations. These changes included but were not limited to, recognizing straight-line rental income over a different period, increasing the book value of the real estate investments acquired to their estimated fair values and writing off any unamortized deferred leasing and financing costs. Based on these changes, the financial position and results of operations of Bradley OP for the periods subsequent to the acquisition have been shown separately from the financial position and results of operations for the period prior to the acquisition.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000(1)
	(Dollars and units in thousands except per-unit data)
STATEMENT OF OPERATIONS DATA:
Revenue:
Rentals and recoveries	$93,506	$93,157	$187,613	$172,633	$157,350	$46,322
Interest and other	11	19	36	58	132	823

Total revenue	93,517	93,176	187,649	172,691	157,482	47,145

Expenses:
Operating	29,519	27,706	56,632	52,627	48,195	13,121
General and administrative	6,554	6,466	11,775	15,324	8,256	2,294
Depreciation and amortization	25,027	23,733	48,389	43,386	39,398	12,356
Interest	17,915	16,542	33,030	35,537	47,102	7,580
Loss on prepayment of debt	—	—	—	4,215	—	—

Total expenses	79,015	74,447	149,826	151,089	142,951	35,351

Income before net gains	14,502	18,729	37,823	21,602	14,531	11,794
Net derivative (losses) gains	—	—	—	(7,766)	986	—

Net income	14,502	18,729	37,823	13,836	15,517	11,794
Preferred stock distributions	(1,763)	(3,328)	(6,656)	(6,656)	(6,656)	—

Net income attributable to common unitholders	$12,739	$15,401	$31,167	$7,180	$8,861	$11,794

Per Unit Data:
Basic and diluted income attributable to common unitholders	$0.37	$0.46	$0.92	$0.24	$0.38	$0.50
Weighted average common units outstanding—Basic and diluted	34,121	33,773	33,787	30,073	23,379	23,379
BALANCE SHEET DATA: (at end of period)
Real estate investments, before accumulated depreciation	$1,446,353	—	$1,282,989	$1,312,694	$1,143,111	$1,164,549
Total assets	1,394,863	—	1,312,641	1,339,680	1,173,004	1,185,192
Total liabilities	798,187	—	642,877	639,967	661,002	627,747
Minority interests	2,425	—	2,425	2,425	2,425	2,425
Redeemable capital	34,208	—	84,681	83,497	75,527	75,556
Partners’ capital	560,043	—	582,658	613,791	434,050	479,464
OTHER DATA:
# of shopping centers (at end of period)	106	105	105	105	96	96
Gross leasable area of shopping centers (sq. ft. at end of period, in thousands)(2)	17,707	17,589	17,589	17,589	15,378	15,378
Total portfolio net operating income	63,987	65,451	$130,981	$120,006	$109,155	$33,201
Cash flows from operating activities	32,604	45,778	89,154	75,129	50,780	18,612
Cash flows from investing activities	(28,898)	(8,042)	(19,250)	(119,448)	(13,768)	(9,567)
Cash flows from financing activities	(1,367)	(33,214)	(68,839)	41,212	(33,231)	(28,230)

(1)	Represents the period from September 18, 2000, the date Heritage acquired Bradley OP, through December 31, 2000.
(2)	Represents the total gross leasable area of all Bradley OP-owned and operated shopping center square footage.

	Year Ended December 31,
	2000(1)	1999
	(Dollars and units in thousands except per-unit data)
STATEMENT OF OPERATIONS DATA:
Revenue:
Rentals and recoveries	$113,574	$151,950
Interest and other	245	2,883
Total revenue	113,819	154,833
Expenses:
Operating	31,180	45,830
General and administrative	7,875	7,797
Depreciation and amortization	20,194	26,456
Interest	23,725	29,404
Total expenses	82,974	109,487
Income before equity in earnings of partnership	30,845	45,346
Equity in earnings of partnership	—	500
Gain on sale of properties	205	—
Income allocated to minority interest	—	84,000
Net income	31,050	45,762
Preferred stock distributions	(9,584)	(11,791)
Net income attributable to common unitholders	$21,466	$33,971
Per Unit Data:
Basic income attributable to common unitholders	$0.86	$1.34
Diluted income attributable to common unitholders	$0.86	$1.34
Weighted average common units outstanding—basic	25,002	25,380
Weighted average common and common equivalent units outstanding—diluted	25,002	25,409
BALANCE SHEET DATA: (at end of period)
Real estate investments, before accumulated depreciation	$1,164,549	$1,014,158
Total assets	1,185,192	996,167
Total liabilities	627,747	478,298
Minority interests	2,425	381
Redeemable capital	75,556	—
Partners’ capital	$479,464	$517,488
OTHER DATA:
# of shopping centers (at end of period)	97	98
Gross leasable area of shopping centers (sq. ft. at end of period, in thousands)(2)	15,460	15,500
Total portfolio net operating income	$33,201	$106,120

(1)	Represents the period from January 1, 2000 through September 18, 2000, the date Heritage acquired Bradley OP.

BUSINESS OF HERITAGE PROPERTY INVESTMENT TRUST, INC.

Overview

We are a fully integrated, self-administered and self-managed real estate investment trust, or “REIT.” We are a Maryland corporation and one of the nation’s largest owners of neighborhood and community shopping centers. We acquire, own, manage, lease and redevelop primarily grocer-anchored neighborhood and community shopping centers. As of June 30, 2004, we owned 163 shopping centers, located in 29 states and totaling approximately 32.8 million square feet of GLA, of which approximately 27.6 million square feet was Company-owned GLA. Our shopping center portfolio was approximately 91.8% leased as of June 30, 2004.

We are headquartered in Boston, Massachusetts and have 16 regional offices located in the Eastern, Midwestern, and Southwestern United States.

Heritage OP and Bradley OP are subsidiaries through which we conduct substantially all of our business and own (either directly or through subsidiaries) substantially all of our assets. As of June 30, 2004, we owned directly or indirectly all of the ownership interests in Heritage OP and approximately 99% of the voting interests in Bradley OP, and we are the sole general partner of Heritage OP and, through a wholly-owned subsidiary, of Bradley OP. This structure is commonly referred to as an umbrella partnership REIT or UPREIT.

As a result of our less than 100% ownership interest in Bradley OP, we are required by the rules and regulations of the SEC to include in this document separate financial statements and other financial and operating information with respect to Bradley OP. However, through our 100% ownership of the general partner of Bradley OP, we manage the business and operations of Bradley OP in the same manner as we manage our other operations. The discussion below should be read in conjunction with the section of this document entitled, “Business of Bradley Operating Limited Partnership” beginning on page 47.

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our initial taxable year ended December 31, 1999. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain our status as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

Business Strategy

Our business strategy is to generate stable and increasing cash flow and asset value by acquiring and managing a portfolio of real estate properties located in attractive markets with strong economic and demographic characteristics.

Internal Growth. We believe there are significant opportunities to increase cash flow from our existing properties through the following strategies:

•	Building and leveraging our long-term tenant relationships. An important priority in managing our business is establishing and developing strong, lasting relationships with our tenants. We believe that we have been successful in consistently meeting or exceeding the expectations and demands of our tenants. Over the years, this strategy has allowed us to forge mutually beneficial business relationships, enabling our tenants, through our broad geographic focus and contacts, to enter new markets and leverage opportunities to increase their presence in and across markets. We intend to continue to leverage our existing tenant relationships as we grow and expand our business.

•	Maximizing cash flow from our properties by continuing to enhance the operating performance of each property. We manage our properties through a centralized property management and leasing program, which enables us to achieve operating, marketing and leasing efficiencies. We aggressively lease currently available space and space that becomes available, both to existing and new tenants. During the second quarter of 2004, we signed new leases and renewals of leases on 0.8 million square feet of space at an average base rental rate increase of 6.9% over the expired rates on a cash basis. During the first half of 2004, we signed new leases and renewals of leases on 1.5 million square feet of space at an average base rental increase of 7.5% over the expired rents on a cash basis. As of June 30, 2004, leases on 0.9 million square feet of space were scheduled to expire during the remainder of 2004, representing 3.4% of our total portfolio GLA.

•	Targeting redevelopment and expansion projects that we believe will generate substantial returns. We seek to leverage our operating and redevelopment capabilities to capitalize on prospects within our existing portfolio. In particular, we are currently exploring opportunities to expand our existing centers, to reposition our tenant mix and, where appropriate, to lease parcels on our properties with minimal incremental cost.

•	Increasing the number of anchor tenants to enhance the consumer traffic at our neighborhood and community shopping centers. We believe that securing multiple anchors at a property enhances the attractiveness of the center by increasing consumer traffic, which enhances the performance of our non-anchor tenants within the remaining available space of a center. We believe that there are additional opportunities to increase the number of anchor tenants at some of the existing properties in our portfolio.

External Growth. We focus our external growth on asset and portfolio acquisitions versus development, through the following strategies:

•	Pursuing opportunities to acquire primarily grocer-anchored neighborhood and community shopping centers. We utilize our knowledge of key markets to pursue opportunistic acquisitions of primarily grocer-anchored shopping centers with a multi-anchored focus. For further information see “—Growth Strategy—Acquisitions.”

•	Employing a dual strategy that focuses our acquisition activities primarily in the top 50 Metropolitan Statistical Areas (“MSA’s”). We seek to establish a firm market presence by owning multiple properties in an area. First, we target properties in geographic areas proximate to our existing shopping centers located in 29 states, which allows us to maximize our current resources and manage expenses. Second, we explore opportunities to expand into other geographic markets where the opportunity presented is a sizable portfolio that will allow us to reach an economy of scale.

•	Developing long-standing relationships. Our senior management team has developed long-standing relationships with institutional and other owners and operators of shopping center properties and has built a national broker network. These efforts have enhanced our ability to identify and capitalize on acquisition opportunities.

Competitive Strengths

We seek to implement our strategy in a number of ways, including by our:

•	Grocer-anchored neighborhood and community shopping center focus. As of June 30, 2004, approximately 74% of our centers were grocer-anchored, and these centers accounted for approximately 72% of our total net operating income for the year. Grocers are, in our experience, more resistant to economic downturns by the nature of their business and generate continuous consumer traffic to our centers. This traffic enhances the quality and appeal of our centers and benefits our other tenants.

•	Multi-anchored focus. Our shopping centers have an average of 2.7 anchor tenants. We consider an anchor tenant to be a tenant that occupies at least 15,000 square feet at one of our centers. In our experience, multiple anchors attract greater consumer flow through the entire shopping center and add to the economic stability of our shopping centers as a whole.

•	Diverse tenant base. No single tenant currently represents more than approximately 5.2% of our annualized base rental revenue. As of June 30, 2004, we had approximately 3,200 separate leases with various tenants, including national and regional supermarket chains, drug stores, discount retail stores, other nationally or regionally known stores and a great variety of other regional and local retailers. We believe that this diversity of tenants will enable us to generate more stable cash flows over time.

•	Geographic diversification. Our properties are located in 29 states, primarily in the Eastern and Midwestern United States. As of June 30, 2004, the five largest concentrations of properties in our portfolio, based on total annualized base rent, were located in Illinois, North Carolina, Minnesota, Indiana and New York, representing 12.9%, 10.5%, 9.9%, 7.4% and 6.9% respectively. We believe that geographic diversity helps mitigate the risks associated with localized economic downturns.

•	Attractive locations with strong market demographics. The average population within a three-mile radius of our properties is approximately 65,000, and the average annual household income in such areas is $63,000, based upon 2000 census data provided by Applied Geographic Solutions. We believe these strong market demographics provide our properties with a consistent supply of shoppers who exhibit strong demand for goods and services.

•	Seasoned management team. Our senior management team is comprised of executives with an average of over 20 years of experience in the acquisition, management, leasing, redevelopment and construction of real estate or retail properties. In particular, we believe the in-depth market knowledge and long-term tenant relationships developed by our senior management provide us with a key competitive advantage.

Financing Strategy

Our financing strategy is to maintain a strong financial position by maintaining a prudent level of leverage and managing our variable interest rate exposure. We have accomplished this by being flexible in selecting the best means available of financing our operations and growth, including accessing the public equity markets.

In April 2002, we completed our initial public offering and sold 14,080,556 shares of our common stock at a price of $25.00 per share resulting in net proceeds to us of $323 million. We used the net proceeds of our initial public offering to reduce our indebtedness.

In December 2003, we completed a primary and secondary public offering of our common stock and sold a total of 3,932,736 shares at a net price of $28.27 per share resulting in net proceeds to us of $111 million. We used the net proceeds to us to repay indebtedness, including a $60 million bridge loan incurred in connection with a portfolio acquisition.

At June 30, 2004, we had approximately $1.2 billion of indebtedness consisting of a combination of our unsecured line of credit, unsecured notes issued by us, unsecured notes issued by Bradley OP and mortgage indebtedness. This indebtedness has a weighted average interest rate of 6.23% with an average maturity of 5.1 years. As of June 30, 2004, our market capitalization was $2.5 billion, resulting in a debt-to-total market capitalization ratio of approximately 48.5%.

We have a three-year $350 million unsecured line of credit with a group of lenders and Fleet National Bank, as agent. Bradley OP and Heritage OP are the borrowers under this line of credit and we, and certain of our other subsidiaries, have guaranteed this line of credit. This line of credit is being used principally to fund growth opportunities and for working capital purposes. At June 30, 2004, $191 million was outstanding under the line of credit.

On April 1, 2004, we completed the offering and sale of $200 million principal amount of unsecured 5.125% notes due April 15, 2014. The notes were priced to yield 5.236% at a spread of 135 basis points over the comparable U.S. Treasury note. The net proceeds from the offering were used to reduce the outstanding balance on our line of credit. Including all offering expenses and the settlement of the forward swaps described below, the all-in effective interest rate of the unsecured notes is 5.32%. In connection with the sale of these notes, the three rating agencies, Moody’s, Standard & Poor’s and Fitch affirmed their current investment grade ratings and stable outlook for Heritage.

On March 8, 2004, in anticipation of our note offering, we entered into forward starting interest rate swaps with a total notional amount of approximately $192.5 million. The purpose of these forward swaps was to mitigate the risk of changes in interest rates prior to the pricing of our offering. These forward swaps terminated upon pricing of the offering and we received a payment of $1.185 million in connection with the termination of these swaps. Amounts received upon termination of the swaps will be amortized as a reduction to interest expense as scheduled interest payments are made on our notes.

We intend to finance future growth with the most advantageous source of capital available. These sources may include selling common stock, preferred stock or debt securities through public offerings or private offerings, incurring or assuming additional indebtedness through secured or unsecured borrowings, issuing units of limited partnership interests of one of our operating partnerships in exchange for contributed property, and reinvesting proceeds from the disposition of properties. In addition, we may enter into joint ventures with institutions or developers to acquire properties or portfolios, reducing the amount of capital required by us to make those investments.

During October 2003, we filed a shelf registration statement on Form S-3 for up to $500 million of debt securities, preferred stock, common stock and common stock warrants. This shelf registration statement will permit us to utilize the public debt and equity markets as a principal source of capital for our expansion and other needs. As of June 30, 2004, taking into account our primary public offering described above, we had approximately $389 million available for issuance under this shelf registration statement.

We believe that our existing working capital and cash provided by operations will be sufficient to meet our short-term liquidity requirements, consisting primarily of funds necessary for operating expenses and other property expenditures, recurring maintenance capital expenditures, interest expense and scheduled principal payments on outstanding indebtedness and future distributions to our stockholders. In addition, we believe that our existing working capital, cash provided by operations, secured and unsecured indebtedness, our line of credit and equity capital will continue to be available to us in the future to fund our long-term liquidity requirements consisting primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties, and the costs associated with acquisitions of properties that we pursue.

Growth Strategy

Acquisitions

We target grocer-anchored, open-air neighborhood and community shopping centers generally containing greater than 100,000 square feet of GLA. In particular, we focus on those shopping centers anchored by market-leading grocers or those regional operators who have dominant positions in their trade areas. In addition, we focus on the presence of, or the ability to add, other additional anchor(s) for these centers, including electronics, home improvement, off-price retailers, office superstores, and fabric and clothing retailers, all of whom we believe to be generally beneficial to the value of the center. In addition to those anchors, we also seek properties with a diverse tenant mix that includes service retailers, such as banks, florists, video stores, restaurants, and apparel and specialty shops. We seek a convenient and easily accessible location with abundant parking close to residential communities, with excellent visibility for our tenants and easy access for neighborhood shoppers.

With respect to our geographical focus, historically, our acquisition activities were focused primarily in the Eastern and Midwestern United States. We seek to establish a significant market presence by owning multiple properties in an area. As our portfolio has grown, we have employed and will, in the future, continue to employ, a dual strategy that focuses our acquisition activities primarily in the top 50 MSA’s. The first part of our strategy is to target properties in geographic areas proximate to our existing neighborhood and community shopping centers, which allows us to maximize our current resources and manage expenses.

The second part of our strategy is to explore opportunities to expand into other geographic markets where the opportunity presented is a sizable portfolio that will allow us to reach an economy of scale. In 2003, we capitalized on just such an opportunity when we entered the Texas marketplace for the first time through our Trademark portfolio acquisition, consisting of eight properties. In connection with this transaction, we also established a regional office in Dallas, Texas, which will facilitate future growth in Texas. We anticipate that we will use this transaction to further expand in the Southwestern United States marketplace in the future.

We will continue to evaluate all potential acquisitions on a property-by-property and market-by-market basis. We evaluate each market based on similar criteria, including stable or growing population base, positive job growth, diverse economy, and other competitive factors. In the future, we may also pursue joint venture arrangements with third party developers and/or institutional investors. These joint ventures would provide us with greater access to potential acquisitions and alternative sources of capital to fund acquisitions.

Dispositions

We generally hold our properties for investment and the production of rental income and not for sale to buyers in the ordinary course of our business. However, we continually analyze each asset in our portfolio and will consider those properties that might be sold or exchanged for optimal sale prices or exchange values, given prevailing market conditions and the particular characteristics of each property. In the future, we may dispose of properties that are not a strategic fit within our overall portfolio.

In-House Leasing and Property Management Program

We believe that effective leasing is the key to successful asset management. We maintain close relationships with our tenants, properties and markets by maintaining 16 regional offices in addition to our corporate headquarters in Boston. A majority of these offices are staffed with leasing representatives. Our primary goal is for each leasing representative to become an expert in his or her marketplace by becoming familiar with current tenants as well as potential local, regional and national tenants who would complement our current tenant mix. The renewal and replacement of tenants is critical to our leasing and management performance.

Our full time property managers are located throughout our regional offices, which make them easily accessible to our properties. This enables our managers to remain in frequent contact with our tenants to ensure the proper maintenance of our properties. We periodically renovate and improve our properties in order to keep them in top condition to enable us to attract and retain our tenants.

Our leasing and property management functions are supervised and administered by our senior officers at our Boston headquarters. Corporate management, leasing and property management personnel regularly visit all of our properties to support our regional personnel and to ensure implementation of our policies and directives.

Legal Proceedings

On October 31, 2001, a complaint was filed against us in the Superior Court of Suffolk County of the Commonwealth of Massachusetts by Weston Associates and its president, Paul Donahue, alleging that we owe Mr. Donahue and his firm a fee in connection with services he claims he performed on our behalf in connection with our acquisition of Bradley, which we acquired at an aggregate cost of approximately $1.2 billion. Through his personal relationships with the parties involved, Mr. Donahue introduced us to Bradley and its senior management team. Mr. Donahue alleges, however, that he played an instrumental role in the negotiation and completion of our acquisition of Bradley beyond merely introducing the parties. For these alleged efforts, Mr. Donahue demands that he receive a fee equal to 2% of the aggregate consideration we paid to acquire Bradley, or a fee of approximately $24 million. In addition, Mr. Donahue also seeks treble damages based on alleged unfair or deceptive business practices under Massachusetts’s law.

On November 29, 2002, the court granted our motion to dismiss Mr. Donahue’s claims. Mr. Donahue subsequently filed an appeal of the court’s decision and on March 4, 2004, an oral argument was heard with respect to Mr. Donahue’s appeal. On July 14, 2004, the Massachusetts Appellate Court reversed the lower court’s decision dismissing Mr. Donahue’s claims. The Appellate Court’s decision reverts the case back to the Superior Court for discovery and additional proceedings. It is not possible at this time to predict the outcome of this litigation and we intend to vigorously defend against these claims.

Except as set forth above, we are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us, other than routine litigation arising in the ordinary course of business, which is generally expected to be covered by insurance. In the opinion of our management, based upon currently available information, this litigation is not expected to have a material adverse effect on our business, financial condition or results of operations.

Employees

As of June 30, 2004, we had 145 total employees, including 28 leasing and support personnel, 56 property management and support personnel, 8 legal and support personnel, and 53 corporate management and support personnel.

Recent Developments

Long Meadow Commons Acquisition

On April 30, 2004, we completed the acquisition of Long Meadow Commons, a 119,000 square foot grocer-anchored community shopping center located in Mundelein, Illinois (a northern Chicago suburb) for a purchase price of approximately $18 million. The property, which is 96% leased, is anchored by Dominick’s Finer Foods (a subsidiary of Safeway). We funded this acquisition through the assumption of mortgage debt and borrowings under our line of credit.

Disposition of Non-Core Asset

On April 20, 2004, we completed the disposition of the Fortune office building, a 59,000 square foot property located in Hartsdale, New York for $7.7 million, resulting in a net gain of approximately $3.0 million.

Colonial Commons Acquisition

On July 1, 2004, we completed the acquisition of Colonial Commons Shopping Center, a 498,000 square foot (of which, 444,000 square feet is Company-owned GLA) grocer-anchored community shopping center located in Harrisburg, Pennsylvania, for a purchase price of approximately $63 million. The property, which is 93% leased, contains an excellent tenant roster, including the top grocer in the marketplace and an attractive mix of major national retailers, including Giant Food Stores, Dick’s Sporting Goods, Linens & Things, Ross Dress for Less, Marshalls, TJ Maxx, Office Max and Ben Franklin. The center is unencumbered and we funded the purchase price with borrowings under our line of credit.

Lakes Crossing Joint Venture

In May 2004, we completed our first joint venture for the development and construction of a shopping center to be located in Norton Shores (Muskegon), Michigan, a suburb of Grand Rapids. The joint venture is owned equally by us and Westwood Development Group, a regional developer based in Michigan. We made an initial equity investment of $3.3 million and provided a short-term bridge loan of approximately $9.2 million, which will be repaid from the proceeds of a construction loan expected to be obtained in September 2004.

The center, known as Lakes Crossing, began construction in late 2003 and is expected to be completed by the fall of 2005. Lakes Crossing is located on an approximately 58.5 acre site and is situated at the intersection of US Highway 31 and Harvey Street, directly across from Lakes Mall. The project will contain approximately 302,000 square feet of retail space, of which 210,000 square feet will be owned by the joint venture. Lakes Crossing will be anchored by Kohl’s Department Stores (which owns its 88,000 square foot location) and will feature a mix of national and local retailers. The joint venture has signed lease agreements with Circuit City, Catherine’s, Shoe Carnival, Johnny Carino’s and Logan’s Roadhouse and is in discussions with several major national and regional retailers to lease additional space at Lakes Crossing. Kohl’s opened for business in April 2004.

Redemption of Series C Preferred Operating Partnership Units

On September 7, 2004, we redeemed all of the 1,000,000 outstanding 8.875% Series C Cumulative Redeemable Perpetual Preferred Units of Bradley OP at a redemption price of $25.00 per unit, plus approximately $0.413 of accrued and unpaid distributions, for an aggregate redemption price of approximately $25.413 per unit. There were no unamortized issuance costs associated with the Series C Preferred Units, therefore, we did not incur a charge in connection with this redemption.

Board of Director Changes

In June 2004, Michael J. Joyce joined our Board of Directors, following his retirement as an active partner from the public accounting firm, Deloitte & Touche LLP. Prior to his retirement, Mr. Joyce served as the New England Managing Partner of Deloitte. Mr. Joyce joined the predecessor firm of Deloitte in 1967 and became an accounting and auditing partner in 1975. Mr. Joyce also serves on our Audit Committee and has been designated as our Board’s “audit committee financial expert.” Mr. Joyce was appointed to complete a term of office expiring at the 2005 annual meeting of our stockholders.

On September 10, 2004, our Board of Directors elected Ritchie Reardon to the Board effective immediately. Mr. Reardon was elected to our Board as the fourth designee of our largest stockholder, Net Realty Holding Trust. Pursuant to the Second Amended and Restated Stockholders Agreement, dated as of April 29, 2002, among us, Net Realty Holding Trust and The Prudential Insurance Company of America, Net Realty Holding Trust has the right to appoint four directors to our Board as long as it continues to own at least 25% of our outstanding shares of common stock.

Mr. Reardon is President of Teamsters Local 25 of Boston, Massachusetts, and is a member of the Boards of Trustees of Net Realty Holding Trust and the New England Teamsters and Trucking Industry Pension Fund (“NETT”), the parent company of Net Realty Holding Trust. Mr. Reardon was elected to complete the term of office of Paul V. Walsh, who retired as of December 31, 2003. Mr. Reardon’s term of office will expire at the annual meeting of our stockholders to be held in 2006.

Officer Changes

On May 13, 2004, we announced that Robert G. Prendergast, formerly Vice President, Property Management and Construction, had been appointed our Senior Vice President and Chief Operating Officer effective immediately. In his new role, Mr. Prendergast will be responsible for overseeing our day-to-day operations. Mr. Prendergast has been with us since 1999.

In addition, we also announced that David C. Sweetser, Vice President, Business Development, was assuming direct responsibility for our property management and construction departments. Mr. Sweetser, who joined us in February 2004, has over 20 years experience in the real estate business.

Shopping Centers

As of June 30, 2004, we owned 163 shopping centers, located in 29 states and totaling approximately 32.8 million square feet of total GLA, of which approximately 27.6 million square feet is company-owned GLA. Our shopping center portfolio was approximately 91.8% leased as of June 30, 2004.

As described above, on July 1, 2004, we completed the acquisition of Colonial Commons Shopping Center, a 498,000 square foot (of which, 444,000 square feet is Company-owned GLA) grocer-anchored community shopping center located in Harrisburg, Pennsylvania, for a purchase price of approximately $63 million.

Other Properties

As of June 30, 2004, we owned three office buildings, one in New York and two in Boston, totaling 223,000 square feet.

Offices

In February 2004, we moved our corporate headquarters from 535 Boylston Street, Boston, Massachusetts to 131 Dartmouth Street, Boston, Massachusetts, a new office building located in the Back Bay, and constructed and owned by a joint venture that we entered into with our largest stockholder. We lease our new corporate headquarters space from the joint venture. Under this lease, which has a term of 11 years, we lease approximately 31,000 square feet. We will begin to pay rent under this lease in February 2005.

In addition, we also manage our properties through 16 regional offices, strategically located throughout our portfolio states. We own 15 of our 16 regional offices, some of which are located in our shopping center properties. We believe that our current and anticipated facilities are adequate for our present and future operations.

The following tables provide information about our properties, our tenants and lease expirations, which tables include information with respect to Bradley OP.

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)
Shopping Centers:

Alabama

*Montgomery Commons	1999	94%	95,300	299,050	257,550	Super Wal-Mart (Non-Owned) Marshalls Michaels	$945,135	$9.92

Montgomery Towne Center	1996	83%	176,361	266,895	198,165	Winn Dixie Supermarket (Non-Owned) Bed, Bath & Beyond Circuit City Carmike Cinemas (Non-Owned) Barnes & Noble OfficeMax	$1,849,970	$10.49

Riverchase Village SC	1994	92%	178,511	190,611	128,225	Bruno’s Supermarket Best Buy PetsMart	$1,262,714	$7.07

Connecticut

Torrington Plaza	1963/1994	91%	125,710	132,910	42,037	TJ Maxx Staples	$1,199,157	$9.54

Florida

Barton Commons	1989	40%	215,049	218,049	52,039	Bealls Dept. Store Bealls Outlet	$431,934	$2.01

Naples Shopping Center	1962/1997	100%	198,904	202,404	162,486	Publix Supermarket Marshalls Linens N Things Office Depot Books A Million	$2,033,115	$10.22

Park Shore Shopping Center	1973/1993	100%	231,830	240,330	188,180	Fresh Market K-Mart Rhodes Furniture Homegoods Sound Advice	$1,852,113	$7.99

Shoppers Haven Shopping Center	1959/1998	75%	207,049	207,049	88,404	Winn Dixie Supermarket Walgreens Bealls Outlet	$1,609,289	$7.77

Venetian Isle Shopping Center (8)	1959/1992	99%	183,467	186,967	111,831	Publix Supermarket TJ Maxx Linens N Things Rec Warehouse Pools and Spas	$1,525,507	$8.31

Georgia

*Shenandoah Plaza	1987	99%	141,072	144,072	113,922	Ingles Market/Goodwill Emporium Wal-Mart/Big Lots/ACS	$693,130	$4.91

Illinois

*Bartonville Square	1972	100%	61,678	61,678	41,824	Kroger Supermarket	$291,831	$4.73

*Butterfield Square	1997	100%	106,767	121,370	51,677	Sunset Foods	$1,434,757	$13.44

*The Commons of Chicago Ridge	1992/1999	100%	324,080	324,080	263,589	Home Depot Office Depot Marshalls Pep Boys (Ground Lease) Old Navy X Sport Fitness Michaels	$3,844,773	$11.86

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

*The Commons of Crystal Lake	1995/1998	98%	273,060	365,335	210,569	Jewel Foods/Osco Drugs Marshalls Toys R Us Hobby Lobby (Non-Owned)	$3,181,264	$11.65

*Crossroads Centre	1975/1988	98%	242,470	247,970	129,468	KM Fairview Heights LLC/Hobby Lobby (Ground Lease) TJ Maxx	$1,635,883	$6.75

*Fairhills Shopping Center	1971/1989	79%	107,614	117,714	49,330	Jewel Foods/Osco Drugs	$556,073	$5.17

*Heritage Square	1992	98%	210,852	210,852	164,706	Circuit City Carson Furniture Gallery DSW Shoe Warehouse Rhodes Furniture	$2,558,827	$12.14

*High Point Centre	1988	96%	240,002	240,002	141,068	Cub Foods Office Depot Babies R Us Big Lots	$2,344,066	$9.77

*Long Meadow Commons	1996	95%	118,471	118,471	65,816	Dominick’s Supermarket	$1,646,940	$13.90

*Parkway Pointe	1996	100%	38,737	222,037	179,300	Wal-Mart (Non-Owned) Target (Non-Owned) Party Tree (Non-Owned)	$530,455	$13.69

*Rivercrest	1992/1999	100%	488,680	847,635	711,859	Dominick’s Supermarket Best Buy PetsMart TJ Maxx Kimco Realty Corp./ K-Mart Sears OfficeMax Hollywood Park Target (Non-Owned) Kohl’s (Non-Owned) Menards (Non-Owned) Sony Theaters (Non-Owned)	$4,335,033	$8.87

*Rollins Crossing	1995/1998	100%	150,576	344,696	283,704	Super K-Mart (Non-Owned)	$1,146,745	$7.62
						Sears Paint & Hardware
						Regal Cinema (Ground Lease)

*Sangamon Center North	1970/1996	98%	139,907	151,107	79,257	Schnuck’s Supermarket	$1,131,611	$8.09
						U.S. Post Office

*Sheridan Village	1954/1995	93%	303,915	303,915	177,409	Bergner’s Dept Store	$2,321,238	$7.64
						Cohen’s Furniture Co.

*Sterling Bazaar	1992	95%	84,535	84,535	52,337	Kroger Supermarket	$757,121	$8.96

*Twin Oaks Centre	1991	97%	98,197	98,197	59,682	Hy-Vee Supermarket	$696,275	$7.09

*Wardcliffe Shopping Center	1976/1977	89%	67,681	67,681	48,341	CVS	$340,949	$5.04
						Big Lots

*Westview Center	1992	78%	325,507	416,307	184,265	Cub Foods	$2,467,207	$7.58
						Marshalls
						Value City Dept. Store (Non-Owned)
						Fashion Bug

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

Indiana

*Apple Glen Crossing	2001/2002	97%	150,446	440,987	384,426	Super Wal-Mart (Non-Owned)	$1,755,628	$11.67
						Kohl’s (Non-Owned)
						Dick's Sporting Goods
						Best Buy (Ground Lease)
						PetsMart

*County Line Mall	1976/1991	90%	268,589	271,389	213,950	Kroger Supermarket	$1,813,635	$6.75
						OfficeMax
						Old Time Pottery
						Sofa Express

*Double Tree Plaza	1996	97%	98,342	110,342	49,773	Amelia’s Supermarket	$725,863	$7.38

*Germantown Shopping Center	1985	72%	230,640	237,840	114,905	Beuhler’s Supermarket	$1,078,514	$4.68
						Elder Beerman Department Store
						Peebles Department Store

*King's Plaza	1965	87%	102,788	104,888	60,200	Cub Foods	$413,584	$4.02

*Lincoln Plaza	1968	94%	95,814	95,814	39,104	Kroger Supermarket	$637,956	$6.66

*Martin's Bittersweet Plaza	1992	100%	78,245	81,255	61,079	Martin’s Supermarket	$574,390	$7.34
						Osco Drug

Meridian Village	1990	97%	130,774	130,774	65,030	O’Malia’s Supermarket	$1,284,754	$9.82
						Godby Home Furnishings

*Rivergate Shopping Center	1982	97%	133,086	137,486	108,086	Super Foods	$537,488	$4.04
						Wal-Mart

*Sagamore Park Centre	1982	94%	118,436	118,436	66,063	Payless Supermarket	$939,180	$7.93

*Speedway SuperCenter	1960/1998	88%	569,879	569,879	252,624	Kroger Supermarket AJ Wright Kohl’s Sears Factory Card Outlet Old Navy Petco	$4,776,191	$8.38

*The Village	1950	89%	312,187	314,987	115,325	US Factory Outlet	$1,853,731	$5.94
						AJ Wright
						Dollar Tree
						Indiana Department of Employment

*Washington Lawndale Commons	1957/1993	75%	331,912	331,912	168,409	Stein Mart Dunham’s Sporting Goods	$1,512,263	$4.56
						Gensic’s Furniture House
						Jo-Ann Fabrics
						Books A Million
						Big Lots
Iowa

*Burlington Plaza West	1989	34%	88,118	92,118	N/A	N/A	$245,783	$2.79

*Davenport Retail Center	1996	100%	62,588	229,588	214,433	Staples	$645,531	$10.31
						PetsMart
						Super Target (Non-Owned)

*Kimberly West	1987/1997	86%	113,713	116,513	76,896	Hy-Vee Supermarket	$603,892	$5.31

*Parkwood Plaza	1992	38%	126,369	126,369	N/A	N/A	$352,352	$2.79

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

*Southgate Shopping Center	1972/1996	86%	155,399	155,399	102,065	Hy-Vee Supermarket	$497,613	$3.20
						Big Lots

*Spring Village	1980/1991	98%	90,263	92,763	45,763	Eagle Foods	$468,681	$5.19

*Warren Plaza	1980/1993	94%	90,102	187,135	148,525	Hy-Vee Supermarket	$657,464	$7.30
						Target (Non-Owned)

Kansas

*Mid State Plaza	1971	78%	286,601	293,101	157,017	Ashley Furniture Home Store	$633,005	$2.21
						Sutherlands Lumber
						Hobby Lobby

*Santa Fe Square	1987	100%	133,698	133,698	55,820	Hy-Vee Supermarket/Office Depot/Bloom Brothers	$1,283,718	$9.60

*Shawnee Parkway Plaza	1979/1995	96%	92,213	92,213	59,128	Price Chopper Supermarket	$660,813	$7.17

Village Plaza	1975	88%	55,698	55,698	31,431	Falley’s Food 4 Less	$250,094	$4.49

*Westchester Square	1968/1998	95%	164,944	168,644	63,000	Hy-Vee Supermarket	$1,373,013	$8.32

*West Loop Shopping Center	1986/1998	89%	199,032	199,032	78,558	Dillons Supermarket Waters True Value	$1,297,213	$6.52

Kentucky

*Camelot Shopping Center	1969/1997	66%	150,571	150,571	61,500	Winn Dixie Supermarket	$678,229	$4.50
						Gatti’s Pizza

*Dixie Plaza	1987	100%	48,021	82,804	59,383	Winn Dixie Supermarket	$386,731	$8.05
						Frank’s Nursery (Non-Owned)

*Midtown Mall	1970/1994	94%	153,828	153,828	106,271	Kroger Supermarket	$958,092	$6.23
						Big Lots/Odd Lots
						Gatti’s Pizza

*Plainview Village Center	1977	93%	164,454	186,254	39,399	Kroger Supermarket	$1,390,692	$8.46

*Stony Brook	1988	100%	137,013	238,213	169,775	Kroger Supermarket	$1,618,125	$11.81
						H.H. Gregg (Non-Owned)

Maine

Pine Tree Shopping Center	1958/1973	100%	254,378	254,378	200,178	Shaw’s Supermarket (Ground Lease)	$1,632,990	$6.42
						Mardens
						Jo-Ann Fabrics
						AJ Wright
						Packard Development

Massachusetts

*Berkshire Crossing	1996	100%	446,286	446,286	389,561	Price Chopper Supermarket	$3,445,037	$7.72
						Wal-Mart (Ground Lease)
						Home Depot (Ground Lease)
						Staples
						Michaels
						Barnes & Noble

Lynn Market Place	1966/1993	100%	78,092	78,092	52,620	Shaw’s Supermarket	$623,856	$7.99

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

Watertower Plaza	1988/1998	96%	296,320	296,320	214,889	Shaw’s Supermarket	$3,652,779	$12.33
						TJ Maxx
						OfficeMax
						Barnes & Noble
						Linens N Things
						Petco
						Michaels
						NAMCO

Westgate Plaza	1969/1996	100%	103,903	103,903	77,768	Stop & Shop/Staples/Ocean State Job Lot	$1,021,333	$9.83
						TJ Maxx

Michigan

*Cherry Hill Marketplace	1992/1999	78%	122,132	125,032	53,739	Farmer Jacks	$1,150,355	$9.42

*Grand Traverse Crossing	1996	100%	387,273	387,273	339,156	Wal-Mart (Ground Lease)	$2,696,188	$6.96
						Home Depot (Ground Lease)
						Borders (Ground Lease)
						Toys R Us
						Staples
						PetsMart

*The Courtyard	1989	96%	125,967	265,622	219,421	V.G. Food Center	$997,250	$7.92
						OfficeMax
						Dunham’s Sporting Goods
						Home Depot (Non-Owned)

*Redford Plaza	1956/1987	97%	284,448	284,448	194,014	Kroger Supermarket	$2,240,349	$7.88
						Burlington Coat Factory
						Bally Total Fitness
						AJ Wright
						Aco Hardware
						The Resource Network
Minnesota

*Austin Town Center	1999	47%	110,680	200,680	170,789	Staples Target (Non-Owned)	$482,783	$4.36

*Brookdale Square	1971/1994	78%	185,883	185,883	133,620	Circuit City	$889,483	$4.79
						Office Depot
						Brookdale Theater
						Pep Boys
						Up Front Event Center

*Burning Tree Plaza	1987/1998	98%	173,929	173,929	117,716	Best Buy	$1,548,096	$8.90
						TJ Maxx
						Hancock Fabrics
						Dunham’s Sporting Goods

*Central Valu Center	1961/1984	95%	123,350	123,350	90,946	Rainbow Foods	$840,898	$6.82
						Slumberland Clearance

Division Place	1991	91%	129,753	134,753	24,016	TJ Maxx	$1,403,311	$10.82

*Elk Park Center	1995/1999	100%	204,992	302,635	192,843	Cub Foods	$1,999,510	$9.75
						Target (Non-Owned)
						OfficeMax

*Har Mar Mall	1965/1992	92%	434,228	434,228	226,838	Cub Foods	$4,432,081	$10.21
						Barnes & Noble
						Marshalls
						TJ Maxx
						AMC Theatres
						Michaels

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

*Hub West Richfield Hub (9)	1952/1992	100%	214,855	217,655	129,400	Rainbow Foods	$2,438,196	$11.35
						Bally Total Fitness
						Marshalls
						Michaels

*Marketplace at 42	1999	96%	120,487	150,687	72,371	Rainbow Foods	$1,698,178	$14.09
						Walgreens (Non-Owned)

*Roseville Center	1950/2000	84%	76,885	155,685	65,000	Rainbow Foods (Non-Owned)	$776,549	$10.10

*Southport Centre	1992	100%	124,937	426,985	346,566	Cub Foods (Non-Owned)	$1,564,177	$12.52
						Best Buy
						Frank’s Nursery
						Super Target (Non-Owned)
						OfficeMax (Non-Owned)

*Sun Ray Shopping Center	1958/1992	95%	284,962	284,962	179,527	Cub Foods (Ground Lease)	$2,168,989	$7.61
						TJ Maxx
						Bally Total Fitness
						Michaels
						Valu Thrift Store

*Ten Acres Center	1972/1986	100%	162,364	162,364	133,894	Cub Foods	$1,093,747	$6.74
						Burlington Coat Factory

*Terrace Mall	1979/1993	90%	135,031	250,031	212,430	Rainbow Foods	$989,930	$7.33
						North Memorial Hospital (Non-Owned)
						North Memorial Medical Center

*Westwind Plaza	1985	100%	87,933	147,933	80,245	Cub Foods (Non-Owned)	$1,127,494	$12.82
						Northern Tool and Equipment

*White Bear Hills	1990/1996	100%	73,095	81,895	45,679	Festival Foods	$634,794	$8.68

Mississippi

County Line Plaza	1997	98%	221,567	268,367	171,062	Haverty’s Furniture	$2,982,133	$13.46
						OfficeMax
						Barnes & Noble
						Old Navy
						Just For Feet
						Circuit City (Non-Owned)
Missouri

Clocktower Place	1987	98%	214,198	222,348	129,807	Dierberg’s Market	$2,311,120	$10.79
						TJ Maxx
						Office Depot

*Ellisville Square	1990	100%	146,052	149,552	107,772	K-Mart	$1,423,650	$9.75
						Lukas Liquors

*Grandview Plaza	1961/1991	91%	296,008	296,008	200,075	Schnuck’s Supermarket	$1,920,298	$6.49
						Old Time Pottery
						OfficeMax
						Walgreens

*Hub Shopping Center	1972/1995	94%	163,072	163,072	103,322	Price Chopper Supermarket	$856,108	$5.25

*Liberty Corners	1987/1996	100%	125,432	214,932	136,500	Price Chopper Supermarket	$977,254	$7.79
						Sutherlands (Non-Owned)

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

*Maplewood Square	1998	100%	71,590	75,590	57,575	Shop n’ Save Supermarket	$534,552	$7.47

*Marketplace at Independence	1988	94%	241,898	253,398	133,942	Price Chopper Supermarket	$2,143,146	$8.86
						Old Navy

*Prospect Plaza	1979/1999	100%	189,996	189,996	136,566	Hen House Grocery	$1,568,463	$8.26
						Hobby Lobby
						Factory Oak Outlet

*Watts Mill Plaza	1973/1997	100%	161,717	169,717	91,989	Price Chopper Supermarket	$1,479,584	$9.15
						Westlake Hardware

Nebraska

*Bishop Heights	1971/1997	100%	34,388	128,448	106,992	Russ’ IGA Supermarket	$182,698	$5.31
						Shopko (Non-Owned)

*Cornhusker Plaza	1988	95%	84,083	163,063	121,723	Hy-Vee Supermarket	$450,977	$5.36
						Wal-Mart (Non-Owned)

*Eastville Plaza	1986	100%	68,546	139,636	99,046	Hy-Vee Supermarket	$564,724	$8.24
						Menard’s (Non-Owned)

*Edgewood Shopping Center	1980/1994	95%	179,964	406,514	210,020	SuperSaver Supermarket Osco Drug	$1,530,842	$8.51
						Target (Non-Owned)

*The Meadows	1998	100%	67,840	70,840	50,000	Russ’ IGA Supermarket	$521,377	$7.69

*Miracle Hills Park	1988	82%	69,638	139,638	66,000	Cub Foods (Non-Owned)	$521,391	$7.49

*Stockyards Plaza	1988	100%	129,459	148,659	85,649	Hy-Vee Supermarket	$1,036,401	$8.01
						Movies 8

New Hampshire

*Bedford Grove	1989	97%	216,941	216,941	175,745	Shop N’ Save	$1,666,859	$7.68
						Wal-Mart (Ground Lease)

Bedford Mall	1963/1999	92%	264,564	264,564	192,207	Marshalls	$2,473,167	$9.35
						Bob’s Stores
						Staples
						Linens N Things
						Decathalon Sports (Ground Lease)
						Hoyts Cinemas

Capitol Shopping Center	1961/1999	100%	182,971	189,971	129,551	Demoulas Market Basket	$836,850	$4.57
						Burlington Coat Factory
						Marshalls

Tri City Plaza	1968/1992	100%	146,947	146,947	84,920	Demoulas Market Basket	$1,028,404	$7.00
						TJ Maxx

New Jersey

*Cross Keys Common	1995	86%	345,928	345,928	169,218	Wal-Mart	$2,753,418	$7.96
						Staples
						Ross Dress for Less

Morris Hills Shopping Center	1957/1994	100%	159,454	159,454	109,161	Mega Marshalls Clearview Cinema (Ground Lease)	$2,356,640	$14.78
						Michaels

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

New Mexico

*St. Francis Plaza	1992/1993	100%	35,800	35,800	20,850	Wild Oats Market	$401,670	$11.22

New York

College Plaza	1975/1994	99%	175,086	175,086	126,812	Bob’s Stores	$1,433,450	$8.19
						Marshalls
						Eckerd Drugs
						Staples

Dalewood I Shopping Center	1966/1995	100%	58,969	58,969	36,989	Pathmark	$904,250	$15.33

Dalewood II Shopping Center	1970/1995	100%	81,326	81,326	59,326	Turco’s Supermarket Bed, Bath & Beyond	$1,937,597	$23.83

Dalewood III Shopping Center	1972/1995	100%	48,390	48,390	28,361	TJ Maxx	$1,201,934	$24.84

Falcaro’s Plaza	1968/1993	100%	61,295	63,295	29,887	OfficeMax	$989,204	$16.14

Kings Park Shopping Center	1963/1985	100%	71,940	73,940	48,870	Key Foods TJ Maxx	$1,033,927	$14.37

Nesconset Shopping Center	1961/1999	99%	122,996	124,996	33,460	Office Depot/HomeGoods	$1,705,711	$13.87

Parkway Plaza	1973/1992	100%	89,704	89,704	31,600	TJ Maxx	$1,847,095	$20.59

Roanoke Plaza	1972/1994	97%	87,161	89,661	43,590	Best Yet Market	$988,122	$11.34
						TJ Maxx

Rockville Centre Shopping Center	1975	100%	44,131	44,131	27,781	HomeGoods	$586,727	$13.30

*Salmon Run Plaza	1993	100%	68,761	181,195	164,614	Hannaford’s Supermarket	$1,094,243	$15.91
						K-Mart (Non-Owned)

Suffolk Plaza	1967/1998	97%	84,480	89,680	56,759	Waldbaum’s Supermarket	$643,397	$7.62

Three Village Plaza	1964/1991	93%	77,458	77,458	40,455	Swezey and Newins	$762,171	$9.84

Turnpike Plaza	1971/1994	100%	52,950	52,950	30,700	Waldbaum’s Supermarket	$887,373	$16.76

North Carolina

The Commons at Chancellor Park	1994	99%	341,860	351,460	309,041	Home Depot (Ground Lease)	$2,337,940	$6.84
						Hobby Lobby
						Circuit City
						Marshalls
						Value City
						Gold’s Gym

Crown Point Shopping Center	1990	100%	147,200	164,200	135,200	Lowe’s Home Centers Babies R US	$1,016,803	$6.91

Franklin Square	1990	97%	318,435	517,735	379,568	Super Wal-Mart (Non-Owned)	$3,051,311	$9.58
						Best Buy
						Ross Dress for Less
						Bed, Bath & Beyond
						Dollar Tree
						Pep Boys (Ground Lease)
						OfficeMax
						Michaels

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

Innes Street Market	1998	99%	349,356	349,356	296,740	Food Lion Supermarket	$3,298,094	$9.44
						Lowe’s Home Centers
						Tinseltown Cinema
						Marshalls
						Staples
						Circuit City
						Old Navy

McMullen Creek Shopping Center (10)	1988	91%	283,647	293,247	98,222	Winn Dixie Supermarket	$2,643,216	$9.32
						Burlington Coat Factory

New Centre Market	1998	99%	143,763	266,263	202,040	Target (Non-Owned)	$1,695,239	$11.79
						Marshalls
						PetsMart
						OfficeMax

Tarrymore Square	1989	81%	260,405	260,405	85,447	Marshalls	$2,144,076	$8.23
						Dick’s Sporting Goods

University Commons	1989	85%	231,943	231,943	100,013	Lowes Foods	$2,285,851	$9.86
						TJ Maxx
						AC Moore

University Commons Greenville	1996	100%	232,821	338,021	270,249	Kroger Supermarket TJ Maxx	$2,628,319	$11.29
						Circuit City
						Barnes & Noble
						Target (Non-Owned)
						Linens N Things

Wendover Place	1997	97%	415,775	547,075	441,954	Harris-Teeter/Michaels	$4,325,212	$10.40
						Kohl’s
						Dick’s Sporting Goods
						Babies R Us
						PetsMart
						Old Navy
						Linens N Things
						Target (Non-Owned)

Ohio

*30th Street Plaza	1951/1999	96%	157,055	157,055	111,251	Giant Eagle Supermarket	$1,458,817	$9.29
						Marc’s Pharmacy

*Clock Tower Plaza	1989	99%	237,975	244,475	172,300	Ray’s Supermarket	$1,466,068	$6.16
						Wal-Mart

*Salem Consumer Square	1988	92%	274,652	274,652	131,650	Cub Foods	$2,312,232	$8.42
						Office Depot
						Michigan Sporting Goods
						AJ Wright

Pennsylvania

Boyertown Plaza	1961	30%	83,229	88,629	N/A	N/A	$377,977	$4.54

Lehigh Shopping Center	1955/1999	75%	365,543	369,543	211,215	Giant Foods (Ground Lease)	$1,921,159	$5.26
						Mega Marshalls
						Staples
						D&D Budget & Clearance
						Frank’s Nursery

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

*Warminster Towne Center	1997	100%	237,345	318,028	260,066	Shop Rite Supermarket	$3,095,063	$13.04
						Kohl’s (Non-Owned)
						Ross Dress for Less
						PetsMart
						OfficeMax
						Pep Boys
						Rag Shop
						Old Navy

South Dakota

*Baken Park	1962/1997	91%	195,526	195,526	95,039	Nash Finch Supermarket	$1,304,324	$6.67
						Ben Franklin
						Boyd’s Drug

Tennessee

Oakwood Commons (11)	1989/1997	83%	291,527	294,277	159,072	Publix Supermarket	$1,596,239	$5.48
						Bed, Bath & Beyond
						Ross Dress for Less
						Peebles Department Store

Watson Glen Shopping Center	1989	100%	264,360	264,360	206,427	Bi-Lo Foods K-Mart	$1,920,833	$7.27
						Goody’s Family Clothing
						World Gym

*Williamson Square (12)	1988/1993	86%	331,931	342,181	167,287	Kroger Supermarket	$2,366,329	$7.13
						Hobby Lobby
						USA Baby
						Hancock Fabrics

Texas

Buckingham Place	1980/1997	92%	150,228	156,228	96,274	Minyard Food Stores	$973,555	$6.48
						Big Lots

The Crossing	2000/2001	93%	187,132	253,511	150,963	Kroger Signature (Non-Owned)	$2,011,651	$10.75
						Kohl’s (Ground Lease)

Las Colinas Village	2001/2002	89%	104,803	131,803	24,025	Staples	$1,911,665	$18.24

Randall's Bay Area	1989/2001	100%	78,650	78,650	55,200	Randall’s Food Market	$678,358	$8.63

Randall's Fairmont	1985/2003	88%	104,708	110,908	55,008	Randall’s Food Market	$849,792	$8.12

Royal Oaks Village	2001/2002	97%	145,286	145,286	83,652	HEB Grocery	$2,831,447	$19.49

Trinity Commons (13)	1998	96%	197,423	197,423	84,228	Tom Thumb	$3,041,248	$15.40
						DSW Shoe Warehouse

Vermont

Rutland Plaza	1966/1996	99%	224,514	224,514	182,264	Price Chopper Supermarket	$1,842,083	$8.20
						Wal-Mart
						TJ Maxx
						Plaza Movie Plex

Virginia

Spradlin Farm	2000/2001	100%	181,055	442,055	366,962	Home Depot (Non-Owned)	$2,347,690	$12.97
						Target (Non-Owned)
						TJ Maxx
						Barnes & Noble
						Michaels
						Goody’s Family Clothing

Property Name and Location	Year Built / Renovated (1)	% Leased as of 6/30/2004	Company- Owned GLA (2)	Total GLA (3)	Anchor SF (4)	Anchors (5)	Annualized Base Rent (6)	Annualized Base Rent/ Sq. Ft. (7)

Wisconsin

*Fairacres Shopping Center	1992	100%	79,736	82,486	58,678	Pick ‘N Save Supermarket	$691,959	$8.68

*Fitchburg Ridge	1980	80%	50,555	61,805	16,631	Wisconsin Dialysis	$349,770	$6.92

*Fox River Plaza	1987	100%	169,883	173,383	137,113	Pick ‘N Save Supermarket	$826,013	$4.86
						K-Mart

*Garden Plaza	1990	90%	80,099	80,099	49,564	Pick ‘N Save Supermarket	$492,999	$6.15

*Madison Plaza	1988/1994	33%	127,584	127,584	N/A	N/A	$379,134	$2.97

*Mequon Pavilions	1967/1991	94%	211,425	211,425	65,995	Sendik’s Food Market	$2,593,518	$12.27
						Bed, Bath & Beyond

*Moorland Square	1990	100%	98,288	195,388	149,674	Pick ‘N Save Supermarket	$840,820	$8.55
						K-Mart (Non-Owned)

*Oak Creek Centre	1988	43%	91,510	99,510	N/A	N/A	$327,257	$3.58

*Park Plaza	1959/1993	54%	113,828	113,828	29,213	Big Lots	$451,732	$3.97

*Spring Mall	1967/1994	90%	205,435	205,435	135,055	Pick ‘N Save Supermarket	$1,478,156	$7.20
						TJ Maxx
						Walgreens

*Taylor Heights	1989	100%	85,072	223,862	158,630	Piggly Wiggly Foods	$910,599	$10.70
						Wal-Mart (Non-Owned)

TOTAL SHOPPING CENTERS		92%	27,606,170	32,800,636	20,749,010		$235,687,158	$8.54

Office Buildings:

William J. McCarthy Building	1963/1995	89%	93,210	93,210		NETT	$3,137,988	$33.67

545 Boylston Street	1972/1996	100%	89,308	89,308		Allied Advertising	$3,122,117	$34.96
						Trinity Church

Executive Office Building	1970	95%	40,180	40,180		Lipner Gordon & Co. Norca Corporation	$843,311	$20.99
						Sol G Atlas Realty
						Heritage

TOTAL OFFICE BUILDINGS		94%	222,698	222,698			$7,103,416	$31.90

TOTAL PORTFOLIO		92%	27,828,868	33,023,334			$242,790,574	$8.72

Property Listing Notes

*	Designates property owned by Bradley OP or one of its subsidiaries. The Total Company-Owned GLA and Annualized Base Rent for the Bradley OP portfolio is 17,691,121 square feet and $139.4 million, respectively as of June 30, 2004.

(1)	Represents the year the property originally opened for business and, if applicable, the year in which a substantial renovation was completed. These dates do not include years in which tenant improvements were made to the properties.

(2)	Represents gross leasable area owned by us, including 1,416,523 square feet of gross leaseable area subject to ground leases and excludes 5,194,466 square feet of non-owned gross leasable area.

(3)	Some of our shopping centers contain space not owned by us and space leased to tenants under ground leases. In addition to Company Owned GLA, Total GLA includes approximately 5.2 million square feet of this non-owned gross leasable area, which generally is owned directly by the anchor occupying this space, and 1.4 million square feet of ground leased gross leaseable area.

(4)	Represents square feet of gross leasable area at a property that an anchor tenant either leases or owns.

(5)	We define anchor tenants as single tenants which lease 15,000 square feet or more at a property. We define major tenants at our office buildings as tenants which lease 10% or more of the rentable square footage at a property.

(6)	We calculate Annualized Base Rent for all leases in place in which tenants are in occupancy at June 30, 2004 as follows: total base rent to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12. For any leases relating to properties we acquired from NETT’s real estate company upon our formation or relating to properties acquired from Bradley, we calculate total base rent to be received beginning from the date we acquired the property.

(7)	Represents Annualized Base Rent divided by Company Owned GLA at June 30, 2004.

(8)	Property contains 11,697 square feet of office space.

(9)	Property is comprised of two shopping centers.

(10)	Property contains 32,406 square feet of office space.

(11)	We hold a leasehold interest in this property pursuant to a ground lease that expires in 2088.

(12)	Williamson Square is owned in a joint venture of which we own 60%.

(13)	We hold a leasehold interest in this property pursuant to a ground lease that expires in 2037.

Top Tenants by Annualized Base Rent

	Tenant	# of Stores	Total GLA	GLA as a % of Total	Tenant Annualized Base Rent (1)	% of Total Annualized Base Rent (2)	Type of Business
1	TJX Companies (3)	46	1,422,580	5.11%	$12,607,938	5.19%	Off Price/Soft Goods
2	Kroger (4)	13	720,708	2.59%	5,050,338	2.08%	Grocer
3	Supervalu (5)	10	657,733	2.36%	4,768,895	1.96%	Grocer
4	Wal-Mart	9	842,962	3.03%	3,533,264	1.46%	Discount
5	Roundy’s (6)	9	541,046	1.94%	3,530,402	1.45%	Grocer
6	Barnes & Noble	8	203,436	0.73%	3,299,831	1.36%	Books
7	Charming Shoppes (7)	37	308,183	1.11%	3,270,017	1.35%	Discount / Apparel
8	Home Depot	4	459,073	1.65%	3,040,475	1.25%	Home Improvement
9	OfficeMax	12	317,020	1.14%	3,014,852	1.24%	Office Products
10	Staples	11	278,043	1.00%	2,916,860	1.20%	Office Products
11	Safeway (8)	5	327,249	1.18%	2,900,020	1.19%	Grocer
12	Hy-Vee	9	535,066	1.92%	2,607,003	1.07%	Grocer
13	Hallmark	41	209,793	0.75%	2,514,900	1.04%	Cards/Gifts
14	Blockbuster	24	149,795	0.54%	2,498,480	1.03%	Video Sales / Rentals
15	Walgreens	15	192,330	0.69%	2,318,230	0.95%	Drug Store
16	Circuit City	6	181,149	0.65%	2,223,009	0.92%	Electronics
17	Linens N Things	6	183,305	0.66%	2,166,324	0.89%	Soft Goods
18	PetsMart	8	202,617	0.73%	2,072,267	0.85%	Pet Supplies
19	Dollar Tree	30	242,607	0.87%	2,067,501	0.85%	Discount
20	Associated Wholesale Grocers (9)	5	369,269	1.33%	2,057,443	0.85%	Grocer

1	We calculate annualized base rent for all leases in place in which tenants are in occupancy at June 30, 2004 as follows: total base rent to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12. For any leases relating to properties we acquire, we calculate total base rent to be received beginning from the date we acquired the property.
2	Represents total Tenant Annualized Base Rent divided by Total Annualized Base Rent of $242,538,574.
3	TJX Companies include: TJ Maxx (21), Marshalls (16), A.J. Wright (5), Homegoods (2) and Bob’s Stores (2).
4	The Kroger Co. includes: Kroger (11), Pay Less Supermarket (1) and Dillons (1).
5	Supervalu Inc. includes: Cub Foods (5), Shop n’ Save (1), Shop Rite (1) and Ray’s Supermarket (1). Supervalu Inc. also includes (2) Cub Foods locations leased by a limited liability corporation of which Supervalu Inc. is a member.
6	Roundy’s, Inc. includes: Pick N Save (5) and Rainbow Foods (4).
7	Charming Shoppes includes: Fashion Bug (28), Lane Bryant (6) and Catherine’s (3).
8	Safeway includes: Dominick’s (2), Randall’s Food Market (2) and Tom Thumb (1).
9	Associated Wholesale Grocers includes (5) Price Chopper locations.

Total Lease Expiration Roll Out - June 30, 2004

Lease Expiration Year	Number of Expiring Leases	Expiring Square Feet	% of Total Sq. Ft. Expiring	Expiring Base Rent(1)	% of Total Base Rent	Expiring Base Rent / Sq. Ft.(2)
2004 (remaining)	273	857,996	3.4%	$9,062,208	3.6%	$10.56
2005	558	2,158,157	8.4%	25,549,298	10.2%	11.84
2006	567	3,012,484	11.8%	29,160,120	11.6%	9.68
2007	489	2,746,885	10.7%	28,493,512	11.3%	10.37
2008	410	2,691,543	10.5%	28,400,914	11.3%	10.55
2009	313	2,742,182	10.7%	28,210,408	11.2%	10.29
2010	135	1,540,593	6.0%	15,776,215	6.3%	10.24
2011	99	1,457,728	5.7%	14,230,236	5.7%	9.76
2012	86	1,033,166	4.0%	11,959,957	4.8%	11.58
2013	80	1,383,073	5.4%	12,299,452	4.9%	8.89
2014 and Thereafter	212	5,935,353	23.2%	48,420,697	19.2%	8.16

Totals	3,222	25,559,160	100.0%	$251,563,017	100.0%	$9.84

1	Represents the last 12 months of rent payable pursuant to contractual terms immediately prior to the expiration of the lease.
2	Represents Expiring Base Rent divided by Expiring Square Feet.

BUSINESS OF BRADLEY OPERATING LIMITED PARTNERSHIP

As a result of our less than 100% ownership interest in Bradley Operating Limited Partnership, we are required by the rules and regulations of the SEC to include in this document separate financial statements and other financial and operating information with respect to Bradley Operating Limited Partnership. However, through our 100% ownership of the general partner of Bradley Operating Limited Partnership, we manage the business and operations of Bradley Operating Limited Partnership in the same manner as we manage our other operations. The discussion below should be read in conjunction with the section of this document entitled, “Business of Heritage Property Investment Trust, Inc.” beginning on page 25.

Overview

Bradley Operating Limited Partnership, or Bradley OP, is one of the legal entities through which Heritage Property Investment Trust, Inc., a fully integrated, self-administered and self-managed real estate investment trust, or “REIT,” conducts substantially all of its business and owns (either directly or through subsidiaries) substantially all of its assets. Heritage is one of the nation’s largest owners of neighborhood and community shopping centers, with properties located in the Eastern, Midwestern and Southwestern United States. As of June 30, 2004, Heritage had a shopping center portfolio consisting of 163 shopping centers, located in 29 states and totaling approximately 32.8 million square feet of GLA, of which approximately 27.6 million square feet was Company-owned GLA.

Heritage conducts its business primarily through its two operating partnerships, Heritage Property Investment Limited Partnership, or Heritage OP, and Bradley OP. Bradley OP is a Delaware limited partnership and is the primary entity through which Heritage conducts its operations in the Midwest. As of June 30, 2004, Bradley OP and its subsidiaries owned 105 shopping centers, located in 17 states and totaling approximately 17.6 million square feet of Company-owned GLA.

From Heritage’s formation in July 1999 until it completed the Bradley acquisition (described below), Heritage operated its business through a structure commonly referred to as an “umbrella partnership” REIT or “UPREIT.” This structure generally consists of a corporate REIT with shares of capital stock and a limited partnership with both entities coordinating to operate a single real estate business. The limited partnership typically owns all or substantially all of the real estate properties and the REIT controls the partnership’s business activities as the sole general partner. In our case, we are the sole general partner of Heritage OP and hold directly and indirectly through one of our subsidiaries, all of the partnership interests in Heritage OP. Until September 2000, Heritage OP owned all of our real estate properties, either directly or indirectly through other subsidiaries.

In September 2000, we acquired Bradley Real Estate, Inc. (“Bradley”), a publicly-traded REIT headquartered in Illinois, as a result of which, one of our subsidiaries became the sole general partner of Bradley OP. As is the case with our structure, Bradley was also organized and operated as an “UPREIT.” Bradley, a corporate REIT, was the general partner of, and owned approximately 83% of the partnership interests in, Bradley OP. Bradley OP owned either directly or indirectly through other subsidiaries, substantially all of the real estate properties in Bradley’s real estate portfolio. Prior to our acquisition of Bradley, Bradley OP had issued units of common and preferred limited partnership interests to unaffiliated third parties in connection with acquisitions by Bradley of properties and other real estate companies and other financing transactions.

Although we integrated the operations of Bradley OP with our other operations, essentially, we are operating two distinct umbrella partnerships as we have elected not to merge or combine Heritage OP and Bradley OP as a legal matter at this time. We continue to act as the sole general partner and hold of all of the partnership interests in Heritage OP. Through our wholly-owned subsidiary, we are also the sole general partner of Bradley OP and manage and conduct the business of Bradley OP and its portfolio of real estate properties in accordance with the Bradley OP limited partnership agreement. Our board of directors manages the affairs of Bradley OP by directing the affairs of Heritage.

Heritage is a full service real estate company, with in-house expertise and resources in acquisitions, financing, capital markets, construction management, property management, marketing, leasing, accounting, tax and legal services. As of June 30, 2004, we had 145 total employees, including 28 leasing and support personnel, 56 property management and support personnel, 8 legal and support personnel, and 53 corporate management and support personnel. Our principal executive office is located at 131 Dartmouth Street, Boston, Massachusetts 02116 and our telephone number at that address is (617) 247-2200. In addition, we have sixteen regional offices.

Heritage maintains a Web site located at http://www.heritagerealty.com. On this Web site, you can obtain a copy of Heritage’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after those reports are electronically filed with, or furnished to, the SEC. In addition, following the completion of the exchange of the old notes for the exchange notes, as described in this document, Bradley OP will also file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K pursuant to Section 15(d) of the Exchange Act, and those reports will also be posted on Heritage’s Web site.

Although the operations of Bradley OP are separate from the operations of Heritage OP and our other subsidiaries, our business strategy, competitive strengths, financing strategy and growth strategy with respect to the operations of Bradley OP are identical to our strategies in managing our other operations. For a detailed description of our business, refer to the section of this document entitled “Business of Heritage Property Investment Trust, Inc.” beginning on page 25.

Bradley OP Partnership Agreement

The following summary describes the material provisions of the Bradley OP partnership agreement. This summary is qualified in its entirety by reference to the limited partnership agreement, which we have previously filed with the SEC.

Management

Bradley OP was organized as a Delaware limited partnership on September 2, 1993. In connection with our acquisition of Bradley, the general partner of Bradley OP, Heritage-Austen Acquisition, Inc., one of our wholly owned subsidiaries, became the sole general partner of Bradley OP. We own, either directly or indirectly, 99% of the economic interests in Bradley OP.

Pursuant to the Bradley OP partnership agreement, through our subsidiary acting as the sole general partner of Bradley OP, we generally have full, exclusive and complete responsibility and discretion in the management, operation and control of Bradley OP, including the ability to cause Bradley OP to enter into certain major transactions, including acquisitions, developments and dispositions of properties and refinancings of existing indebtedness. Our subsidiary may not be removed as general partner of Bradley OP except with cause.

Partnership Interests

Interests in Bradley OP are evidenced by two classes of unit holders: general partner “common” units owned by our subsidiary as “GP Units,” and limited partner “common” units evidenced by “LP Units.” The holders of LP Units have the right, under certain circumstances, to exchange their units for shares of Heritage common stock on a one-for-one basis. Holders of GP Units and LP Units are referred to as “common unit holders.”

LP Units are held by persons who received limited partner interests in connection with their contributions of direct or indirect interests in one or more properties to Bradley OP. Bradley OP is obligated to redeem each LP Unit at the request of the holder for cash equal to the fair market value of a share of our common stock at the time of the redemption. Heritage may elect to acquire those LP Units presented for redemption for either one share of common stock or cash. With each redemption of LP Units, our percentage ownership interest in Bradley OP increases. Bradley OP may issue additional LP Units to purchase additional properties or to purchase land parcels for the development of properties in transactions that defer some or all of the seller’s tax consequences. Offering LP Units instead of cash for properties may provide potential sellers with partial federal income tax deferral.

Bradley OP has authority to issue additional preferred units that may have distribution and other rights senior to the rights of holders of common or preferred units.

Although there is no separate trading market for LP Units, we believe the market value of the shares of Heritage common stock on the New York Stock Exchange may provide existing and potential holders of LP Units with a mechanism by which to value LP Units from time to time, after giving effect to the particular tax position of each holder. The trading value of the common stock serves as a useful surrogate for the value of LP Units because the distributions to the holders of LP Units are made concurrently with and in the same amount per LP Unit as distributions we pay to each share of Heritage common stock and because of the redemption rights of the holders of the LP Units.

Transfer of the General Partner’s Interest

The Bradley OP partnership agreement provides that our subsidiary may, in its sole and absolute discretion, transfer or dispose of its GP Units.

Rights of Limited Partners

No outside limited partner may take part in the operation, management or control of the business of Bradley OP by virtue of being a holder of a limited partnership interest.

Transfer of Limited Partnership Units

The Bradley OP partnership agreement prohibits the sale, assignment, transfer, pledge or disposition of all or any portion of LP Units without our subsidiary’s written consent, which consent may be withheld in its sole and absolute discretion. However, a limited partner may transfer its units to a family member for estate planning purposes and may pledge its units to secure the repayment of a loan as long as the limited partner has first obtained the written agreement of the pledgee to exercise its redemption rights under the Bradley OP partnership agreement (discussed below) immediately upon taking any action with respect to those pledged limited partnership units and has submitted a copy of that agreement and the pledge to our subsidiary. In addition, the Bradley OP partnership agreement contains other restrictions on transfer if, among other things, that transfer would cause us to fail to comply with the REIT rules under the Internal Revenue Code, if that transfer would cause us to become a publicly-traded partnership under the Internal Revenue Code or if that transfer would cause us to become a “party in interest” or a disqualified person as to any employee benefit plan under ERISA.

Redemption

Under the Bradley OP partnership agreement, each limited partner (other than the general partner) has the right, subject to some limitations, to require Bradley OP to redeem all or a portion of the LP Units held by that partner for cash, or, at our option, we may elect to purchase the LP Units presented for redemption for an equivalent number of shares of our common stock. Each LP Unit that is purchased by us for shares of our common stock will upon that purchase be converted to a GP Unit.

Issuance of Additional LP Units

Our subsidiary is allowed under the Bradley OP partnership agreement to issue additional units in Bradley OP to new or existing limited partners as our subsidiary determines in its discretion as the sole general partner of Bradley OP.

Amendments

Generally, our subsidiary, as the general partner of Bradley OP, may amend the Bradley OP partnership agreement without the consent of any limited partner. However, any amendment which alters or changes the distribution or redemption rights of a limited partner (other than a change to reflect the seniority of any distribution or liquidation rights of any preferred units issued in accordance with the Bradley OP partnership agreement) requires the consent of holders of a majority of the LP Units.

In addition, our subsidiary, as the general partner of Bradley OP, may amend the Bradley OP partnership agreement without the consent of any limited partner in the event that—

•	our subsidiary or any of its subsidiaries engages in any merger, consolidation or other combination with any other person in which the securities of our subsidiary are being issued, acquired, converted, or exchanged;

•	our subsidiary engages in the sale of all or substantially all of its assets; or

•	our subsidiary engages in the reclassification, recapitalization or change in the outstanding shares of its stock which results in the holders of its stock receiving cash, securities or any other property as long as—

•	in connection with any of those transactions, the limited partners of Bradley OP are offered the opportunity to receive for each unit held by them an amount of cash, securities or other property equal to the product of a conversion factor described in the Bradley OP partnership agreement and the amount of cash, securities or other property, if any, paid to a holder of one share of its common stock in connection with the transaction; or

•	our subsidiary is the acquiror in the transaction and the holders of its stock are not receiving any cash, securities or other property in connection with the transaction.

Operations

The Bradley OP partnership agreement requires that Bradley OP be operated in a manner that will enable Heritage to satisfy the requirements for being classified as a REIT for federal income tax purposes.

Distributions

The Bradley OP partnership agreement provides that the net operating cash flow of Bradley OP will be distributed from time to time as determined by our subsidiary (but not less frequently than quarterly) pro rata in accordance with the partners’ respective percentage interests and priorities. In the Bradley OP partnership agreement, we are required to pay to the holders of LP Units a quarterly distribution of at least the amount of the dividend we declare on our common stock, subject to the rights of the holders of preferred units, as described below. As of June 30, 2004, the holders of 1,560,052 LP Units were entitled to this distribution, which total includes 1,219,782 LP Units held by us. Under the Bradley OP partnership agreement, we are required to contribute the proceeds from an offering of shares of our common stock, if and to the extent that, at the time of the issuance, all required distributions under the Bradley OP partnership agreement have not been made.

Exculpation and Indemnification of the General Partner

The Bradley OP partnership agreement provides that our subsidiary, as general partner of Bradley OP, and its directors, officers, and other persons acting on its behalf will not be liable to Bradley OP or to any of its partners for any acts or omissions performed or omitted to be performed by it or them as long as its or their conduct was taken in good faith and in the belief that the conduct was in, or not opposed to, the best interests of Bradley OP and does not constitute actual fraud, gross negligence or deliberately dishonest conduct. In addition, our subsidiary will not be responsible for any misconduct or negligence on the part of its agents. Our subsidiary may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of those persons, as to matters that it reasonably believes to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with that opinion.

In addition, Bradley OP will indemnify and hold our subsidiary and its directors, officers and any other person acting on its behalf harmless from any liabilities incurred by any of them by reason of any performed on Bradley OP’s behalf except where the action constitutes actual fraud, gross negligence or deliberately dishonest conduct. However, no partner of Bradley OP will have any personal liability with respect to this indemnification obligation as this indemnification obligation will be satisfied solely out of the assets of Bradley OP.

Tax Matters

Our subsidiary is the tax matters partner of Bradley OP and, as such, has the sole discretion to make tax elections under the Internal Revenue Code on behalf of Bradley OP.

Term

Bradley OP will continue until December 31, 2050 or until sooner dissolved pursuant to the terms of the Bradley OP partnership agreement.

Preferred Units

As permitted under the Bradley OP partnership agreement, prior to our acquisition of Bradley, Bradley OP issued three series of preferred units in Bradley OP. As provided in the Bradley OP partnership agreement, upon our acquisition of Bradley, all of the 8.4% Series A Convertible Preferred Units were cancelled. In addition, as provided in the Bradley OP partnership agreement, in February 2004, Bradley OP redeemed all of the 8.875% Series B Cumulative Redeemable Perpetual Preferred Units then outstanding. Finally, as provided in the Bradley OP partnership agreement, in September 2004, Bradley OP redeemed all of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Units then outstanding. As a result, Bradley OP currently has no preferred units outstanding.

Employees

We run the day-to-day operations of Bradley OP. As of June 30, 2004, we had 145 total employees.

Legal Proceedings

Bradley OP is not involved in any material litigation nor, to our knowledge, is any material litigation threatened against it, other than routine litigation arising in the ordinary course of business, which is generally expected to be covered by insurance. In the opinion of our management, based upon currently available information, this litigation is not expected to have a material adverse effect on Bradley OP’s business, financial condition or results of operations.

Market Price, Distributions and Related Security Holder Matters

There is no established trading market for the LP Units. As of June 30, 2004, there were 17 holders of record of LP Units, including Heritage.

The following table sets forth the quarterly distributions per LP Unit declared by Bradley OP with respect to each period set forth below.

Quarter Ended	Distributions
June 30, 2004	$0.525
March 31, 2004	$0.525
December 31, 2003	$0.525
September 30, 2003	$0.525
June 30, 2003	$0.525
March 31, 2003	$0.525
December 31, 2002	$0.525
September 30, 2002	$0.525
June 30, 2002	$0.690
March 31, 2002	$0.380

The Bradley OP partnership agreement provides that the net operating cash flow of Bradley OP will be distributed from time to time as determined by our subsidiary (but not less frequently than quarterly) pro rata in accordance with the partners’ respective percentage interests and priorities. In the Bradley OP partnership agreement, Bradley OP is required to pay to the holders of LP Units a quarterly distribution of at least the amount of the dividend Heritage declares on its common stock, subject to the rights of the holders of preferred units.

At the present time, (i) there are no common units subject to outstanding options or warrants to purchase; (iii) there are 340,270 common units which could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), subject to other restrictions on transfer in the securities laws or in our partnership agreement; and (iii) there are no common units that have been, or are proposed to be, publicly offered by Bradley OP.

Recent Developments

Redemption of Series B Preferred Operating Partnership Units

On February 23, 2004, Bradley OP redeemed all of its outstanding 8.875% Series B Cumulative Redeemable Perpetual Preferred Units. All 2,000,000 of the outstanding Series B Preferred Units were redeemed at a redemption price of $25.00 per unit, plus approximately $0.3266 of accrued and unpaid distributions, for an aggregate redemption price of approximately $25.3266 per unit. There were no unamortized issuance costs associated with the Series B Preferred Units, therefore, we did not incur a charge in connection with this redemption.

Redemption of Series C Preferred Operating Partnership Units

On September 7, 2004, Bradley OP redeemed all of its outstanding 8.875% Series C Cumulative Redeemable Perpetual Preferred Units. All 1,000,000 of the outstanding Series C Preferred Units were redeemed at a redemption price of $25.00 per unit, plus approximately $0.474 of accrued and unpaid distributions, for an aggregate redemption price of approximately $25.474 per unit. There were no unamortized issuance costs associated with the Series C Preferred Units, therefore, we did not incur a charge in connection with this redemption.

Properties

The following tables provide information about the tenants and lease expirations within the portfolio of properties owned by Bradley OP and its subsidiaries. These tables exclude information with respect to properties owned by Heritage and its other subsidiaries. For a listing of properties owned by Bradley OP, see the property tables contained in the section of this document entitled “Business of Heritage Property Investment Trust, Inc.” beginning on page 33.

Bradley OP

Top Tenants by Annualized Base Rent

	# of Stores	Sq. Footage	% of Total Sq. Footage	Annualized Rent (1)	% of Total Rent (2)	Type of Business
1 Supervalu (3)	10	657,733	3.7%	$4,768,895	3.42%	Grocer
2 Kroger (4)	12	652,986	3.7%	4,337,660	3.11%	Grocer
3 TJX Companies (5)	16	476,444	2.7%	3,699,277	2.65%	Off Price/Soft Goods
4 Roundy’s (6)	9	541,046	3.1%	3,530,402	2.53%	Grocer
5 Wal-Mart	7	758,827	4.3%	3,157,758	2.27%	Discount
6 Home Depot	3	353,443	2.0%	2,790,475	2.00%	Home Improvement
7 Hy-Vee	9	535,066	3.0%	2,607,003	1.87%	Grocer
8 Blockbuster	21	132,033	0.7%	2,163,384	1.55%	Video Sales/Rentals
9 Associated Wholesale Grocers (7)	5	369,269	2.1%	2,057,443	1.48%	Grocer
10 Charming Shoppes (8)	24	204,935	1.2%	1,991,595	1.43%	Discount/Apparel
11 Hallmark	32	170,792	1.0%	1,871,596	1.34%	Cards/Gifts
12 Walgreens	12	154,835	0.9%	1,871,343	1.34%	Drug Store
13 Safeway (9)	2	153,213	0.9%	1,577,668	1.13%	Grocer
14 PetsMart	5	125,670	0.7%	1,447,535	1.04%	Pet Supplies
15 Staples	5	124,837	0.7%	1,425,681	1.02%	Office Products
16 Barnes & Noble	3	83,245	0.5%	1,373,748	0.99%	Books
17 OfficeMax	6	159,653	0.9%	1,316,244	0.94%	Office Products
18 Dollar Tree	19	145,032	0.8%	1,259,266	0.90%	Discount
19 Best Buy	4	137,719	0.8%	1,182,798	0.85%	Electronics
20 Michaels	7	136,104	0.8%	1,145,975	0.82%	Crafts

1	We calculate annualized base rent for all leases in place in which tenants are in occupancy at June 30, 2004 as follows: total base rent to be received during the entire term of each lease, divided by the terms in months for such leases, multiplied by 12. For any leases relating to properties we acquire, we calculate total base rent to be received beginning from the date we acquired the property.

2	Represents total Tenant Annualized Base Rent divided by Total Annualized Base Rent of $139,415,209.

3	Supervalu Inc. includes: Cub Foods (5), Shop n’ Save (1), Shop Rite (1) and Ray’s Supermarket (1). Supervalu Inc. also includes (2) Cub Foods locations leased by a limited liability corporation of which Supervalu Inc. is a member.

4	The Kroger Co. includes: Kroger (10), Pay Less Supermarket (1) and Dillons (1).

5	TJX Companies include: TJ Maxx (6), Marshalls (6), and A.J. Wright (4).

6	Roundy’s, Inc. includes: Pick N Save (5) and Rainbow Foods (4).

7	Associated Wholesale Grocers includes (5) Price Chopper locations.

8	Charming Shoppes includes: Fashion Bug (19), Lane Bryant (3) and Catherine’s (2).

9	Safeway includes 2 Dominick’s locations.

Bradley OP

Total Lease Expiration Roll Out—June 30, 2004

Lease Expiration Year	Number of Expiring Leases	Expiring Square Feet	% of Total Sq. Ft. Expiring	Expiring Base Rent(1)	% of Total Base Rent	Expiring Base Rent /Sq. Ft.(2)
2004 (remaining)	159	413,138	2.6%	$4,607,950	3.2%	$11.15
2005	345	1,382,488	8.6%	14,330,584	10.0%	10.37
2006	366	2,154,584	13.5%	18,600,363	13.0%	8.63
2007	283	1,595,947	10.0%	14,841,071	10.4%	9.30
2008	241	1,642,230	10.3%	16,549,313	11.6%	10.08
2009	189	1,615,514	10.1%	14,120,581	9.9%	8.74
2010	81	864,336	5.4%	9,142,440	6.4%	10.58
2011	59	1,066,392	6.7%	8,712,741	6.1%	8.17
2012	43	660,772	4.1%	6,321,567	4.4%	9.57
2013	80	964,493	6.0%	7,830,222	5.5%	8.12
2014 and Thereafter	87	3,630,803	22.7%	28,192,650	19.7%	7.76

Totals	1,933	15,990,697	100.0%	$143,249,482	100.0%	$8.96

1	Represents the last 12 months of rent payable pursuant to contractual terms immediately prior to the expiration of the lease.
2	Represents Expiring Base Rent divided by Expiring Square Feet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements. These statements are based on current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in the section of this document entitled, “Risk Factors.” The following should be read in conjunction with the financial statements and related notes included elsewhere in this document.

As a result of our less than 100% ownership interest in Bradley Operating Limited Partnership, we are required by the rules and regulations of the SEC to include in this document separate financial statements and other financial and operating information with respect to Bradley Operating Limited Partnership. However, through our 100% ownership of the general partner of Bradley Operating Limited Partnership, we manage the business and operations of Bradley Operating Limited Partnership in the same manner as we manage our other operations. Therefore, unless otherwise specifically stated, the discussion below refers to Heritage and Bradley OP together.

Overview

We are a fully integrated, self-administered and self-managed real estate investment trust, or “REIT.” We are one of the nation’s largest owners of neighborhood and community shopping centers. As of June 30, 2004, we had a shopping center portfolio consisting of 163 shopping centers, located in 29 states and totaling approximately 32.8 million square feet of GLA, of which approximately 27.6 million square feet was Company-owned GLA. Our shopping center portfolio was approximately 91.8% leased as of June 30, 2004.

We conduct our business primarily through our two operating partnerships, Heritage Property Investment Limited Partnership, or Heritage OP, and Bradley Operating Limited Partnership, or Bradley OP. Bradley OP is a Delaware limited partnership and is the entity through which we primarily conduct our operations in the Midwest. In September 2000, we acquired Bradley Real Estate, Inc., a publicly-traded REIT headquartered in Illinois, and the prior general partner of Bradley OP. At the time of the acquisition, Bradley OP owned 98 properties primarily in the Midwest. Our 100% owned subsidiary is the general partner of Bradley OP and we own, directly or indirectly, approximately 99% of the voting interests in Bradley OP. As of June 30, 2004, Bradley OP and its subsidiaries owned 105 shopping centers, located in 17 states and totaling approximately 17.6 million square feet of Company-owned GLA.

On April 29, 2002, Heritage completed the initial public offering of its common stock and used the net proceeds from the initial public offering of $323 million to repay indebtedness, including under a prior line of credit facility under which Heritage OP and Bradley OP were co-borrowers. As a result of the initial public offering, Heritage’s common stock now trades on the New York Stock Exchange under the symbol “HTG.”

Also, in connection with the initial public offering, on April 29, 2002, Heritage obtained a new $350 million unsecured line of credit with a group of 13 lenders and Fleet National Bank, as agent. Heritage OP and Bradley OP are co-borrowers under this line of credit. This line of credit bears interest at either the lender’s base rate or a floating rate based on a spread over LIBOR ranging from 80 basis points to 135 basis points depending on Heritage’s debt rating. This new line of credit is used to finance our operations and property acquisitions.

In December 2003, Heritage completed a primary and secondary public offering of its common stock and sold a total of 3,932,736 shares at a net price of $28.27 per share resulting in net proceeds of $111 million. The net proceeds were used to repay indebtedness including indebtedness of Bradley OP.

On April 1, 2004, Heritage completed the offering and sale of $200 million principal amount of unsecured 5.125% notes due April 15, 2014. The notes were priced to yield 5.236% at a spread of 135 basis points over the comparable U.S. Treasury note. Heritage OP and Bradley OP have guaranteed these notes. The net proceeds from the offering were used to reduce the outstanding balance on our line of credit. Including all offering expenses and the settlement of certain forward swaps entered into in advance of the offering, the all-in effective interest rate of the unsecured notes is 5.32%. In connection with the sale of these notes, the three rating agencies, Moody’s, Standard & Poor’s and Fitch affirmed their current investment grade ratings and stable outlook for Heritage.

Our operating strategy is to own and manage a quality portfolio of community and neighborhood shopping centers that will provide stable cash flow and investment returns. Our focus is to own grocer-anchored centers with a diverse and multi-anchored tenant base in attractive geographic locations with strong demographics. We derive substantially all of our revenues from rentals and recoveries received from tenants under existing leases on each of our properties. Our operating results therefore depend primarily on the ability of our tenants to make required rental payments.

Generally, we do not expect that our net operating income will deviate significantly in the short-term. This is because our leases with our tenants provide us a stable cash flow over the long-term. In addition, other than in circumstances such as higher than anticipated snow removal costs, utility expenses or real estate taxes, our operating expenses generally remain predictable.

However, as an owner of community and neighborhood shopping centers, our performance is linked to economic conditions in the retail industry in those markets in which our centers are located. During the past few years, there was an economic downturn in the retail industry and in the U.S. economy generally. In addition, the retail sector continues to change dramatically as a result of continued industry consolidation due to the continuing strength of Wal-Mart and large retail bankruptcies resulting in an excess amount of available retail space and greater competition. We believe that the nature of the properties that we primarily own and invest in—grocer-anchored neighborhood and community shopping centers—provides a more stable revenue flow in uncertain economic times, as they are more resistant to economic down cycles. This stability is due to the fact that consumers still need to purchase food and other goods found at grocers, even in difficult economic times.

In the face of these challenging market conditions, we follow a dual growth strategy. First, we continue to focus on increasing our internal growth by leveraging our existing tenant relationships to improve the performance of our existing shopping center portfolio. We believe that there are meaningful opportunities to increase our cash flow from our existing properties because of their desirable locations. For instance, during 2002, 2003, and the first quarter of 2004, we were adversely affected by large retail bankruptcies that created vacant space within our portfolio and by the increasingly competitive leasing environment resulting from the economic downturn. However, as a result of our efforts to re-let space, including space recovered from bankrupt tenants, we experienced an increase of approximately 1% in our same store net operating income during the second quarter of 2004. We anticipate modest increases in same store net operating income during the second half of 2004 and into 2005.

During the first half of 2004, in order to re-let vacant space within our portfolio, we incurred higher non-recurring capital expenditures than in prior periods as we re-positioned several of our centers for future growth. In addition, we anticipate incurring additional non-recurring capital expenditures during the remainder of 2004 as we seek further opportunities to reposition vacant space.

Secondly, we focus on achieving external growth by the expansion of our portfolio and we will continue to pursue targeted acquisitions of primarily grocer-anchored neighborhood and community shopping centers in attractive markets with strong economic and demographic characteristics. We will pursue acquisitions in our existing markets as well as in new markets where a portfolio of properties might be available to enable us to establish a platform for further growth. In recent years, the market for acquisitions has been particularly competitive with a greater number of potential buyers pursuing fewer properties. The low interest rate environment and reduced costs of funds have further served to dramatically increase prices paid for shopping center properties. As a result, during 2004, our effort to expand our portfolio through acquisition has been adversely affected. We expect that as long as the interest rate environment continues to be favorable to buyers, this competitive acquisition environment will continue.

As a means of increasing our access to potential acquisitions and alternative sources of capital to fund future acquisitions, we are pursuing joint venture arrangements with third party developers and institutional investors. We completed our first joint venture arrangement with a third party developer during the second quarter of 2004. However, with respect to joint venture arrangements with third party developers, in most cases, we do not anticipate that we will recognize the full economic benefit of such arrangements for 2-3 years.

In the near future, to take advantage of favorable market conditions, we intend to dispose of properties that are not a strategic fit within our overall portfolio. The disposition of shopping center properties may lead to short-term decreases in net operating income. However, we intend to offset any such decreases by re-investing the proceeds of such sales to grow our existing portfolio, whether through acquisition or joint venture. We may also use these sale proceeds to reduce our outstanding indebtedness, improving the quality of our balance sheet.

During 2004, as reflected below, our general and administrative expenses have been higher than anticipated as a result of various business initiatives aimed at future growth, the increased costs associated with being a public company, particularly accounting and other costs incurred in connection with our review of our internal controls to ensure compliance with Section 404 of the Sarbanes-Oxley Act, and unanticipated severance costs. We expect these increased non-severance general and administrative costs to continue during the balance of 2004.

We currently expect to incur additional debt in connection with future acquisitions of real estate. As of June 30, 2004, we had $1.2 billion of indebtedness, of which, approximately $590.8 million was unsecured indebtedness. Although we expect to assume additional secured debt in connection with the acquisition of real estate, in the future, we intend to finance our operations and growth primarily through borrowings under our line of credit facility, unsecured private or public debt offerings or by additional equity offerings. We may also pursue joint venture arrangements aimed at providing alternative sources of capital.

Critical Accounting Policies

In response to guidance of the SEC, we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of Heritage’s and Bradley OP’s consolidated financial statements. The preparation of these consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates, including those related to revenue recognition and the allowance for doubtful accounts receivable, real estate investments and asset impairment, and derivatives used to hedge interest-rate risks. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. Our estimates are based on information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates and those estimates could be different under varying assumptions or conditions.

Revenue Recognition

Rental income with scheduled rent increases is recognized using the straight-line method over the term of the leases. The aggregate excess of rental revenue recognized on a straight-line basis over cash received under applicable lease provisions is included in accounts receivable. Leases for both retail and office space generally contain provisions under which the tenants reimburse us for a portion of property operating expenses and real estate taxes incurred by us. In addition, certain of our operating leases for retail space contain contingent rent provisions under which tenants are required to pay a percentage of their sales in excess of a specified amount as additional rent. We defer recognition of contingent rental income until those specified targets are met.

We must make estimates of the uncollectibility of our accounts receivable related to minimum rent, deferred rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, tenant concentrations, tenant credit worthiness, current economic trends and changes in our tenant payment terms when evaluating the adequacy of the allowance for doubtful accounts receivable. These estimates have a direct impact on our net income, because a higher bad debt allowance would result in lower net income.

Real Estate Investments

Acquisitions of real estate investments are recorded at cost. Expenditures that substantially extend the useful life of a real estate investment are capitalized. Expenditures for maintenance, repairs and betterments that do not materially extend the useful life of a real estate investment are charged to operations as incurred.

The provision for depreciation and amortization has been calculated using the straight-line method over the following estimated useful lives:

Land improvements	15 years
Buildings and improvements	20-39 years
Tenant improvements	Shorter of useful life or term of related lease

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to our properties. These assessments have a direct impact on our net income because if we were to shorten the expected useful life of our properties or improvements, we would depreciate them over fewer years, resulting in more depreciation expense and lower net income on an annual basis during these periods.

We apply Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to recognize and measure impairment of long-lived assets. We review each real estate investment for impairment whenever events or circumstances indicate that the carrying value of a real estate investment may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds estimated fair market value. No such impairment losses have been recognized to date.

Real estate investments held for sale are carried at the lower of carrying amount or fair value, less cost to sell. Depreciation and amortization are suspended during the period held for sale.

We are required to make subjective assessments as to whether there are impairments in the value of our real estate properties. These assessments have a direct impact on our net income, because taking an impairment loss results in an immediate negative adjustment to net income.

We apply Statement of Financial Accounting Standards No. 141, Business Combinations, to property acquisitions. Accordingly, the fair value of the real estate acquired is allocated to the acquired tangible assets, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated based on management’s determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions, legal and other related costs.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationships, if any, based on management’s evaluation of the specific characteristics of each tenant’s lease; however, the value of tenant relationships has not been separated from in-place lease value for the additional interests in real estate entities because such value and its consequence to amortization expense is estimated to be immaterial for these particular acquisitions. Should future acquisitions of properties result in allocating material amounts to the value of tenant relationships, an amount would be separately allocated and amortized over the estimated life of the relationship. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

Hedging Activities

From time to time, we use derivative financial instruments to limit our exposure to changes in interest rates. We were not a party to any hedging agreement with respect to our floating rate debt as of June 30, 2004. We have in the past used derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium and long-term financings. We require that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designed to hedge. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

If interest rate assumptions and other factors used to estimate a derivative’s fair value or methodologies used to determine hedge effectiveness were different, amounts reported in earnings and other comprehensive income and losses expected to be reclassified into earnings in the future could be affected. Furthermore, future changes in market interest rates and other relevant factors could increase the fair value of a liability for a derivative, increase future interest expense, and result in lower net income.

Results of Operations

Heritage

The following discussion is based on our consolidated financial statements for the six-month periods ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001. The results described below include the results of Bradley OP and its subsidiaries.

The comparison of operating results for the six-month periods ended June 30, 2004 and 2003 and years ended December 31, 2003, 2002, and 2001 show changes in revenue and expenses resulting from net operating income for properties that we owned for each period compared (we refer to this comparison as our “Same Property Portfolio” for the applicable period) and the changes for income before net gains attributable to our Total Portfolio. Unless otherwise indicated, increases in revenue and expenses attributable to the Total Portfolio are due to the acquisition of properties during the periods being compared. In addition, amounts classified as discontinued operations in the accompanying consolidated financial statements are excluded from the Total Portfolio information.

Comparison of the six-month period ended June 30, 2004 to the six-month period ended June 30, 2003.

The table below shows selected operating information for our total portfolio and the 153 properties acquired prior to January 1, 2003 that remained in the Total Portfolio through June 30, 2004, which constitute the Same Property Portfolio for the six-month periods ended June 30, 2004 and 2003 (in thousands):

	Same Property Portfolio				Total Portfolio
	2004	2003	Increase/ (Decrease)	% Change	2004	2003	Increase/ (Decrease)	% Change
Revenue:
Rentals	$108,566	$107,055	$1,511	1.4%	$120,729	$110,558	$10,171	9.2%
Percentage rent	2,522	2,785	(263)	(9.4)%	2,629	2,894	(265)	(9.2)%
Recoveries	32,536	31,862	674	2.1%	36,348	32,575	3,773	11.6%
Other property	740	790	(50)	(6.3)%	759	791	(32)	(4.0)%

Total revenue	144,364	142,492	1,872	1.3%	160,465	146,818	13,647	9.3%
Expenses:
Property operating expenses	20,815	21,030	(215)	(1.0)%	23,168	21,469	1,699	7.9%
Real estate taxes	21,723	20,148	1,575	7.8%	24,383	20,673	3,710	17.9%

Net operating income	$101,826	$101,314	$512	0.5%	112,914	104,676	8,238	7.9%

Add:
Interest and other income					271	425	(154)	(36.2)%
Deduct:
Depreciation and amortization					43,337	38,224	5,113	13.4%
Interest					37,030	34,042	2,988	8.8%
General and administrative					10,947	11,313	(366)	(3.2)%

Income before net gains					$21,871	$21,522	$349	1.6%

The increase in rental revenue, including termination fees, for our Same Property Portfolio is primarily the result of a decrease in the provision for allowance for doubtful accounts of $0.9 million and an increase in minimum rent of $0.6 million. A lower provision was required for the six-month period ended June 30, 2004 as compared with the six-month period ended June 30, 2003 as a result of a decrease in large tenant bankruptcies and recoveries of amounts previously reserved. Minimum rent increased as a result of new leases and renewals of existing tenants at higher rental rates. Although our weighted average occupancy on a same property basis decreased from 92.7% for the six-month period ended June 30, 2003 to 91.6% for the six-month period ended June 30, 2004, the new leasing activity offset any loss of income related to new vacancies and bankruptcies.

Percentage rent revenue decreased for our Same Property Portfolio primarily due to lower sales volume for leases with significant percentage rent provisions and the certainty of realization that certain tenant sales thresholds have been met.

Recoveries revenue increased for our Same Property Portfolio primarily due to an overall increase in real estate tax recovery income of $1.6 million and a decrease in property operating expense recovery income of $1.2 million. Real estate recovery income increased primarily as a result of an increase in real estate tax expense. Property operating expense recovery income decreased primarily as a result of a decrease in property operating expenses and lower recovery rates due to declines in occupancy.

Property operating expenses decreased primarily as a result of a $0.3 million decrease in snow removal expense, a $0.2 million decrease in insurance expense, and a $0.2 million decrease in cleaning expense, partially offset by a $ 0.2 million increase in maintenance and supervision.

Real estate tax expense increased primarily as a result of increase valuations assessed for certain properties located in the Mid-West.

The decrease in interest and other income in the Total Portfolio is primarily due to interest income received in 2003 from amounts held in escrow.

Interest expense increased primarily as a result of an increase in indebtedness resulting from property acquisitions during the second half of 2003 and first half of 2004 and the issuance of fixed rate unsecured indebtedness to replace variable rate indebtedness.

General and administrative expenses decreased primarily as a result of $1.3 million less severance costs primarily associated with the departure of a former senior officer in 2003. Excluding severance costs, our general and administrative expenses, consisting primarily of salaries, bonuses, employee benefits, insurance and other corporate-level expenses increased by $0.9 million in the first half of 2004. This increase resulted from higher salary and bonus expense due to a larger workforce, including the retention of two additional senior officers responsible for joint venture initiatives and as corporate counsel. In addition, office expenses increased due to Heritage’s relocation of its corporate office and we incurred higher expenses associated with compliance with the Sarbanes-Oxley Act.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

The table below shows selected operating information for our total portfolio and the 145 properties acquired prior to January 1, 2002 that remained in the total portfolio through December 31, 2003, which constitute the Same Property Portfolio for the years ended December 31, 2003 and 2002 (in thousands):

	Same Property Portfolio				Total Portfolio
	2003	2002	Increase/ (Decrease)	% Change	2003	2002	Increase/ (Decrease)	% Change
Rental and recovery revenue:
Rentals	$198,656	$194,899	$3,757	1.9%	$229,064	$206,718	$22,346	10.8%
Percentage rent	3,875	5,074	(1,199)	(23.6)%	3,971	5,074	(1,103)	(21.7)%
Recoveries	59,869	59,817	52	0.1%	65,979	62,313	3,666	5.9%
Other property	1,629	2,044	(415)	(20.3)%	1,664	2,068	(404)	(19.5)%

Total rental and recovery revenue	264,029	261,834	2,195	0.8%	300,678	276,173	24,505	8.9%
Expenses:
Property operating expenses	40,205	37,427	2,778	7.4%	44,038	38,937	5,101	13.1%
Real estate taxes	39,661	39,039	622	1.6%	43,676	40,723	2,953	7.3%

Net operating income	$184,163	$185,368	$(1,205)	(0.7)%	212,964	196,513	16,451	8.4%

Add:
Interest and other income					320	88	232	263.6%
Deduct:
Depreciation and amortization					78,964	70,023	8,941	12.8%
Interest					69,415	72,312	(2,897)	(4.0)%
General and administrative					20,965	23,351	(2,386)	(10.2)%
Loss on prepayment of debt					—	6,749	(6,749)	(100.0)%

Income before net gains					$43,940	$24,166	$19,774	81.8%

The increase in rental revenue, including termination fees, for our Same Property Portfolio is primarily the result of new leases and rollovers of existing tenants at higher rental rates and an increase in termination fees of $1.6 million. Although our actual occupancy on a same property basis declined slightly to 91.7% as of December

31, 2003 from 93.3% as of December 31, 2002, this new leasing activity offset any loss of rental income related to (i) new vacancies and bankruptcies, primarily Ames, Kmart and Fleming and (ii) additional charges to bad debts of $0.6 million.

Percentage rent revenue decreased for our Same Property Portfolio primarily due to the loss of three anchor tenants with significant percentage rent components comprising $0.7 million as well as the difference from the prior year timing of notification that sales thresholds have been met.

Recoveries revenue remained relatively flat for our Same Property Portfolio primarily due to an overall increase in property operating and real estate tax expenses offset by lower recovery rates resulting from higher vacancies. Recovery rates for recoverable property operating expenses decreased to 82.0% from 85.0% and recovery rates for real estate taxes decreased to 82.7% from 85.2%. The decrease in recovery rates for property operating expenses and real estate taxes is due to higher vacancies, including the loss of anchor tenants whose parcels were separately assessed and paid by the former tenants directly to the taxing authority.

Other property revenue decreased primarily as a result of the timing of notification that sales thresholds have been met for tax incentive financing revenue.

Property operating expenses increased primarily as a result of $1.5 million of snow removal costs associated with heavy snowfall across the portfolio during the first few calendar months of 2003 and December 2003 and $0.5 million of lease buyout expense incurred in 2003.

Real estate tax expense increased primarily as a result of an increase in tax rates across the portfolio, particularly those properties located in Illinois as well as additional tax expense related to the vacancy of certain anchor tenants who paid their property taxes directly to the taxing authorities.

Interest expense decreased due to lower average interest rates throughout the year as Heritage’s weighted average interest rate decreased to 6.24% at December 31, 2003 from 6.45% at December 31, 2002. This decrease was offset by an increase in mortgage loans payable as result of the assumption of debt from various property acquisitions.

General and administrative expenses decreased primarily as a result of lower stock compensation expense incurred in 2003 than in 2002. During 2003, we incurred $6.6 million of stock compensation expense from the amortization of stock grants made by Heritage in 2002 and 2003 and anticipated to be made by Heritage in 2004, which included the reimbursement of taxes paid by one employee and $0.6 million of accelerated stock compensation expense in connection with the departure of a former senior officer. In 2003, we also incurred $1.1 million of additional compensation expense related to the departure of a former senior officer. During 2002, we incurred $11.0 million of stock compensation expense from the amortization of stock grants made by Heritage, which included the reimbursement of taxes paid by two employees. Included in 2002 stock compensation expense was $6.8 million of expense incurred by us as a result of the accelerated vesting of all previously granted restricted shares upon completion of our IPO. Excluding stock compensation expense and severance costs, our general and administrative expenses, consisting primarily of salaries, bonuses, employee benefits, insurance and other corporate-level expenses increased by $0.9 million in 2003. This increase consisted primarily of higher salary and bonus expense due to a larger workforce and higher expenses associated with being a public company for the entire 2003 fiscal year.

Comparison of the year ended December 31, 2002 to year ended December 31, 2001

The table below shows selected operating information for our Total Portfolio and the 153 properties acquired prior to January 1, 2001 that remained in our Total Portfolio through December 31, 2002 (which constitute the Same Property Portfolio for the years ended December 31, 2002 and 2001).

Certain 2002 and 2001 amounts for the Total Portfolio have been reclassified to conform to the current presentation of discontinued operations (in thousands):

	Same Property Portfolio				Total Portfolio
	2002	2001	Increase/ (Decrease)	% Change	2002	2001	Increase/ (Decrease)	% Change
Rental and recovery revenue:
Rentals	$192,029	$189,319	$2,710	1.4%	$206,718	$191,890	$14,828	7.7%
Percentage rent	5,048	4,435	613	13.8%	5,074	4,333	741	17.1%
Recoveries	58,634	54,547	4,087	7.5%	62,313	55,153	7,160	13.0%
Other property	2,031	2,039	(8)	(0.4)%	2,068	2,013	55	2.7%

Total rental and recovery revenue	257,742	250,340	7,402	3.0%	276,173	253,389	22,784	9.0%
Expenses:
Property operating expenses	34,739	33,963	776	2.3%	38,937	36,900	2,037	5.5%
Real estate taxes	38,407	36,783	1,624	4.4%	40,723	37,714	3,009	8.0%

Net operating income	$184,596	$179,594	$5,002	2.8%	196,513	178,775	17,738	9.9%

Add:
Interest and other income					88	298	210	(70.5)%
Deduct:
Depreciation and amortization					70,023	64,051	5,972	9.3%
Interest					72,312	88,315	(16,003)	(18.1)%
Interest-related party					—	2,027	(2,027)	(100.0)%
General and administrative					23,351	12,640	10,711	84.7%
Loss on prepayment of debt					6,749	—	6,749	100.0%

Income before net gains					$24,166	$12,040	$12,126	100.1%

The increase in rental revenue, including termination fees, for our Same Property Portfolio is primarily the result of an increase in minimum rent of $2.6 million related to new leases and rollovers of existing tenants at higher rental rates. Although our actual occupancy on a same property basis remained relatively flat at 92.7% as of December 31, 2002, the new leasing activity offset any loss of income related to new vacancies and bankruptcies. Additionally, rental revenue increased $0.7 million due to an additional charge made to bad debts in 2001 primarily associated with bankruptcies, principally Kmart, and other delinquent tenants. These increases are partially offset by a reduction in termination fees over the prior year of $0.6 million in 2002.

Percentage rent revenue increased for our Same Property Portfolio primarily due to the timing of notification that sales thresholds have been met and due to the increased sales performance over the prior sales year for tenants who pay percentage rent.

Recoveries revenue increased for our Same Property Portfolio primarily due to an overall increase in the recovery rate of property operating and real estate tax expenses from 80.2% in 2001 to 84.3% in 2002. The increase in the rate is due to recoveries recorded in 2002 from bankrupt tenants, primarily Kmart, as these leases were not rejected and continued to remain open and operating. In addition, recoveries revenue increased due to higher reimbursable expenses in 2002.

The decrease in interest and other income in the Total Portfolio is primarily due to lower rates and lower average cash balances during 2002.

Property operating expenses increased primarily as a result of an increase of $0.9 million in repairs and maintenance expense, an increase of $0.5 in insurance expense, and an increase of $0.2 million in landscaping expense, partially offset by a decrease in snow removal expense of $0.7 million due to a mild early 2002 snow season.

Real estate tax expense increased primarily as a result of an increase in the real estate tax rate for our properties in New York and Illinois.

Interest expense, including related party interest expense, decreased due to the payoff of certain indebtedness with the proceeds from the IPO, offset by an increase in mortgage loans payable as result of the assumption of debt from various property acquisitions.

General and administrative expenses increased primarily as a result of the effect of accelerated stock compensation expense in connection with the IPO. Upon completion of the IPO, all contractual restrictions on transfer and forfeiture provisions that existed on restricted shares previously granted to members of our senior management and other key employees terminated. As a result, Heritage incurred compensation expense, including the reimbursement of taxes paid by two employees, of $6.8 million, which is comprised of $4.3 million of stock compensation expense and $2.5 million for the reimbursement of a portion of such taxes. In addition, general and administrative expense increased $2.6 million as a result of compensation expense related to the issuance of 155,000 shares of restricted stock in July 2002. These shares were subject to contractual restrictions on transfer and forfeiture provisions, which terminated on March 1, 2003. The increase is also due in part to a $0.7 million increase in Heritage’s supplemental executive retirement plan costs and increased corporate expenses associated with being a public company.

Bradley OP

The results of operations described below are those of Bradley OP and its subsidiaries on a consolidated basis. The results below do not reflect the results of Heritage and its other subsidiaries, including Heritage OP. For a discussion of the consolidated results of operations of Heritage and its subsidiaries, including Bradley OP, for the periods ended June 30, 2004 and June 30, 2003 and for the years ended December 31, 2003, 2002 and 2001, see “— Results of Operations — Heritage” beginning on page 59 of this document.

The following discussion is based on the consolidated financial statements of Bradley OP for the six-month periods ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001.

From January 1, 2001 through December 31, 2003, Bradley OP increased its total portfolio of properties from 96 properties to 105 properties and from 15.4 million Company-owned GLA to 17.6 million Company-owned GLA. As a result of this growth of Bradley OP’s total portfolio, the financial data presented below with respect to Bradley OP’s Total Portfolio shows significant changes in revenues and expenses from period-to-period and, as a result, we do not believe our period-to-period financial data, with respect to Bradley OP’s Total Portfolio are comparable in any meaningful way. Therefore, the comparison of operating results for the periods ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001 show changes resulting from net operating income for properties that Bradley OP owned for each period compared (we refer to this comparison as Bradley OP’s “Same Property Portfolio” for the applicable period) and the changes for income before net gains attributable to Bradley OP’s Total Portfolio. Unless otherwise indicated, increases in revenue and expenses attributable to Bradley OP’s Total Portfolio are due to the acquisition of properties during the years being compared. In addition, amounts classified as discontinued operations in the accompanying consolidated financial statements are excluded from Bradley OP’s Total Portfolio information.

Comparison of the six-month period ended June 30, 2004 to the six-month period ended June 30, 2003

The table below shows selected operating information for Bradley OP’s Total Portfolio and the 104 properties acquired by Bradley OP prior to January 1, 2003 that remained in Bradley OP’s Total Portfolio through June 30, 2004, which constitute the Same Property Portfolio for the six-month period ended June 30, 2004 and 2003 (in thousands):

	Same Property Portfolio				Total Portfolio
	2004	2003	Increase/ (Decrease)	% Change	2004	2003	Increase/ (Decrease)	% Change
Rental and recovery revenue:
Rentals	$66,737	$66,107	$630	1.0%	$68,364	$68,209	$155	0.2%
Percentage rent	1,225	1,433	(208)	(14.5)%	1,330	1,541	(211)	(13.7)%
Recoveries	22,592	22,155	437	2.0%	23,141	22,756	385	1.7%
Other property	671	650	21	3.2%	671	651	20	3.1%
Total rental and recovery revenue	91,225	90,345	880	1.0%	93,506	93,157	349	0.4%
Expenses:
Property operating expenses	13,608	13,610	(2)	0.0%	13,939	13,610	329	2.4%
Real estate taxes	15,040	14,096	944	6.7%	15,580	14,096	1,484	10.5%

Net operating income	$62,577	$62,639	$(62)	(0.1)%	63,987	65,451	(1,464)	(2.2)%

Add:
Interest and other income					11	19	(8)	(42.1)%
Deduct:
Depreciation and amortization					25,027	23,733	1,294	5.5%
Interest					17,915	16,542	1,373	8.3%
General and administrative					6,554	6,466	88	1.4%

Income before net gains					$14,502	$18,729	$(4,227)	(22.6)%

The increase in rental revenue, including termination fees, for Bradley OP’s Same Property Portfolio is primarily the result of a decrease in the provision for allowance for doubtful accounts of $0.7 million and an increase in minimum rent of $0.1 million offset by a decrease in termination fees of $0.2 million. A lower provision was required for the six-month period ended June 30, 2004 as compared with the six-month period ended June 30, 2003 as a result of a decrease in large tenant bankruptcies and recoveries of amounts previously reserved.

Percentage rent revenue decreased for Bradley OP’s Same Property Portfolio primarily due to lower sales volume for leases with significant percentage rent provisions and the certainty of realization that certain tenant sales thresholds have been met.

Recoveries revenue increased for Bradley OP’s Same Property Portfolio primarily due to an overall increase in real estate tax recovery income of $0.9 million offset by a decrease in property operating expense recovery income of $0.5 million. Real estate recovery income increased primarily as a result of an increase in real estate tax expense. Property operating expense recovery income decreased primarily as a result lower recovery rates and due to declines in occupancy.

Property operating expenses remained relatively flat as a result of a $0.2 million increase in repairs and maintenance expense offset by a $0.2 million decrease in insurance expense.

Real estate tax expense increased primarily as a result of increased valuations assessed for certain properties located in Illinois.

Interest expense increased due to higher average indebtedness and higher average interest rates during the six-month period ended June 30, 2004 as compared with the six-month period ended June 30, 2003.

General and administrative expenses increased by $0.1 million from June 30, 2003 to June 30, 2004. Heritage generally allocates 100% of its general and administrative expenses to its subsidiaries, including costs associated with Bradley OP. For costs specifically identifiable to a subsidiary, Heritage performs a direct allocation. Remaining costs are allocated based on the square footage of properties owned by each subsidiary. During the six-month period ended June 30, 2004 as compared with the six-month period ended June 30, 2003, Heritage allocated approximately 63% and 66%, respectively of these remaining costs to Bradley OP. See “— Results of Operations — Heritage” for a more detailed discussion of Heritage’s general and administrative expenses.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

The table below shows selected operating information for Bradley OP’s Total Portfolio and the 93 properties acquired prior to January 1, 2002 that remained in Bradley OP’s Total Portfolio through December 31, 2003, which constitute Bradley OP’s Same Property Portfolio for the years ended December 31, 2003 and 2002 (in thousands):

	Same Property Portfolio				Total Portfolio
	2003	2002	Increase/ (Decrease)	% Change	2003	2002	Increase/ (Decrease)	% Change
Rental and recovery revenue:
Rentals	$118,180	$115,025	$3,155	2.7%	$139,165	$124,950	$14,215	11.4%
Percentage rent	2,262	3,044	(782)	(25.7)%	2,358	3,044	(686)	(22.6)%
Recoveries	40,170	40,547	(377)	(0.9)%	44,847	42,924	1,923	4.5%
Other property	1,235	1,699	(464)	(27.3)%	1,243	1,715	(472)	(27.5)%
Total rental and recovery revenue	161,847	160,315	1,532	1.0%	187,613	172,633	14,980	8.7%
Expenses:
Property operating expenses	24,582	23,478	1,104	4.7%	27,292	24,817	2,475	10.0%
Real estate taxes	26,413	26,228	185	0.7%	29,340	27,810	1,530	5.5%

Net operating income	$110,852	$110,609	$243	0.2%	130,981	120,006	10,975	9.1%

Add:
Interest and other income					36	58	(22)	(37.9)%
Deduct:
Depreciation and amortization					48,389	43,386	5,003	11.5%
Interest					33,030	35,537	(2,507)	(7.1)%
General and administrative					11,775	15,324	(3,549)	(23.2)%
Net derivative losses					—	7,766	(7,766)	(100.0)%
Loss on prepayment of debt					—	4,215	(4,215)	(100.0)%

Income before net gains					$37,823	$13,836	$23,987	173.4%

The increase in rental revenue, including termination fees, for Bradley OP’s Same Property Portfolio is primarily the result of new leases and rollovers of existing tenants at higher rental rates and an increase in termination fees of $1.6 million, which was offset by additional charges to bad debts of $0.4 million

Percentage rent revenue decreased for Bradley OP’s Same Property Portfolio primarily due to the loss of two anchor tenants with significant percentage rent components comprising $0.4 million as well as the difference from the prior year timing of notification that sales thresholds have been met.

Recoveries revenue declined slightly for Bradley OP’s Same Property Portfolio primarily due to lower recovery rates offset by an increase in property operating and real estate tax expenses. Recovery rates for recoverable property operating expenses decreased to 73.1% from 76.6%. The decrease in recovery rates for property operating expenses is due to an increase in non-reimbursable expenses.

Other property revenue decreased primarily as a result of the timing of notification that sales thresholds have been met for tax incentive financing revenue.

Property operating expenses increased primarily as a result of $0.5 million of snow removal costs associated with heavy snowfall across Bradley OP’s Total Portfolio during the first few calendar months of 2003 and December 2003 and $0.5 million of lease buyout expense incurred in 2003.

Real estate tax expense increased primarily as a result of an increase in tax rates across Bradley OP’s Total Portfolio, particularly those properties located in Illinois as well as additional tax expense related to the vacancy of certain anchor tenants who paid their property taxes directly to the taxing authorities.

The decrease in interest and other income in Bradley OP’s Total Portfolio is primarily due to lower rates and lower average cash balances during 2003.

Interest expense decreased due to lower average indebtedness and lower average interest rates throughout the year as Bradley OP’s weighted average interest rate decreased to 5.09% at December 31, 2003 from 5.39% at December 31, 2002.

General and administrative expenses decreased by $3.6 million from December 31, 2002 to December 31, 2003. Heritage allocates 100% of its general and administrative expenses to its subsidiaries, including costs associated with Bradley OP. For costs specifically identifiable to a subsidiary, Heritage performs a direct allocation. Remaining costs are allocated based on the square footage of properties owned by each subsidiary. During 2003 and 2002, Heritage allocated approximately 65% and 66%, respectively of these remaining costs to Bradley OP. See “— Results of Operations — Heritage” for a more detailed discussion of Heritage’s general and administrative expenses.

Comparison of the year ended December 31, 2002 to year ended December 31, 2001

The table below shows selected operating information for Bradley OP’s Total Portfolio and the 92 properties acquired prior to January 1, 2001 that remained in Bradley OP’s Total Portfolio through December 31, 2002 (which constitute Bradley OP’s Same Property Portfolio for the years ended December 31, 2002 and 2001). Certain 2002 and 2001 amounts for the Total Portfolio have been reclassified to conform to the current presentation of discontinued operations (in thousands):

	Same Property Portfolio				Total Portfolio
	2002	2001	Increase/ (Decrease)	% Change	2002	2001	Increase/ (Decrease)	% Change
Rental and recovery revenue:
Rentals	$114,734	$113,793	$941	0.8%	$124,950	$114,053	$10,897	9.6%
Percentage rent	3,044	2,805	239	8.5%	3,044	2,805	239	8.5%
Recoveries	40,476	38,659	1,817	4.7%	42,924	38,725	4,199	10.8%
Other property	1,698	1,767	(69)	(3.9)%	1,715	1,767	(52)	(2.9)%
Total rental and recovery revenue	159,952	157,024	2,928	1.9%	172,633	157,350	15,283	9.7%
Expenses:
Property operating expenses	23,415	22,840	575	2.5%	24,817	22,891	1,926	8.4%
Real estate taxes	26,164	25,243	921	3.6%	27,810	25,304	2,506	9.9%

Net operating income	$110,373	$108,941	$1,432	1.3%	120,006	109,155	10,851	9.9%

Add:
Interest and other income					58	132	(74)	(56.1)%
Deduct:
Depreciation and amortization					43,386	39,398	3,988	10.1%
Interest					35,537	47,102	(11,565)	(24.6)%
General and administrative					15,324	8,256	7,068	85.6%
Net derivative (losses) gains					(7,766)	986	(8,752)	(887.6)%
Loss on prepayment of debt					4,215	—	4,215	100.0%

Income before net gains					$13,836	$15,517	$(1,681)	(10.8)%

The increase in rental revenue, including termination fees, for Bradley OP’s Same Property Portfolio is primarily the result of a decrease in the provision for bad debt of $1.0 million, and new leases and rollovers of existing tenants at higher rental rates. This increase is offset by a decrease in termination fees of $0.6 million and the loss of rental income related to new vacancies and bankruptcies, primarily Fleming.

Percentage rent revenue increased for Bradley OP’s Same Property Portfolio primarily due to the timing of notification that sales thresholds have been met and due to the increased sales performance over the prior sales year for tenants who pay percentage rent.

Recoveries revenue increased for Bradley OP’s Same Property Portfolio primarily due to an overall increase in property operating expenses and real estate taxes as well as an increase in the recovery rate of property operating and real estate tax expenses. Recovery rates for recoverable property operating expenses increased to 76.6% from 72.4%. The increase in the rate is due to recoveries recorded in 2002 from bankrupt tenants.

The decrease in interest and other income in Bradley OP’s Total Portfolio is primarily due to lower rates and lower average cash balances during 2002.

Property operating expenses increased primarily as a result of an increase of $0.5 million in insurance expense and an increase of $0.4 million in repairs and maintenance expense, partially offset by a decrease utility expense of $0.3 million.

Real estate tax expense increased primarily as a result of an increase in the real estate tax rate for Bradley OP’s properties in Indiana and Illinois.

Interest expense, including related party interest expense, decreased due to the payoff of certain indebtedness with the proceeds from Heritage’s initial public offering, offset by an increase in mortgage loans payable as result of the assumption of debt from various property acquisitions.

General and administrative expenses increased by $7.1 million from December 31, 2001 to December 31, 2002. Heritage allocates 100% of its general and administrative expenses to its subsidiaries, including costs associated with Bradley OP. For costs specifically identifiable to a subsidiary, Heritage performs a direct allocation. Remaining costs are allocated based on the square footage of properties owned by each subsidiary. During 2002 and 2001, Heritage allocated approximately 66% and 65%, respectively of these remaining costs to Bradley OP. See “— Results of Operations — Heritage” for a more detailed discussion of Heritage’s general and administrative expenses.

Liquidity and Capital Resources

At June 30, 2004, Heritage had $69.1 million and Bradley OP had $4.1 million in available cash and cash equivalents. As a REIT, Heritage is required to distribute at least 90% of its taxable income to its stockholders on an annual basis. Bradley OP also generally distributes all of its taxable income. Therefore, as a general matter, it is unlikely that either Heritage or Bradley OP will have any substantial cash balances that could be used to meet its respective liquidity needs. Instead, these needs must be met from cash generated from operations and external sources of capital.

At June 30, 2004, Heritage had $1.2 billion of indebtedness. This indebtedness had a weighted average interest rate of 6.23% with an average maturity of 5.1 years. As of June 30, 2004, Heritage’s market capitalization was $2.5 billion, resulting in a debt-to-total market capitalization ratio of approximately 48.5%.

At June 30, 2004, Bradley OP had $738 million of indebtedness. This indebtedness had a weighted average interest rate of 5.42% with an average maturity of 5.84 years.

Short-Term Liquidity Requirements

The short-term liquidity requirements of Heritage and Bradley OP are substantially identical. These short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures directly associated with our properties, including:

•	Recurring maintenance capital expenditures necessary to properly maintain our properties;

•	Interest expense and scheduled principal payments on outstanding indebtedness;

•	Capital expenditures incurred to facilitate the leasing of space at our properties, including tenant improvements and leasing commissions; and

•	Future distributions paid to our stockholders and partners.

We incur maintenance capital expenditures at our properties, which include such expenses as parking lot improvements, roof repairs and replacements and other non-revenue enhancing capital expenditures. Maintenance capital expenditures were approximately $3.8 million, or $0.14 per square foot, for the six months ended June 30, 2004, of which, approximately $2.9 million, or $0.16 per square foot, related to properties within the Bradley OP portfolio. We expect total maintenance capital expenditures to be approximately $4.6 million, or $0.17 per square foot, for the remainder of 2004, of which approximately $2.3 million, or $0.13 per square foot, will relate to properties within the Bradley OP portfolio. We also expect to incur revenue enhancing capital expenditures such as tenant improvements and leasing commissions in connection with the leasing and re-leasing of retail space.

We believe that we qualify and we intend to continue to qualify as a REIT under the Internal Revenue Code. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions paid to shareholders. We believe that our existing working capital and cash provided by operations will be sufficient to allow us to pay distributions necessary to enable us to continue to qualify as a REIT. However, under some circumstances, we may be required to pay distributions in excess of cash available for those distributions in order to meet these distribution requirements, and we may need to borrow funds to pay distributions in the future.

Historically, we have satisfied our short-term liquidity requirements through our existing working capital and cash provided by our operations as well as with borrowings under our line of credit facility. As of June 30, 2004 there was an outstanding balance on this line of credit facility of $191 million. We believe that our existing working capital and cash provided by operations should be sufficient to meet our short-term liquidity requirements. Cash flows provided by operating activities decreased to $53.9 million for the six months ended June 30, 2004 from $62.3 million for the six months ended June 30, 2003. The decrease in cash flows from operations is primarily attributable to the combined effect of an increase in accounts receivable and other assets and a decrease in accounts payable.

There are a number of factors that could adversely affect our cash flow. An economic downturn in one or more of our markets may impede the ability of our tenants to make lease payments and may impact our ability to renew leases or re-lease space as leases expire. In addition, an economic downturn or recession could also lead to an increase in tenant bankruptcies, increases in our overall vacancy rates or declines in rents we can charge to release properties upon expiration of current leases. In all of these cases, our cash flow would be adversely affected.

As of June 30, 2004, we had 7 tenants operating under bankruptcy protection, the largest of which is Fleming Companies (“Fleming”). The leases directly impacted by these bankruptcy filings totaled approximately 0.7% of our annualized base rent for all leases in which tenants were in occupancy at June 30, 2004, of which, 0.4% relates to leases within Bradley OP’s portfolio.

On April 1, 2003, Fleming filed for bankruptcy protection. As part of this bankruptcy, Fleming’s motion to reject leases at three of our 13 Fleming store locations was allowed by the Bankruptcy Court on that date. The three rejected leases aggregated approximately 178,000 square feet and represented approximately 0.6% of total annualized base rent for all leases in which tenants were in occupancy on March 31, 2003.

In June 2003, leases at four of our store locations aggregating 234,000 square feet were assumed by Fleming and assigned to Roundy’s, Inc., as part of Roundy’s acquisition of Rainbow Foods. In December 2003, a fifth lease was assumed by Knowlan’s Food. A motion is currently pending before the Bankruptcy Court to allow three leases to be assumed by Fleming and assigned to a third party independent grocer. This motion was granted in September 2004. The two remaining leases, aggregating 95,000 square feet were rejected on March 25, 2004. The sub-operator at one of these two locations entered into an agreement with us to remain in the premises until at least June 30, 2004. The sub-operator vacated the premises as of June 30, 2004. We are actively pursuing tenants to lease the five locations that have been rejected. All of our 13 Fleming store locations are or were within Bradley OP’s portfolio.

On January 22, 2002, Kmart Corporation filed for bankruptcy protection. At December 31, 2002, we leased space to Kmart at seven of our shopping centers, including two locations within Bradley OP’s portfolio. In addition, Kmart owns store locations at four of our shopping centers and subleases space from a third party tenant at one of our other locations. All of these locations are within Bradley OP’s portfolio. In connection with its bankruptcy reorganization, the bankruptcy court approved the rejection of leases at three of our seven owned store locations on April 30, 2003. These store closings totaled approximately 290,000 square feet and represented approximately 0.7% of our total annualized base rent for all leases in which tenants were in occupancy at March 31, 2003. On May 5, 2003, Kmart emerged from bankruptcy with no other store closings or lease terminations.

As a result of our current and past bankrupt tenants, particularly of anchor tenants like Fleming and Kmart, the we have experienced flat growth in same store net operating income. Any future bankruptcies of tenants in our portfolio, particularly major or anchor tenants, may have additional negative impact on our operating results and cash flows.

Long-Term Liquidity Requirements

The long-term liquidity requirement of Heritage and Bradley OP are substantially identical. These long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, redevelopment, expansions and other non-recurring capital expenditures that are required periodically to our properties, and the costs associated with acquisitions of properties and third party developer joint venture opportunities that we pursue.

Historically, we have satisfied our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations, long-term property mortgage indebtedness, our credit facility, bridge financing, and through the issuance of additional debt and equity securities. We believe that these sources of capital will continue to be available to us in the future to fund our long-term liquidity requirements. We may also enter into joint ventures with institutional investors as an alternative source of capital. However, there are certain factors that may have a material adverse effect on our access to these capital sources.

Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets, our credit rating and borrowing restrictions imposed by existing lenders. Currently, we have a credit rating from three major rating agencies—Standard & Poor’s, which has given us a rating of BBB–, Moody’s Investor Service, which has given us a rating of Baa3, and Fitch Ratings, which has given us a rating of BBB–, all three have stated the outlook as stable. A downgrade in outlook or rating by a rating agency can occur at any time if the agency perceives adverse change in our financial condition, results of operations or ability to service our debt.

Based on our internal valuation of our properties, the estimated value of our properties exceeds the outstanding amount of mortgage debt encumbering those properties as of June 30, 2004. Therefore, at this time, we believe that additional funds could be obtained, either in the form of additional unsecured borrowings or mortgage debt. In addition, we believe that we could obtain additional financing without violating the financial covenants contained in our unsecured public notes.

Our ability to raise funds through the issuance of equity securities is dependent upon, among other things, general market conditions for REITs and market perceptions about us. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but the equity markets may not be consistently available on terms that are attractive or at all.

Contractual Obligations and Contingent Liabilities

The following table summarizes our repayment obligations under our indebtedness outstanding as of June 30, 2004, which tables include information with respect to Bradley OP (in thousands):

	2004(1)	2005	2006	2007	2008	Thereafter	Total
Mortgage loans:

*Miracle Hills Park	$3,552	—	—	—	—	—	3,552
The Commons of Chancellor Park	12,177	—	—	—	—	—	12,177
Franklin Square	223	13,583	—	—	—	—	13,806
*Williamson Square	172	10,833	—	—	—	—	11,005
Riverchase Village Shopping Center	158	9,764	—	—	—	—	9,922
Meridian Village Plaza (2)	138	292	4,841	—	—	—	5,271
*Spring Mall	56	120	8,021	—	—	—	8,197
*Southport Centre	76	160	171	9,593	—	—	10,000
*Long Meadow Commons (2) (3)	149	317	344	8,717	—	—	9,527
Innes Street Market	166	352	380	12,098	—	—	12,996
*Southgate Shopping Center	51	110	119	2,166	—	—	2,446
*Salem Consumer Square	221	455	504	558	8,778	—	10,516
*St. Francis Plaza	89	191	207	225	243	—	955
Buckingham Place (2)	28	63	69	74	79	5,054	5,367
County Line Plaza (2)	94	205	222	240	256	16,002	17,019
Trinity Commons (2)	78	171	185	200	214	13,776	14,624
8 shopping centers, cross collaterialized	804	1,705	1,843	1,993	2,154	72,132	80,631
*Montgomery Commons (2)	34	79	86	94	100	7,437	7,830
*Warminster Towne Center (2)	115	260	283	307	329	18,657	19,951
Clocktower Place (2)	55	121	132	144	154	12,009	12,615
545 Boylston Street and William J. McCarthy Building	307	655	711	772	838	31,808	35,091
29 shopping centers, cross collateralized	1,160	2,520	2,728	2,955	3,147	224,115	236,625
Spradlin Farm (2)	84	189	203	219	232	16,440	17,367
*Berkshire Crossing	297	611	630	651	671	11,940	14,800
*Grand Traverse Crossing	173	366	394	424	457	11,643	13,457
*Salmon Run Plaza (2)	150	319	349	381	417	3,192	4,808
*Elk Park Center	140	297	321	346	374	6,906	8,384
*Grand Traverse Crossing—Wal-Mart	79	165	179	193	208	4,415	5,239
Montgomery Towne Center	179	382	393	307	335	5,626	7,222
*Bedford Grove—Wal-Mart	72	152	164	178	191	3,382	4,139
*Berkshire Crossing—Home Depot/Wal-Mart	112	239	258	278	300	5,542	6,729

Total mortgage loans payable	$21,189	44,676	23,737	43,113	19,477	470,076	622,268

*Unsecured notes payable (4)	100,000	—	1,490	—	100,000	200,000	401,490
*Line of credit facility (5)	—	191,000	—	—	—	—	191,000

Total indebtedness	$121,189	235,676	25,227	43,113	119,477	670,076	1,214,758

*	Designates indebtedness of Bradley OP or one of its subsidiaries. Total indebtedness as of June 30, 2004 for Bradley OP and its subsidiaries was $734,025, which does not reflect the unamortized mortgage loan premiums totaling $3,953 related to the assumption of four mortgage loans with above-market contractual interest rates.

(1)	Represents the period from July 1, 2004 through December 31, 2004.

(2)	The aggregate repayment amount of $622,268 does not reflect the unamortized mortgage loan premiums totaling $10,428 related to the assumption of eleven mortgage loans with above-market contractual interest rates.

(3)	Property is encumbered by two mortgage loans maturing in July 2007.

(4)	The aggregate repayment amount of $401,490 does not reflect the unamortized original issue discount of $1,679 related to the April 2004 bond issuance. Bradley OP has issued unsecured notes payable in an aggregate amount of $201,490, which mature in 2004, 2006 and 2008. Heritage has issued unsecured notes payable in an aggregate amount of $200,000, which mature in 2010. Bradley OP and Heritage OP have guaranteed the Heritage unsecured notes.

(5)	Heritage OP and Bradley OP are co-borrowers under this line of credit facility. The entire balance outstanding under this line of credit facility is reflected in the financial statements of Bradley OP.

The indebtedness described in the table above will require balloon payments, including $16.0 million which started in August 2004. It is likely that we will not have sufficient funds on hand to repay these balloon amounts at maturity. We currently expect to refinance this debt through unsecured private or public debt offerings, additional debt financings secured by individual properties or groups of properties or additional equity offerings. We may also refinance balloon payments through borrowings under our unsecured credit facility.

On August 24, 2004, in anticipation of completing an unsecured debt financing during the third quarter of 2004, we entered into forward starting interest rate swaps with a total notional amount of $146.6 million. The purpose of these forward swaps is to mitigate the risk of changes in interest rates in the near term. These swaps will have no impact on our current unsecured indebtedness. There is no assurance that we will complete an unsecured debt financing during the period in which the interest rate swaps will be in place or at all.

As of June 30, 2004, we (including Bradley OP) had future contractual payment obligations relating to construction contracts, ground leases, and leases for the rental of office space as follows (in thousands):

	2004(1)	2005	2006	2007	2008	Thereafter	Total
Construction contracts and tenant improvement obligations	$24,725	3,182	—	—	—	—	$27,907
Ground leases	401	802	802	802	859	37,417	41,083
Office leases	40	1,060	1,116	1,067	1,067	7,247	11,597

Total	$25,166	5,044	1,918	1,869	1,926	44,664	$80,587

As of June 30, 2004, Bradley OP and its subsidiaries had future contractual payment obligations relating to construction contracts, ground leases, and leases for the rental of office space which are separately described below (in thousands):

	2004(1)	2005	2006	2007	2008	Thereafter	Total
Construction contracts/Tenant improvement obligations	$14,867	1,600	—	—	—	—	$16,467
Ground leases	81	161	161	161	155	11,968	12,687
Office leases	40	82	49	—	—	—	171

Total	$14,988	1,843	210	161	155	11,968	$29,325

(1)	Represents the period from July 1, 2004 through December 31, 2004.

We have various existing service contracts with vendors and utility contracts related to our property management. We enter into these contracts in the ordinary course of business, which vary based on usage and may extend beyond one year. These contracts are generally for one year or less and include terms that provide for termination with insignificant or no cancellation penalties.

We have obligations under postretirement benefit plans, which are more fully described in our financial statements incorporated by reference into this document and which are not included in the above table. Funding requirements for postretirement benefits after 2004 cannot be estimated due to the significant variability in the assumptions required to project the timing of future cash payments.

Line of Credit

On April 29, 2002, Bradley OP and Heritage OP entered into a three-year $350 million unsecured line of credit with a group of lenders and Fleet National Bank, as agent. Bradley OP and Heritage OP are the joint and several borrowers under the line of credit and Heritage, and certain of its other subsidiaries, have guaranteed this line of credit. This line of credit is being used principally to fund growth opportunities and for working capital purposes. At June 30, 2004, $191 million was outstanding under the line of credit. The entire balance outstanding under this line of credit facility is reflected in the financial statements of Bradley OP.

The ability to borrow under this line of credit is subject to ongoing compliance with a number of financial and other covenants. This line of credit, except under some circumstances, limits our ability to make distributions in excess of 90% of our annual funds from operations. In addition, this line of credit bears interest at either the lender’s base rate or a floating rate based on a spread over LIBOR ranging from 80 basis points to 135 basis points, depending upon our debt rating. In addition, this line of credit has a facility fee based on the amount committed ranging from 15 to 25 basis points, depending upon our debt rating, and requires quarterly payments. The variable rate in effect at June 30, 2004, including the lender’s margin of 105 basis points and borrowings outstanding at the base rate was 2.78%.

As of June 30, 2004, the borrowers were in compliance with all of the financial covenants under this line of credit. However, if our properties do not perform as expected, or if unexpected events occur that require us to borrow additional funds, compliance with these covenants may become difficult and may restrict our ability to pursue some business initiatives. In addition, these financial covenants may restrict our ability to pursue particular acquisition transactions, including for example, acquiring a portfolio of properties that is highly leveraged. These constraints on acquisitions could significantly impede our growth.

Debt Offerings

Heritage Notes

On April 1, 2004, Heritage completed the issuance and sale of $200 million principal amount of unsecured 5.125% notes due April 15, 2014. These notes were issued pursuant to the terms of an indenture Heritage entered into with LaSalle National Bank, as trustee. These notes may be redeemed at any time at our option, in whole or in part, at a redemption price equal to the sum of (1) the principal amount of the notes being redeemed plus accrued interest on the notes to the redemption date and (2) a make-whole amount, if any, with respect to the notes that is designed to provide yield maintenance protection to the holders of these notes.

These notes have been guaranteed by Bradley OP and Heritage OP. Through a subsidiary, we contributed the net proceeds of this offering to Bradley OP and received an intercompany note from Bradley OP. All of the net proceeds of this offering were then used by Bradley OP to reduce the outstanding balance under the line of credit described above.

The indenture under which the notes were issued contains various covenants, including covenants that restrict the amount of indebtedness that may be incurred by us and our subsidiaries. Specifically, for as long as these debt securities are outstanding:

•	Heritage is not permitted to incur additional indebtedness if the aggregate principal amount of all indebtedness of Heritage and its subsidiaries would be greater than 60% of the total assets, as defined, of Heritage and its subsidiaries.

•	Heritage is not permitted to incur any indebtedness if the ratio of Heritage’s consolidated income available for debt service to the annual debt service charge for the four consecutive fiscal quarters most recently ended prior to the date the additional indebtedness is to be incurred would be less than 1.5:1 on a pro forma basis.

•	Heritage is not permitted to incur additional indebtedness if, after giving effect to any additional indebtedness, the total secured indebtedness of Heritage and its subsidiaries is greater than 40% of the total assets, as defined, of Heritage and its subsidiaries.

•	Heritage and its subsidiaries may not at any time own total unencumbered assets equal to less than 150% of the aggregate outstanding principal amount of unsecured indebtedness of Heritage and its subsidiaries.

Heritage was in compliance with all applicable covenants as of June 30, 2004.

In March 2004, in anticipation of completing an unsecured debt financing, we entered into forward starting interest rate swaps with a total notional amount of $192,450,000. The purpose of these forward swaps was to mitigate the risk of changes in interest rates prior to the pricing of our debt offering. These forward swaps terminated upon pricing of the debt offering and we received a payment from the counterparties of $1.185 million in connection with the termination of these swaps.

Bradley OP Notes

Prior to our acquisition of Bradley, Bradley OP completed the sale of three series of senior, unsecured debt securities. These debt securities were issued pursuant to the terms of an indenture and three supplemental indentures entered into by Bradley OP with LaSalle National Bank, as trustee, beginning in 1997. The indenture and three supplemental indentures contain various covenants, including covenants which restrict the amount of indebtedness that may be incurred by Bradley OP and those of our subsidiaries which are owned directly or indirectly by Bradley OP. Specifically, for as long as these debt securities are outstanding:

•	Bradley OP is not permitted to incur additional indebtedness if the aggregate principal amount of all indebtedness of Bradley OP and its subsidiaries would be greater than 60% of the total assets, as defined, of Bradley OP and its subsidiaries.

•	Bradley OP is not permitted to incur any indebtedness if the ratio of Bradley OP’s consolidated income available for debt service to the annual debt service charge for the four consecutive fiscal quarters most recently ended prior to the date the additional indebtedness is to be incurred would be less than 1.5:1 on a pro forma basis.

•	Bradley OP is not permitted to incur additional indebtedness if, after giving effect to any additional indebtedness, the total secured indebtedness of Bradley OP and its subsidiaries is greater than 40% of the total assets, as defined, of Bradley OP and its subsidiaries.

•	Bradley OP and its subsidiaries may not at any time own total unencumbered assets equal to less than 150% of the aggregate outstanding principal amount of unsecured indebtedness of Bradley OP and its subsidiaries.

For purposes of these covenants, any indebtedness incurred by Heritage, Heritage OP or any of our subsidiaries which are owned directly or indirectly by Heritage OP is not included as indebtedness of Bradley OP.

Notes due 2004. In November 1997, Bradley OP completed the offering of $100 million aggregate principal amount of its 7% Notes due 2004, or the 2004 Notes. The 2004 Notes bear interest at 7% per year and mature on November 15, 2004. The 2004 Notes may be redeemed at any time at the option of Bradley OP, in whole or in part, at a redemption price equal to the sum of (1) the principal amount of the 2004 Notes being redeemed plus accrued interest on the 2004 Notes to the redemption date and (2) a make-whole amount, if any, with respect to the 2004 Notes that is designed to provide yield maintenance protection to the holders of these notes.

Notes due 2006. In March 2000, Bradley OP completed the offering of $75 million aggregate principal amount of its 8.875% Notes due 2006, or the 2006 Notes. The 2006 Notes bear interest at 8.875% per year and mature on March 15, 2006. The 2006 Notes may be redeemed at any time at the option of Bradley OP, in whole or in part, at a redemption price equal to the sum of (1) the principal amount of the 2006 Notes being redeemed plus accrued interest on the 2006 Notes to the redemption date and (2) a make-whole amount, if any, with respect to the 2006 Notes that is designed to provide yield maintenance protection to the holders of these notes. In connection with the Bradley acquisition, we repurchased approximately $73.5 million of the 2006 Notes at a purchase price equal to the principal and accrued interest on the 2006 Notes as of the date of purchase, so that approximately $1.5 million of the 2006 Notes were outstanding as of June 30, 2004.

Notes due 2008. In January 1998, Bradley OP completed the offering of $100 million aggregate principal amount of its 7.2% Notes due 2008, or the 2008 Notes. The 2008 Notes bear interest at 7.2% per year and mature on January 15, 2008. The 2008 Notes may be redeemed at any time at the option of Bradley OP, in whole or in part, at a redemption price equal to the sum of (1) the principal amount of the 2008 Notes being redeemed plus accrued interest on the 2008 Notes to the redemption date and (2) a make-whole amount, if any, with respect to the 2008 Notes that is designed to provide yield maintenance protection to the holders of these notes.

Bradley OP was in compliance with all applicable covenants as of June 30, 2004.

Equity Offerings

In April 2002, Heritage completed its initial public offering and sold 14,080,556 shares of common stock at a price of $25.00 per share resulting in net proceeds of $323 million. The net proceeds of the IPO were used to repay outstanding indebtedness, including indebtedness of Bradley OP. In connection with our IPO, all shares of Series A Cumulative Convertible Preferred Stock and redeemable equity then outstanding converted automatically into shares of common stock on a one for one basis.

In December 2003, Heritage completed a secondary public offering of common stock and sold a total of 3,932,736 shares at a net price of $28.27 per share, resulting in net proceeds of $111 million. The net proceeds of this offering were used to repay outstanding indebtedness, including indebtedness of Bradley OP.

Related Party Transactions

The TJX Companies

In July 1999, Bernard Cammarata became a member of the Heritage board of directors. Mr. Cammarata is non-executive Chairman of the Board of TJX Companies, Inc., Heritage’s largest tenant, and was President and Chief Executive Officer of TJX until June 1999. Annualized base rent from the TJX Companies represents approximately 5.2% of our total annualized base rent and 2.7% of Bradley OP’s total annualized base rent, for all leases in which tenants were in occupancy at June 30, 2004. TJX pays rent in accordance with 46 written leases at our properties.

Warrants

In connection with advisory services provided to Heritage by Prudential Insurance Company of America, formerly its second largest stockholder, Heritage previously issued to Prudential warrants to purchase 375,000 shares of common stock at an exercise price of $25.00 per share. Effective February 7, 2003, Heritage extended the exercise period of these warrants until April 29, 2007 and incurred a charge of $0.1 million. If not extended, 75,000 of these warrants would have expired on July 9, 2003 and the remaining warrants would have expired on September 18, 2004.

In March 2004, Prudential exercised all of its warrants in accordance with the cashless exercise provisions of its warrant agreement. Heritage issued Prudential 68,166 shares of common stock in full settlement of the warrants. Heritage did not incur any additional expense as a result of the exercise of the warrants.

Equity Offering

In December 2003, Heritage completed a secondary public offering of common stock and sold a total of 3,932,736 shares. Net Realty Holding Trust, the largest stockholder of Heritage Property Investment Trust, Inc., exercised its contractual preemptive right and purchased 1,563,558, or approximately 40% of the shares sold in the offering, on the same terms as third parties purchased shares.

131 Dartmouth Street Joint Venture and Lease

In November 1999, Heritage entered into a joint venture with NETT for the acquisition and development of a 365,000 square foot commercial office building at 131 Dartmouth Street, Boston, Massachusetts. This joint venture is owned 94% by NETT and 6% by Heritage. Heritage has issued this interest as part of a management arrangement with the joint venture pursuant to which Heritage manages the building. Heritage has no ongoing capital contribution requirements with respect to this office building, which was completed in 2003. Heritage accounts for its interest in this joint venture using the cost method and Heritage has not expended any amounts on the office building through June 30, 2004.

In February 2004, Heritage entered into an eleven-year lease with its joint venture with NETT for the lease of approximately 31,000 square feet of space at 131 Dartmouth Street and Heritage moved its corporate headquarters to this space during the first quarter of 2004. Under the terms of this lease, which were negotiated on an arms-length basis, Heritage begins paying rent to the joint venture in February 2005.

Boston Office Lease

In 1974, NETT and Net Realty Holding Trust entered into an agreement providing for the lease of 14,400 square feet of space in an office building at 535 Boylston Street to NETT for its Boston offices. Net Realty Holding Trust assigned this lease to Heritage as part of its formation. The current term of this lease expires on June 30, 2005 and under this lease, NETT pays Heritage $648,000 per year in minimum rent.

Contingencies

Legal and Other Claims

We are subject to legal and other claims incurred in the normal course of business. Based on our review and consultation with counsel of those matters known to exist, we do not believe that the ultimate outcome of these claims would materially affect our financial position or results of operations.

Non-Recourse Loan Guarantees

In connection with the Bradley acquisition, Heritage entered into a special securities facility with Prudential Mortgage Capital Corporation (“PMCC”) pursuant to which $244 million of collateralized mortgage-backed securities were issued by a trust created by PMCC. The trust consists of a single mortgage loan due from a subsidiary we created, Heritage SPE LLC, to which Heritage contributed 29 of its properties. This loan is secured by all 29 properties contributed to the borrower.

In connection with the securities financing with PMCC, we entered into several indemnification and guaranty agreements with PMCC under the terms of which we agreed to indemnify PMCC for various bad acts of Heritage SPE LLC and with respect to specified environmental liabilities with respect to the properties contributed by us to Heritage SPE LLC.

We also have agreed to indemnify other mortgage lenders for bad acts and environmental liabilities in connection with other mortgage loans that we have obtained.

Inflation

Inflation has had a minimal impact on the operating performance of our properties. However, many of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions include clauses enabling us to receive payment of additional rent calculated as a percentage of tenants’ gross sales above pre-determined thresholds, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. These escalation clauses often are at fixed rent increases or indexed escalations (based on the consumer price index or other measures). Many of our leases are also for terms of less than ten years, which permits us to seek to increase rents to market rates upon renewal. In addition, most of our leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This reduces our exposure to increases in costs and operating expenses resulting from inflation.

New Accounting Standards and Accounting Changes

In December 2003, the Financial Accounting Standards Board, (“FASB”) issued the Revised FASB Interpretation No. 46, Consolidation of Variable Interest Entities, (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R applies to entities in which the equity investors do not bear the economic risks and rewards of the entity. An enterprise that is involved with another entity generally must assess whether that involvement requires consolidation under FIN 46R. Public companies must apply FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after December 15, 2003. The adoption of FIN 46R did not have a material impact on the results of our operations, financial position, or liquidity.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from adverse changes in market prices, interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we are exposed is interest rate risk, which is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control. Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates.

The following table presents our (including Bradley OP) fixed rate debt obligations, at their carrying values, sorted by maturity date and our variable rate debt obligations sorted by maturity date (in thousands):

	2004(1)	2005	2006	2007	2008	2009+	Total(2)	Weighted Average Interest Rate
Secured Debt:
Fixed rate	$20,892	$44,065	$23,107	$42,462	$18,806	$458,136	$607,468	7.57%
Variable rate	297	611	630	651	671	11,940	14,800	3.11%
Unsecured Debt:
Fixed rate	100,000	—	1,490	—	100,000	200,000	401,490	6.23%
Variable rate	—	191,000	—	—	—	—	191,000	2.78%

Total	$121,189	$235,676	$25,227	$43,113	$119,477	$670,076	$1,214,758	6.33%

(1)	Represents the period from July 1, 2004 through December 31, 2004.
(2)	The aggregate repayment amount of $1,214,758 does not reflect the unamortized mortgage loan premiums totaling $10,428 related to the assumption of eleven mortgage loans with above-market contractual interest rates and the unamortized original issue discount of $1,679 on the April 2004 bond issuance.

If market rates of interest on our variable rate debt outstanding at June 30, 2004 increase by 10%, or 28 basis points, we would expect the additional interest expense on our existing variable rate debt would decrease future earnings and cash flows by $0.6 million annually.

The following table separately presents the variable and fixed rate obligations, at their carrying values, of Bradley OP and its subsidiaries sorted by maturity date (in thousands):

	2004(1)	2005	2006	2007	2008	2009+	Total(2)	Weighted Average Interest Rate
Secured Debt:
Fixed rate	$5,241	$14,063	$11,400	$23,460	$11,397	$61,174	$126,735	7.44%
Variable rate	297	611	630	651	671	11,940	14,800	3.11%
Unsecured Debt:
Fixed rate	100,000	—	1,490	—	100,000	200,000	401,490	6.12%
Variable rate	—	191,000	—	—	—	—	191,000	2.78%

Total	$105,538	$205,674	$13,520	$24,111	$112,068	$273,114	$734,025	5.42%

(1)	Represents the period from July 1, 2004 through December 31, 2004.
(2)	The aggregate repayment amount of $734,025 does not reflect the unamortized mortgage loan premiums totaling $3,953 related to the assumption of four mortgage loans with above-market contractual interest rates.

If market rates of interest on our variable rate debt outstanding at June 30, 2004 increase by 10%, or 28 basis points, we would expect the additional interest expense on our existing variable rate debt would decrease future earnings and cash flows by $0.6 million annually.

We were not a party to any hedging agreements with respect to our floating rate debt as of June 30, 2004. We have in the past used derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designed to hedge. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We do not believe that the interest rate risk represented by our floating rate debt is material as of June 30, 2004 in relation to total assets and our total market capitalization.

MANAGEMENT

Heritage is managed by a Board of Directors and executive officers. Through its wholly owned subsidiary, acting as the sole general partner of Bradley OP, Heritage also manages Bradley OP. Consequently, Bradley OP does not have its own separate directors or executive officers. The information contained in this section reflects information with respect to the directors and executive officers of Heritage.

Pursuant to Heritage’s charter, directors are divided into three classes. Heritage held its annual meeting of stockholders on May 7, 2004. At that time, stockholders voted on the election of directors. At the annual meeting, Joseph L. Barry, Jr., Richard C. Garrison, David W. Laughton and Kevin C. Phelan were elected to serve until the annual meeting of stockholders to be held in 2007 and until their successors are duly elected and qualify.

Directors

Terms Expiring at the 2005 Annual Meeting

Bernard Cammarata, age 64, has been a Director since July 1999. Mr. Cammarata is Chairman of the Board of TJX Companies, Inc., a leading publicly-traded off-price retailer of apparel and home fashions, a position he has held since June 1999. Mr. Cammarata founded TJX Maxx in 1976 and served as its President until 1986. From 1986 to June 1999, Mr. Cammarata was President and Chief Executive Officer of TJX Companies, Inc. Mr. Cammarata is a member of the Compensation Committee of our Board of Directors.

Michael J. Joyce, age 62, has been a Director since June 2004. Mr. Joyce served as Managing Partner for New England of Deloitte & Touche until his retirement in June 2004 and has over 30 years of accounting, auditing, and consulting experience. Mr. Joyce also serves on the board of A.C. Moore Arts & Crafts Inc. and as trustee of Brandywine Realty Trust and is a member of the American Institute for Certified Public Accountants (AICPA). Mr. Joyce is a member of the Audit and Finance Committees of our Board of Directors.

Thomas C. Prendergast, age 54, has served as our Chairman, President and Chief Executive Officer since our formation in July 1999. Prior to that time, from 1980 until July 1999, Mr. Prendergast was President and Chief Executive Officer of our predecessor company, the real estate company formed by NETT in 1970. Mr. Prendergast joined NETT’s real estate company in 1974 as a leasing agent and became Vice President and Director of Leasing in 1978. Mr. Prendergast’s employment agreement with the Company provides that he is to be a Director of the Company. Mr. Prendergast is the brother of Robert Prendergast, our Senior Vice President and Chief Operating Officer.

Terms Expiring at the 2006 Annual Meeting

Kenneth K. Quigley, Jr., age 46, has been a Director since April 2002. Since February 1996, Mr. Quigley has been President of Curry College, a private independent college offering undergraduate and graduate degrees located in Milton, Massachusetts. Prior to that time, Mr. Quigley served on the faculty of Curry College. Mr. Quigley has also previously taught undergraduate and graduate management courses at Suffolk University and Bentley College. Mr. Quigley is a member of the Audit, Compensation, Corporate Compliance, Finance and Nominating and Corporate Governance Committees of our Board of Directors.

Ritchie Reardon, age 52, has been a director since September 2004. Mr. Reardon is President of Teamsters Local 25, of Boston, Massachusetts. Mr. Reardon has been President of Teamsters Local 25 since April 2003. Prior to that time, from December 2000 until April 2003, Mr. Reardon was Secretary-Treasurer of Teamsters Local 25. Before December 2000, Mr. Reardon was Recording Secretary and Business Agent of Teamsters Local 25. Mr. Reardon is a co-trustee of NETT, the parent company of our largest stockholder.

William M. Vaughn III, age 64, has been a Director since our formation in July 1999. On January 1, 2003, Mr. Vaughn became Senior Vice President, Labor Relations of Ahold USA, Inc., the parent company of The Stop & Shop Supermarket Company, a grocery chain headquartered in Massachusetts with 340 stores throughout

Connecticut, Massachusetts, Rhode Island, New Hampshire, New York and New Jersey. Prior to that time, Mr. Vaughn was Executive Vice President, Human Resources of The Stop & Shop Supermarket Company, with whom he had been employed since 1974. Mr. Vaughn is a co-trustee of NETT, the parent company of our largest stockholder. Mr. Vaughn is a member of the Corporate Compliance Committee of our Board of Directors.

Robert J. Watson, age 53, has been a Director since April 2002. Mr. Watson is Chairman, Chief Executive Officer and principal stockholder of LPM Holding Company, a food service conglomerate that services principally the Eastern United States. Mr. Watson has been with LPM Holding Company and its predecessor entity, The Tobin Corporation, since 1988. Mr. Watson also serves on the Board of Directors of Strategic Hotels, Inc. Mr. Watson is a member of the Audit, Compensation, Corporate Compliance, Finance, and Nominating and Corporate Governance Committees of our Board of Directors. Mr. Watson is also the lead independent director on our Board of Directors.

Terms Expiring at the 2007 Annual Meeting

Joseph L. Barry, Jr., age 70, has been a Director since our formation in July 1999. Mr. Barry has served as President of Hallmark Mechanical Corp., a machinery service company, since 1990, and as President of Hallamore Corp., a transportation and rigging company, since 1956. Since 1975, Mr. Barry has served as Chairman of Northeast Concrete Products. Mr. Barry has served as co-chairman of NETT, the parent company of our largest stockholder, since 1978. Mr. Barry is also a director of Bottomline Technologies, Inc., a publicly-traded software company. Mr. Barry is a member of the Finance Committee of our Board of Directors.

Richard C. Garrison, age 56, has been a Director since April 2002. Mr. Garrison is President of Bink Inc., a management consulting firm located in Boston, Massachusetts which he founded in 2001. Prior to that time, Mr. Garrison was Chairman of Holland Mark Edmund Ingalls, a marketing, advertising and public relations firm, which was the product of the merger of two firms in 1999, one of which, Ingalls, Quinn & Johnson, Mr. Garrison was Chairman and Chief Executive Officer from 1981-1999. Mr. Garrison is a member of the Audit and Nominating and Corporate Governance Committees of our Board of Directors.

David W. Laughton, age 55, has been a Director since our formation in July 1999. Mr. Laughton has been Secretary-Treasurer/Principal Officer of the Teamsters Local 633, of Manchester, New Hampshire for more than five years. Mr. Laughton serves as co-chairman of NETT, the parent company of our largest stockholder. Mr. Laughton is a member of the Compensation Committee of our Board of Directors.

Kevin C. Phelan, age 60, has been a Director since April 2002. Mr. Phelan is Executive Vice President and Director of Meredith & Grew, Incorporated, a full-service real estate company headquartered in Boston, Massachusetts, which provides real estate advisory services, counseling and valuation services, brokerage services, finance and capital markets and property and asset management services. Mr. Phelan has been employed with Meredith & Grew since 1978, when he joined the firm to start its finance and capital markets group. Mr. Phelan is also a director of Mellon Private Asset Management, a publicly-traded mutual fund. Mr. Phelan is a member of the Nominating and Corporate Governance and Finance Committees of our Board of Directors.

Board of Directors and Standing Committees

Our Board has determined that each of our current directors, except for Mr. Prendergast, has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and is “independent” within the meaning of our director independence standards, which reflect the New York Stock Exchange (“NYSE”) listing standards for director independence, as currently in effect. Furthermore, our Board has determined that each of the members of each of our Board’s committees has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and is “independent” within the meaning of our director independence standards.

Directors who qualify as “non-management” directors within the meaning of the NYSE rules meet on a regular basis in executive session without management participation. These sessions occur quarterly in conjunction with the regular Board meetings. Robert J. Watson, who has been elected by our Board as lead director, chairs these executive sessions.

Audit Committee

Our Board has established an Audit Committee which, among other things, (i) selects and approves the engagement of independent public accountants, (ii) reviews with the independent public accountants the scope and results of the audit engagement, (iii) approves professional services provided by the independent public accountants, (iv) reviews the independence of the independent public accountants, (v) considers the range of audit and non-audit fees and (vi) reviews the adequacy of our internal accounting controls.

The Audit Committee is presently composed of Kenneth K. Quigley, Jr., who serves as Chairman, Richard C. Garrison, Michael J. Joyce and Robert J. Watson. Messrs. Quigley, Joyce and Watson are “independent” as that term is defined by the SEC and the NYSE rules applicable to Audit Committees. We lease office space at one of our Boston, Massachusetts office buildings to Mr. Garrison. Under this lease, Mr. Garrison pays us approximately $17,000 per year. Although our Board has concluded that this lease does not constitute a material relationship with us and that Mr. Garrison is otherwise independent within our director independence rules, Mr. Garrison does not meet the more stringent independence standards of the NYSE applicable to Audit Committee members.

Mr. Joyce has been designated as our Board’s “Audit Committee financial expert.”

Our Board has adopted a written charter for the Audit Committee, which is available on our website at www.heritagerealty.com.

Compensation Committee

Our Board has established a Compensation Committee to, among other things, (i) review and approve corporate goals and objectives relevant to the compensation of the senior officers, (ii) make recommendations to our Board with respect to incentive-compensation plans and equity-based plans, (iii) conduct an annual review of director compensation, (iv) assist our Board in developing and evaluating potential candidates for executive positions and overseeing the development of executive succession plans, and (v) review and approve employment agreements, severance arrangements and change in control agreements. Our Board has adopted a written charter for the Compensation Committee, which is available on our website at www.heritagerealty.com.

The Compensation Committee is presently composed of independent directors Robert J. Watson, who serves as Chairman, Bernard Cammarata, David W. Laughton and Kenneth K. Quigley, Jr.

Nominating and Corporate Governance Committee

Our Board has also established a Nominating and Corporate Governance Committee, which is responsible for (i) assisting our Board in identifying candidates qualified for membership on our Board, (ii) recommending to our Board the director nominees for the next annual meeting of stockholders, (iii) recruiting those individuals for membership on our Board, (iv) recommending to our Board the director nominees and the chairperson for each committee and the presiding director at the executive sessions of our Board, (v) providing counsel to our Board with respect the corporate governance guidelines to be followed by our Board and management and (vi) assessing the effectiveness of our Board. Our Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website at www.heritagerealty.com.

The Nominating and Corporate Governance Committee is presently composed of independent directors Richard C. Garrison, who serves as Chairman, Kevin C. Phelan, Kenneth K. Quigley, Jr. and Robert J. Watson.

Corporate Compliance Committee

Our Board has also established a Corporate Compliance Committee, which is responsible for establishing company-wide compliance guidelines and procedures.

The Corporate Compliance Committee is presently composed of Kenneth K. Quigley, Jr., who serves as chairman, Kevin C. Phelan, William M. Vaughn, III and Robert J. Watson and two non-voting management advisory representatives, Thomas C. Prendergast, our Chairman, President and Chief Executive Officer, and Stephen H. Faberman, our Vice President, Corporate Counsel, who also serves as our chief compliance officer.

Finance Committee

In February 2004, our Board established a Finance Committee, which is responsible for advising our Board regarding capital markets and other significant transactions.

The Finance Committee is presently composed of Kevin C. Phelan, who serves as Chairman, Joseph L. Barry, Jr., Michael J. Joyce, Kenneth K. Quigley, Jr. and Robert J. Watson.

Codes of Ethics

We have adopted a Code of Ethics for Financial Professionals that applies to our chief executive officer and senior financial officers, including our principal financial and accounting officer and controller within the meaning of the Sarbanes-Oxley Act of 2002, and a Code of Ethics that applies to all employees and directors. These Codes of Ethics are posted on our website at www.heritagerealty.com.

Compensation of Directors

Those of our directors who are also our employees or who are members of the Board of Trustees of NETT are not entitled to compensation for their service as directors. The compensation paid to our other directors is noted below.

Each director entitled to compensation will receive an annual retainer of $30,000. The lead director will receive an additional retainer of $10,000. The chairman of the Audit Committee will receive an additional retainer of $5,000, the chairman of the Compensation Committee will receive an additional retainer of $3,000 and the chairman of the Nominating Committee and the Corporate Governance Committee will receive an additional retainer of $2,000. Directors will also receive $250 for each Board meeting attended, including telephonic meetings, and $1,500 for each Board committee meeting attended, including telephonic meetings.

Under the compensation plan, our Board has eliminated the annual and initial stock option grants previously granted under our prior compensation plan and replaced these stock option grants with an annual grant of 1,000 deferred stock units (“DSUs”). These DSUs are not issued until the director ceases to be on our Board, at which time an equivalent number of shares of our common stock will be issued. Prior to that time, we will maintain an account for each director indicating the number of DSUs, together with accrued dividends, which will be paid in additional DSUs. For example, a director who serves for five years would ultimately be credited with 5,000 DSUs. In addition, dividends would accrue (but not be paid) on each 1,000 unit annual grant. Upon leaving our Board, that director would be issued 5,000 shares of common stock (1 share for each DSU) and all accrued dividends.

Directors may elect to receive their compensation (other than DSUs) in the form of cash, shares of our common stock or additional DSUs.

Executive Compensation

Executive Officers

Thomas C. Prendergast, age 54, has served as our Chairman, President and Chief Executive Officer since our formation in July 1999. Prior to that time, from 1980 until July 1999, Mr. Prendergast was President and Chief Executive Officer of our predecessor company, the real estate company formed by NETT in 1970. Mr. Prendergast joined NETT’s real estate company in 1974 as a leasing agent and became Vice President and

Director of Leasing in 1978. Mr. Prendergast is the brother of Robert G. Prendergast, our Senior Vice President, Chief Operating Officer.

David G. Gaw, age 53, became our Senior Vice President, Chief Financial Officer and Treasurer in April 2001. Mr. Gaw oversees our accounting, capital markets, control, financial management and information systems departments. Mr. Gaw was previously Senior Vice President and Chief Financial Officer of Boston Properties, Inc., a publicly-traded office REIT. He joined Boston Properties in 1982 and was responsible for its financial operations until October 2000, including administering Boston Properties’ financing and banking relationships.

Robert G. Prendergast, age 44, became our Senior Vice President, Chief Operating Officer in June 2004 and, in that capacity, oversees our day-to-day operations. Prior to that time, beginning in October 1999, Mr. Prendergast was our Vice President, Property Management and Construction and oversaw our development, construction and property management activities. Previously, he was an Asset Manager for Urban Retail Properties/Overseas Management, Inc., a publicly traded retail REIT in Chicago, from 1990 until July 1999. Mr. Prendergast has over 18 years experience in the management and construction of retail properties. Mr. Prendergast is the brother of Thomas Prendergast, our President and Chief Executive Officer.

Bruce A. Anderson, age 54, became our Vice President, Acquisitions in April 2002. Mr. Anderson oversees our acquisition and disposition activities. Prior to that time, Mr. Anderson was Senior Vice President of Acquisitions and Development of Konover Property Trust, Inc., a publicly traded community shopping center REIT in Raleigh, North Carolina from 1997 until March 2001. While at Konover, Mr. Anderson was responsible for all shopping center acquisitions, property sales and retail development and re-development.

Stephen H. Faberman, Esq., age 35, became our Vice President, Corporate Counsel in October 2003. Mr. Faberman oversees our legal work relating to corporate compliance, corporate governance and securities law compliance. Prior to that time, Mr. Faberman was a corporate and securities partner with Bingham McCutchen LLP, a national law firm with principal offices in Boston, Massachusetts. While at Bingham, Mr. Faberman’s practice areas included corporate and securities law and mergers and acquisitions. Mr. Faberman joined Bingham as an associate in January 1996 and became a partner in January 2002.

Patrick H. O’Sullivan, age 36, has been our Vice President, Finance & Accounting since our formation in July 1999. Mr. O’Sullivan oversees our financial reporting, treasury, cash management, budgeting, property accounting and tax compliance activities and also provides transaction support with respect to capital markets transactions. Prior to that time, he was Director of Finance at NETT’s real estate company, which he joined in 1998. Previously, from 1990 to 1998, he was at KPMG Peat Marwick LLP (n/k/a KPMG LLP), where he was a senior manager from 1996 to 1998.

Barry Rodenstein, age 44, became our Vice President, Leasing in July 2001. Mr. Rodenstein oversees all aspects of our leasing operations. Prior to that time, Mr. Rodenstein was with Trammell Crow Company, a nationwide real estate company, with whom he was employed from 1988 until 2001. While at Trammell Crow Company, he was responsible for overseeing its New England Retail Services Division.

David Sweetser, age 49, became our Vice President, Business Development in February 2004. In June 2004, Mr. Sweetser also became responsible for our property management, development and construction activities. Prior to that time, from August 2002 until November 2003, Mr. Sweetser was Director of Leasing at Eastern Development, Inc., where his responsibilities included retail leasing. From April 2000 until May 2002, Mr. Sweetser was President of GovConnect, Inc., a subsidiary of Renaissance Worldwide, Inc. Prior to that time, Mr. Sweetser was Vice President, Real Estate at National Amusements, Inc.

Louis C. Zicht, Esq., age 55, has served as our Vice President and General Counsel since our formation in July 1999. Mr. Zicht oversees our legal work relating to acquisitions, dispositions, development, leasing and litigation. Prior to that time, he was General Counsel of NETT’s real estate company, which he joined in 1974. He has over 27 years of experience overseeing all legal aspects of our (and our predecessor’s) acquisitions, dispositions, litigation and all major lease transactions.

Compensation Tables

The following table sets forth the compensation paid or accrued in 2003, to our Chief Executive Officer, our four other most highly compensated executive officers and Gary Widett, our former Senior Vice President and Chief Operating Officer.

Summary Compensation Table

			Annual Compensation			Long-Term Compensation Awards
	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Securities Underlying Options (#)(1)	Restricted Stock Awards ($)(1)(3)	All Other Compensation ($)
Thomas Prendergast	2003	$585,000	$936,000	$18,333	140,000	$5,272,200	$1,099,035	(4)
President and Chief	2002	585,000	936,000	2,456,279	390,000	4,299,600	1,138,100	(5)
Executive Officer	2001	500,000	500,000	1,000,800	140,000	1,500,000	718,793	(6)

David Gaw(7)	2003	280,000	280,000	—	60,000	695,580	14,000	(8)
Senior Vice President and	2002	250,000	200,000	—	110,000	577,540	14,000	(9)
Chief Financial Officer	2001	250,000	200,000	—	90,000	350,000	3,500	(10)

Barry Rodenstein(11)	2003	240,000	144,000	—	30,000	200,520	15,800	(12)
Vice President, Leasing	2002	200,000	120,000	—	40,000	145,450	12,600	(13)
	2001	200,000	80,000	—	40,000	75,000	2,200	(14)

Robert Prendergast(15)	2003	220,000	132,000	—	30,000	200,520	13,401	(16)
Vice President,	2002	200,000	120,000	—	50,000	169,810	13,148	(17)
Property Management	2001	200,000	120,000	—	30,000	100,000	12,679	(18)
and Construction

Bruce Anderson(19)	2003	185,000	111,000	—	15,000	113,880	4,800	(20)
Vice President,	2002	185,000	50,000	—	20,000	24,360	2,800	(21)
Acquisitions

Former Executive Officer	2003	228,462	—	—	—	—	1,730,486	(23)
Gary Widett(22)	2002	300,000	240,000	105,537	130,000	911,480	201,542	(24)
Senior Vice President	2001	300,000	240,000	59,376	80,000	450,000	147,033	(25)
and Chief Operating
Officer

(1)	Cash and non-cash bonuses, option grants and restricted share grants are reported in the year in which the compensation service was performed, even if the bonuses, options grants or restricted shares were paid, granted or issued in a subsequent year.
(2)	Represents amounts reimbursed by us with respect to the payment of taxes on behalf of these individuals in connection with the issuance of shares of common stock to these individuals in 2001 and 2002 and with respect to insurance premiums paid on their behalf during 2001, 2002 and 2003.
(3)

Represents the dollar value of restricted stock awards, calculated by multiplying the fair market value of Heritage common stock on the date of grant (which, for 2001, was $25.00 per share and which, for 2002 and 2003, was the closing market price of Heritage common stock on the date of grant) by the number of shares awarded. This valuation does not take into account the diminution in value attributable to the restrictions applicable to the shares. With respect to the 2001 restricted stock awards, all contractual restrictions on transfer and forfeiture provisions terminated upon completion of Heritage’s initial public offering in April 2002. With respect to the 2002 and 2003 restricted stock awards, the contractual restrictions on transfer and forfeiture provisions lapse ratably over periods ranging from one to five years.

In the event of a change in control, under the terms of the restricted share agreements, all unvested restricted share awards would become immediately vested. These shares are forfeitable to us upon termination of employment and are subject to restrictions on transfer. Upon grant, the recipient has full voting and dividend rights with respect to all shares granted

As of December 31, 2003, each of the executive officers named in the summary compensation table (other than Mr. Widett) held the following aggregate number of shares of restricted common stock—

Name	Total Number of Restricted Shares Held	Value at December 31, 2003
Thomas C. Prendergast	180,000	$5,121,000
David G. Gaw	24,000	682,800
Barry Rodenstein	6,000	170,700
Robert Prendergast	7,000	199,150
Bruce Anderson	1,000	28,450

The foregoing table does not include shares of restricted stock issued in February 2004 relating to 2003 performance shown in the summary compensation table above. In addition, on March 1, 2004, the forfeiture provisions and transfer restrictions with respect to 140,000 restricted shares issued to Mr. Thomas Prendergast, 14,667 restricted shares issued to Mr. Gaw, 2,667 restricted shares issued to Mr. Rodenstein, 3,000 restricted shares issued to Mr. Robert Prendergast and 333 restricted shares issued to Mr. Anderson and reflected in the table above terminated.

(4)	Includes for 2003 (a) $26,442 in insurance premiums paid by us for a life insurance policy in favor of Mr. Prendergast, (b) $8,000 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf, (c) $7,963 in compensation associated with a company car provided on Mr. Prendergast’s behalf, (d) $10,000 in financial planning and other service fees paid on Mr. Prendergast’s behalf and (e) $1,046,631 accrued by us under the supplemental executive retirement plan, or SERP, we established for Mr. Prendergast’s benefit.
(5)	Includes for 2002 (a) $28,175 in insurance premiums paid by us for a life insurance policy in favor of Mr. Prendergast, (b) $8,000 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf, (c) $6,658 in compensation associated with a company car provided on Mr. Prendergast’s behalf, (d) $10,000 in financial planning and other service fees paid on Mr. Prendergast’s behalf and (e) $1,085,267 accrued by us under the supplemental executive retirement plan, or SERP, we established for Mr. Prendergast’s benefit.
(6)	Includes for 2001 (a) $28,175 in insurance premiums paid by us for a life insurance policy in favor of Mr. Prendergast, (b) $6,800 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf, (c) $6,155 in compensation associated with a company car provided on Mr. Prendergast’s behalf, (d) $10,000 in financial planning and other service fees paid on Mr. Prendergast’s behalf and (e) $667,663 accrued by us under the supplemental executive retirement plan, or SERP, we established for Mr. Prendergast’s benefit.
(7)	Mr. Gaw became our Senior Vice President, Chief Financial Officer and Treasurer in April 2001.
(8)	Includes for 2003 (a) $6,000 in auto expenses paid on Mr. Gaw’s behalf and (b) $8,000 in contributions made to our 401(k) Plan on Mr. Gaw’s behalf.
(9)	Includes for 2002 (a) $6,000 in auto expenses paid on Mr. Gaw’s behalf and (b) $8,000 in contributions made to our 401(k) Plan on Mr. Gaw’s behalf.
(10)	Represents $3,500 in auto expenses paid on Mr. Gaw’s behalf in 2001.
(11)	Mr. Rodenstein became our Vice President, Leasing in July 2001.
(12)	Includes for 2003 (a) $7,800 in auto expenses paid on Mr. Rodenstein’s behalf and (b) $8,000 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf.
(13)	Includes for 2002 (a) $4,600 in auto expenses paid on Mr. Rodenstein’s behalf and (b) $8,000 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf.
(14)	Represents auto expenses paid on Mr. Rodenstein’s behalf in 2001.

(15)	Mr. Prendergast became Senior Vice President, Chief Operating Officer in June 2004.
(16)	Includes for 2003 (a) $5,401 in compensation associated with a company car provided on Mr. Prendergast’s behalf and (b) $8,000 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf.
(17)	Includes for 2002 (a) $5,148 in compensation associated with a company car provided on Mr. Prendergast’s behalf and (b) $8,000 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf.
(18)	Includes for 2001 (a) $5,879 in compensation associated with a company car provided on Mr. Prendergast’s behalf and (b) $6,800 in contributions made to our 401(k) Plan on Mr. Prendergast’s behalf.
(19)	Mr. Anderson became our Vice President, Acquisitions in April 2002.
(20)	Includes 4,800 in compensation associated with a company car provided on Mr. Anderson’s behalf.
(21)	Includes 2,800 in compensation associated with a company car provided on Mr. Anderson’s behalf.
(22)	Mr. Widett was our Senior Vice President and Chief Operating Officer until June 2003. In connection with his termination of employment, Mr. Widett and the Company entered into a separation agreement providing for his continued receipt of salary and bonus for eighteen months following September 2003.
(23)	Includes for 2003 the following amounts pursuant to his separation agreement: (a) $5,000 paid to Mr. Widett in lieu of outplacement services, (b) $8,000 in contributions made to our 401(k) Plan on Mr. Widett’s behalf, (c) $3,300 in compensation associated with a company car provided on Mr. Widett’s behalf, (d) $925,680 relating to the acceleration of shares of restricted stock previously granted to Mr. Widett, (e) $534,674 paid to Mr. Widett as salary continuation, (f) $25,385 paid to Mr. Widett as unused vacation, and (g) $228,447 accrued by us under the SERP we established for Mr. Widett’s benefit.
(24)	Includes for 2002 (a) $11,826 in insurance premiums paid by us for a life insurance policy in favor of Mr. Widett, (b) $8,000 in contributions made to our 401(k) Plan on Mr. Widett’s behalf, (c) $3,440 in compensation associated with a company car provided on Mr. Widett’s behalf, and (d) $178,276 accrued by us under the SERP we established for Mr. Widett’s benefit.
(25)	Includes for 2001 (a) $11,826 in insurance premiums paid by us for a life insurance policy in favor of Mr. Widett, (b) $6,800 in contributions made to our 401(k) Plan on Mr. Widett’s behalf, (c) $4,012 in compensation associated with a company car provided on Mr. Widett’s behalf, and (d) $124,395 accrued by us under the SERP we established for Mr. Widett’s benefit.

Supplemental Executive Retirement Plan

Effective January 2000, we adopted a non-qualified supplemental executive retirement plan, or SERP. Thomas Prendergast is eligible to participate in the SERP as part of his total compensation package. Benefits payable under the SERP are based upon a percentage of each participant’s average annual cash compensation, consisting of base salary and cash bonus for the three calendar years of the last ten years of his employment with us and our predecessor, NETT’s real estate company, which produce the highest average amount (or the annualized average of that compensation for the participant’s actual period of employment, if less than three calendar years). Participants may begin to receive payments under the SERP following their Normal Retirement Date (NRD). The NRD is the 60th birthday in the case of Mr. Prendergast. Benefits under the SERP will terminate upon the participant’s death but not before the tenth anniversary of the participant’s retirement. At the election of the participant, made not later than 30 days after termination of employment, payment of the SERP benefit which has vested with respect to that participant will commence at any time selected by the participant after he has terminated employment with us. If the election to receive that SERP benefit is made prior to the participant’s NRD, the SERP payment will be actuarially reduced.

Under Mr. Prendergast’s employment agreement, the SERP benefit to which he is entitled will be equal to 50% of his highest three-year average annual compensation of the last ten years, subject to reduction under certain circumstances. Benefits earned under the SERP vested 50% upon adoption of the SERP and

Mr. Prendergast becomes additionally vested at 6.25% per year as of the end of each calendar year commencing December 31, 1999 that he continues to be our employee. Mr. Prendergast will become 100% vested in his SERP upon the effective date of a change of control.

The following table shows estimated annual retirement benefits payable to Mr. Thomas Prendergast in the SERP on a straight life annuity basis upon retirement in specified years of continuous service and remuneration classes. Amounts are inclusive of any benefits to be provided from the Company’s contribution to Mr. Thomas Prendergast’s 401(k) Plan.

	Service (in years)
Average Annual Compensation	3	5	10 or More
$ 250,000	$29,256	54,256	116,756
500,000	66,756	116,756	241,756
750,000	104,256	179,256	366,756
1,000,000	141,756	241,756	491,756
1,250,000	179,256	304,256	616,756
1,500,000	216,756	366,756	741,756
1,750,000	254,256	429,256	866,756
2,000,000	291,756	491,756	991,756
2,250,000	329,256	554,256	1,116,756
2,500,000	366,756	616,756	1,241,756

Amounts are payable for life with a guaranteed period of ten years commencing at age the later of retirement or age 60.

Prior to his termination of employment in June 2003, Gary Widett, former Senior Vice President and Chief Operating Officer of Heritage, also participated in the SERP. As a result of his termination of employment, Mr. Widett ceased to accrue any additional benefits under the SERP. In May 2004, Heritage entered into a written agreement with Mr. Widett pursuant to which Heritage paid Mr. Widett $576,000 in full settlement of his SERP benefit.

Stock Option Grants

The following table contains information concerning options granted relating to 2003 performance to each of the executive officers named in the summary compensation table.

Option Grants

Name	Individual Grants		Exercise Price Per Share(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees for 2003(1)			5%	10%
Thomas Prendergast	140,000	25.94%	$28.47	February 2014	$2,506,648	$6,352,339
David Gaw	60,000	11.12%	28.47	February 2014	1,074,278	2,722,431
Barry Rodenstein	30,000	5.56%	28.47	February 2014	537,139	1,361,215
Robert Prendergast	30,000	5.56%	28.47	February 2014	537,139	1,361,215
Bruce Anderson	15,000	2.78%	28.47	February 2014	268,569	680,608

(1)	Based on a total of 539,654 options to purchase shares of common stock related to 2003 performance.
(2)	The options with an exercise price of $28.47 per share were granted in February 2004 at an exercise price equal to the closing price of the common stock proximate to the date of grant.

(3)	The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. It is calculated assuming that the fair market value of our common stock on the date of the grant was equal to the option exercise price, that the value of the option appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and the shares of common stock sold on the last day of its term for the appreciated stock price.

Option Exercises and Holdings

The following table contains information as of March 12, 2004 concerning option exercises and option holdings with respect to each of the executive officers named in the summary compensation table.

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Shares Underlying Unexercised Options		Option Values Value of Unexercised In-the-Money Options(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas Prendergast	—	—	736,667	433,333	$2,571,368	$1,071,733
David Gaw	—	—	120,000	140,000	426,800	301,600
Barry Rodenstein	—	—	52,000	58,000	185,800	109,400
Robert Prendergast	30,000	151,500	52,333	66,667	180,549	137,167
Bruce Anderson	6,667	34,414	—	28,333	—	48,133

(1)	Represents the difference between the closing price of the stock on the date of exercise and the exercise price of the stock options.
(2)	Represents the difference between the closing price of the stock on December 31, 2003 ($28.45) and the exercise price of the stock options.

Employment Agreements

Mr. Thomas C. Prendergast, our Chairman, President and Chief Executive Officer, has an employment agreement with us, which provides for a five-year term expiring in April 2007. Under his employment agreement, which was amended in July 2002, Mr. Prendergast receives an annual base salary of $585,000 and he is eligible for an incentive bonus based on performance objectives as established by our Compensation Committee. The threshold bonus amount may not be less than 40% of Mr. Prendergast’s base salary and the maximum bonus amount payable to Mr. Prendergast is 160% of his base salary.

In January 2000, Mr. Prendergast received an initial stock option grant of 400,000 shares and 75,000 shares of restricted stock under his employment agreement.

In July 2002, as part of the amendment to Mr. Prendergast’s employment agreement, the Board of Directors approved the issuance over five years of an aggregate of up to 775,000 shares of restricted stock with no exercise price to members of our senior management, including Mr. Thomas Prendergast. We issued the first installment of 155,000 shares in July 2002, of which, Mr. Prendergast received 120,000 shares. These shares were subject to risk of forfeiture and transfer restrictions, which terminated on March 1, 2003.

In March 2003, the second installment of 155,000 shares was issued, of which, Mr. Prendergast received 120,000 shares. Upon issuance, these shares were subject to risk of forfeiture and transfer restrictions, which terminated in March 2004. In March 2004, the third installment was issued, of which, Mr. Prendergast received 120,000 shares. Upon issuance, these shares are subject to risk of forfeiture and transfer restrictions, which will terminate in March 2005, subject to continued employment. The remaining installments of these special share grants are expected to be issued ratably over a two-year period beginning in 2005, subject to the satisfaction of certain performance milestones and other conditions during the two-year period. Upon issuance, the remaining installments will also be subject to risk of forfeiture and transfer restrictions, which will terminate upon the first anniversary of the date of each installment, subject to continued employment.

Mr. Prendergast is also eligible to receive an annual stock option award of up to 140,000 options and an annual performance share award of up to 60,000 shares under our equity incentive plan based upon the achievement of management and performance objectives established by our Compensation Committee. Mr. Prendergast also participates in our employee benefit plans on a basis consistent with other executives of our company. As required by his employment agreement, we have established a supplemental executive retirement plan, or SERP, for Mr. Prendergast’s benefit. We have also agreed to reimburse Mr. Prendergast for certain business, legal and tax preparation and financial planning expenses.

Mr. Prendergast’s employment may be terminated by us for “cause” in the event of:

•	the conviction of Mr. Prendergast of a felony,

•	the willful breach of duty of loyalty by Mr. Prendergast which is materially detrimental to us,

•	the willful failure of Mr. Prendergast to perform his duties or to follow the directives of our Board, or

•	the gross negligence or willful misconduct of Mr. Prendergast in the performance of his duties.

Mr. Prendergast may terminate his employment for “good reason,” which includes:

•	a removal from or failure to re-elect Mr. Prendergast as President, Chief Executive Officer or a director of our company,

•	the assignment to Mr. Prendergast of duties, responsibilities or reporting requirements inconsistent with his positions as President and Chief Executive Officer or director,

•	a reduction in Mr. Prendergast’s base salary,

•	our failure to maintain our incentive plans,

•	except as required by law, a material diminution in Mr. Prendergast’s fringe benefits,

•	the requirement by us that our principal place of business be changed to a location outside the greater Boston area, or

•	any breach by us of his employment agreement.

If Mr. Prendergast’s employment is terminated without cause, for good reason or because of any disability, we must pay Mr. Prendergast his base salary for the longer of 12 months after the termination or the expiration of the term of the employment agreement. We must also pay him a portion of his incentive bonus. In addition, the SERP benefit, any restricted shares, annual performance shares and stock options granted to Mr. Prendergast under our incentive plan will immediately vest. Mr. Prendergast will also be allowed to participate in our benefit plans during his severance period. If Mr. Prendergast’s employment is terminated for cause, without good reason or because of death, Mr. Prendergast is entitled to his base salary through the date of termination. If Mr. Prendergast’s employment terminates as a result of the completion of the term, we are required to pay Mr. Prendergast his base salary for 12 months after the date of termination.

In the event of a change in control of our company during the term of Mr. Prendergast’s employment agreement when the remainder of the term is less than three years, the term of Mr. Prendergast’s employment agreement automatically extends for an additional three years. In addition, upon a change of control, the SERP benefit, any restricted shares, annual performance shares and stock options granted to Mr. Prendergast under our equity incentive plan will immediately vest. In addition, to the extent that payments or benefits under Mr. Prendergast’s employment agreement or other benefit plan will result in application of federal excise taxes on “excess parachute payments,” we have agreed to provide a gross up payment to offset the excise tax liability.

Mr. Prendergast’s employment agreement prohibits Mr. Prendergast while he is employed with us and for one year after a termination of employment for cause or without good reason, from engaging, directly or indirectly, in any business in competition with us or employing or soliciting the employment of any individual employed by us at any time while Mr. Prendergast was also employed with us.

Mr. Prendergast also has received tax offset payments from us under his employment agreement. The purpose of these payments is to reimburse Mr. Prendergast for the amount of applicable taxes such as federal, state, local and Medicare taxes he incurs with respect to his exercise of options and the grant, vesting or payment of any awards covered by his employment agreement. Mr. Prendergast has waived his right to receive any tax offset payments in connection with certain grants of stock options made in 2002 and the restricted share awards described in the third and fourth paragraphs of this section.

Change in Control/Severance Agreements

We have entered into Change in Control/Severance Agreements with each of Messrs. Anderson, Faberman, Gaw, O’Sullivan, Robert Prendergast, Rodenstein, Sweetser and Zicht. These Change in Control/Severance Agreements provide for severance to be paid to each of these officers in the event that their employment is terminated by us other than for “cause” or by these individuals for “good reason,” including following a change in control. In the event that the employment of any of these individuals is terminated under these circumstances following a change in control, Mr. Gaw is entitled to receive severance pay equal to two times and the other officers are entitled to one time the sum of their base salary as of the date of termination and their average cash bonus for each of the three most recently completed fiscal years. In the event that the employment of any of these individuals is terminated under these circumstances other than in connection with a change of control, these individuals are entitled to receive severance pay equal to the sum of their base salary as of the date of termination and their average cash bonus for each of the three most recently completed fiscal years.

In addition, under our equity incentive plan, upon a termination of employment in these circumstances, following a change in control, any restricted shares, annual performance shares and stock options granted to these individuals under our equity incentive plan will immediately vest and all restrictions on these shares will terminate. Under these agreements, these individuals are also entitled to receive a payment for benefits forfeited under our retirement plans as a result of the termination of their employment. These individuals are also entitled to receive tax offset payments from us to reimburse these individuals for the amount of excise taxes that may be incurred by these individuals in connection with the payment of the severance under these agreements and any other arrangements between these individuals and us. These agreements also contain confidentiality and noncompete provisions. Except as noted above, each of these agreements is substantially identical.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Watson, Cammarata, Laughton and Quigley. There are no Compensation Committee interlocks and no member of the Compensation Committee serves, or has in the past served, as an employee or officer of Heritage. Mr. Cammarata is Chairman of the Board of TJX Companies, Inc., our largest tenant, and was President and Chief Executive Officer of TJX until June 1999.

Certain Relationships and Related Transactions

Transactions with Net Realty Holding Trust and Affiliates

Boston Office Lease

One of the properties which was contributed to us by Net Realty Holding Trust at the time of our formation in July 1999 was our former headquarters building at 535 Boylston Street, Boston, Massachusetts. In 1974, NETT and Net Realty Holding Trust entered into a lease providing for the lease of 14,400 square feet of space in this office building to NETT for its Boston offices. This lease was assigned by Net Realty Holding Trust to us as part of our formation. The current term of this lease expires on March 31, 2005 and under this lease, NETT pays us $648,000 per year in rent.

131 Dartmouth Street Joint Venture

In November 1999, we entered into a joint venture with NETT for the acquisition and development of a 365,000 square foot commercial office building at 131 Dartmouth Street, Boston, Massachusetts. This joint venture is owned 94% by NETT and 6% by us. We were issued this interest as part of a management arrangement with the joint venture pursuant to which we will manage the building. We have no ongoing capital contribution requirements with respect to this office building, which was completed in January 2003.

In February 2004, we entered into an eleven-year lease with our joint venture with NETT for the lease of approximately 31,000 square feet of space and we moved our corporate headquarters to this space during the first quarter of 2004. Under the terms of this lease, which were negotiated on an arms-length basis, we begin to pay rent in February 2005.

Stockholders Agreement with Net Realty Holding Trust

Amended Stockholders Agreement

In connection with our initial public offering in April 2002, we and Net Realty Holding Trust entered into an amended stockholders agreement governing our relationship with Net Realty Holding Trust after the offering. This agreement eliminated all prior terms of our then existing stockholders agreement and provides for the following new terms—

Election of Directors

•	We agreed that as long as Net Realty Holding Trust owns at least 25% of the outstanding shares of our common stock, Net Realty Holding Trust has the right to designate for nomination four members of our Board of Directors. If Net Realty Holding Trust’s ownership percentage in our common stock is reduced to less than 25% but remains in excess of 10% of our common stock, two of Net Realty Holding Trust’s designees will be required to resign from our Board of Directors. If Net Realty Holding Trust’s ownership percentage in our common stock is reduced to less than 10%, Net Realty Holding Trust will no longer have the right to designate for nomination any of our directors.

•	Net Realty Holding Trust agreed that it will not seek any additional representation on our Board of Directors. In addition, except at our request, and subject to its fiduciary duties under applicable law, Net Realty Holding Trust has agreed that it will not seek to change the size or composition of our Board of Directors.

Additional Equity and Preemptive Rights

•	Net Realty Holding Trust agreed that it will not, directly or indirectly, acquire any additional shares of stock if that acquisition would result in an increase in Net Realty Holding Trust’s ownership percentage of our stock.

•	We granted to Net Realty Holding Trust a preemptive right to maintain its ownership percentage of our stock by purchasing any shares of our stock offered to third parties on the same terms and conditions as are offered to those third parties. This preemptive right does not apply to some limited issuances, including in connection with the exercise of stock options and other rights under our incentive plan, issuances of units of limited partnership interests by our operating partnerships and issuances of equity in connection with acquisition or merger transactions. In addition, the preemptive right does not apply if the exercise of this right would jeopardize our status as a REIT. In December 2003, we completed a secondary public offering of our common stock and sold a total of 3,932,736 shares. Net Realty Holding Trust exercised its contractual preemptive right and purchased approximately 40% of the shares we sold in the offering on the same terms as third parties purchased shares.

Registration Rights

•	Net Realty Holding Trust has demand and piggyback registration rights with respect to their shares of our common stock. These registration rights are subject to customary cut-back and lock-out restrictions.

Other Transactions

In July 1999, Bernard Cammarata became a member of our Board of Directors. Mr. Cammarata is Chairman of the Board of TJX Companies, Inc., our largest tenant, and was President and Chief Executive Officer of TJX until June 1999. We received annualized base rent from the TJX Companies of $12.6 million in 2003, which represented approximately 5.2% of our total annualized base rent for all leases in which tenants were in occupancy at June 30, 2004. TJX pays us rent in accordance with 46 written leases at our properties.

In April 2002, Richard Garrison became a member of our Board of Directors. We lease space to Mr. Garrison at one of our Boston office buildings. Under this lease, we lease Mr. Garrison 1,000 square feet and he pays us approximately $17,000 per year.

In October 2003, Stephen Faberman became our Vice President, Corporate Counsel. Prior to that time, from January 2002 until October 2003, Mr. Faberman was a partner in the law firm, Bingham McCutchen LLP, Boston, Massachusetts. Bingham McCutchen LLP has provided legal services to us since its formation in July 1999. In 2003, we paid Bingham McCutchen LLP approximately $800,000 in fees in connection with corporate, finance, litigation, real estate and securities legal advice provided to us.

We believe that each of these transactions was entered into by us on terms no less favorable to us than those that could be obtained from unrelated third parties.

Security Ownership of Certain Beneficial Owners

Partnership interests in Bradley OP are represented by units, of which there are general partner units (“GP Units”), all of which are held by our subsidiary as the sole general partner, and limited partner units (“LP Units”). Information known to Bradley OP with respect to beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of more than 5% of the outstanding GP Units and LP Units as of the date of this document follows:

Class	Beneficial Owner	No. of Units Beneficially Owned	Percentage of Class	Percentage of All Units
GP Units	Heritage-Austen Acquisition, Inc. 131 Dartmouth Street Boston, MA 02116	32,560,627	100%	95%

LP Units	Heritage Property Investment Trust, Inc. 131 Dartmouth Street Boston, MA 02116	1,219,782	78%	4%

Security Ownership of Management

Bradley OP is managed by our wholly owned subsidiary as the general partner of Bradley OP. No director or executive officer of Heritage or our subsidiary personally owns any GP Units or LP Units of Bradley OP.

Recent Sales of Unregistered Securities

On April 1, 2004, Heritage completed the issuance and sale of $200 million principal amount of unsecured 5.125% notes due April 15, 2014. Bradley OP and Heritage OP guaranteed these notes. These notes were issued pursuant to the terms of an indenture Heritage entered into with LaSalle National Bank, as trustee. These notes and guarantees were sold to qualified institutional investors in the United States under Rule 144A under the Securities Act and to certain institutional investors outside of the United States under Regulation S under the Securities Act.

During the past three years, Bradley OP has issued units of limited partnership interest either in private placements in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 or in exempt transactions under Section 3(a)(9) of the Securities Act, in the amounts and for the consideration set forth below:

On May 15, 2002, Bradley OP issued 314,071 common units as additional consideration to contributors of real estate property, all of whom were “accredited investors.”

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On April 1, 2004, we issued $200,000,000 aggregate principal amount of old notes to the initial purchasers in a transaction not registered under the Securities Act. The sale of the old notes was made in reliance on an exemption from registration under the Securities Act. The initial purchasers then sold the old notes to qualified institutional buyers under Rule 144A of the Securities Act. Because the old notes were sold pursuant to exemptions from registration, the old notes are subject to transfer restrictions.

In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers that requires us to:

•	file with the SEC a registration statement under the Securities Act covering the exchange notes;

•	use our best efforts to cause the registration statement to become effective under the Securities Act; and

•	complete the exchange offer upon effectiveness of the registration statement.

A copy of the registration rights agreement with the initial purchasers has been filed with the SEC as Exhibit 4.11 to our registration statement. Any discussion of the terms of the registration rights agreement is qualified in its entirety by reference to the complete agreement.

Following the completion of the exchange offer, holders of the old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the old notes may be adversely affected.

We will issue the notes in fully registered form in denominations of $1,000 and integral multiples thereof. The trustee will initially act as paying agent and registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the registrar. We may change any paying agent and registrar without notice to holders of the notes (the “Holders”). We will pay principal (and premium, if any) on the notes at the corporate office of LaSalle Bank, as trustee under the indenture, in New York, New York. At our option, interest may be paid at the trustee’s corporate trust office or by check mailed to the registered address of Holders.

Resale of Exchange Notes

Based on existing interpretations of the Securities Act by the staff of the SEC described in several no-action letters to third parties, we believe that, subject to the exceptions set forth below, the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

Broker-dealers that are receiving exchange notes for their own account must have acquired the old notes as a result of market-making or other trading activities in order to participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be admitting that it is an “underwriter” within the meaning of the Securities Act. We are required to allow broker-dealers to use this prospectus following the exchange offer in connection with the resale of exchange notes received in exchange for old notes acquired by broker-dealers for their own account as a result of market-making or other trading activities. If required by applicable securities laws, we will, upon written request, make this prospectus available to any broker-dealer for use in connection with a resale of exchange notes for a period of 180 days after the consummation of the exchange offer. See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions stated in this prospectus and in the letter of transmittal, we will accept all old notes validly tendered by you and not withdrawn before 5:00 p.m. New York City time on the expiration date. After authentication of the exchange notes by the trustee or an authenticating agent, we will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The terms of the exchange notes are identical in all respects to the terms of the old notes except that the exchange notes have been registered under the Securities Act and will not bear legends restricting transfer. The exchange notes will evidence the same debt as the old notes and will be issued under and entitled to the benefits of the same indenture.

As of the date of this prospectus, $200,000,000 aggregate principal amount of the old notes was outstanding.

By tendering your old notes for exchange notes in the exchange offer and signing or agreeing to be bound by the letter of transmittal, you will represent to us that:

•	you will acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	you are not an “affiliate,” as defined under Rule 405 of the Securities Act, of ours.

This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of the old notes. There will be no fixed record date for determining registered holders of old notes entitled to participation in the exchange offer.

We intend to conduct the exchange offer as required by the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable. Rule 14e-1 describes unlawful tender practices under the Exchange Act. This section requires us, among other things:

•	to hold our exchange offer open for at least 20 business days;

•	to give 10 days notice of any change in certain terms of this offer; and

•	to issue a press release in the event of an extension of the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered.

We will be considered to have accepted old notes tendered according to the procedures in this prospectus when, as and if we have given oral or written notice of acceptance to the exchange agent. See “—Exchange Agent.” The exchange agent will act as agent for the tendering holders of the old notes for the purpose of receiving exchange notes from us and delivering exchange notes to those holders.

If any tendered old notes are not accepted for exchange because of an invalid tender or the occurrence of other events described in this prospectus, certificates for these unaccepted old notes will be returned, at our cost, to the tendering holder of the old notes or, in the case of old notes tendered by book-entry transfer, into the holder’s account at DTC according to the procedures described below, as soon as practicable after the expiration date.

If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes related to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See “—Solicitation of Tenders; Fees and Expenses.”

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on October 18, 2004.

We expressly reserve the right, in our sole discretion:

•	to delay acceptance of any old notes or to terminate the exchange offer and to refuse to accept old notes not previously accepted, if any of the conditions described below has not been met and is not waived by us;

•	to amend the terms of the exchange offer in any manner;

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date; and

•	to the extent permitted by applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.

Any delay in acceptance, termination, extension, or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent and by making a public announcement. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform you of the amendment. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, termination, extension, or amendment of the exchange offer, we will have no obligation to publish, advise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

You are advised that we may extend the exchange offer in the event some of the holders of the old notes do not tender on a timely basis. In order to give these noteholders the ability to participate in the exchange and to avoid the significant reduction in liquidity associated with holding an unexchanged note, we may elect to extend the exchange offer until all outstanding old notes are tendered.

Interest on the Exchange Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes, or, if no interest has been paid, from April 1, 2004. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes. Interest on the exchange notes will be payable semi-annually on each April 15 and October 15, commencing on the next interest payment date, or October 15, 2004.

Procedures for Tendering

Only a registered holder of old notes may tender old notes in the exchange offer. If you are a beneficial owner whose old notes are registered in the name of your broker, dealer, commercial bank, trust company or other nominee or are held in book-entry form and wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Your tender will constitute an agreement between you and us according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal. If you desire to tender old notes and cannot comply with the procedures set forth in this prospectus for tender on a timely basis or your old notes are not immediately available, you must comply with the procedures for guaranteed delivery set forth in “— Guaranteed Delivery Procedures.”

The method of delivery to the exchange agent of old notes, the letter of transmittal and all other required documents are at your election and risk. Delivery of such documents will be considered made only when the exchange agent actually receives them or they are deemed received under the ATOP procedures described below. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may also request that your respective brokers, dealers, commercial banks, trust companies or nominees effect the tender for you, in each case as described in this prospectus and in the letter of transmittal.

Old Notes Held in Certificated Form

For you to validly tender old notes held in physical form, the exchange agent must receive, before 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus:

•	a properly completed and validly executed letter of transmittal, or a manually signed facsimile of a properly executed letter of transmittal, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal, and

•	certificates for tendered old notes.

Old Notes Held in Book-Entry Form

We understand that the exchange agent will make a request promptly after the date of the prospectus to establish accounts for the old notes at DTC for the purpose of facilitating the exchange offer, and, subject to their establishment, any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account for the old notes using DTC’s procedures for transfer.

If you desire to transfer old notes held in book-entry form with DTC, the exchange agent must receive, before 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus, a confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC, which is referred to in this prospectus as a “book-entry confirmation,” and:

•	a properly completed and validly executed letter of transmittal, or manually signed facsimile of a properly executed letter of transmittal, together with any signature guarantees and other documents required by the instructions in the letter of transmittal; or

•	an agent’s message transmitted pursuant to DTC’s Automated Tender Offer Program.

Tender of Old Notes Using DTC’s Automated Tender Offer Program (ATOP)

The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program (“ATOP”). Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes held in book-entry form to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send a book-entry confirmation, including an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. If you use ATOP procedures to tender old notes you will not be required to deliver a letter of transmittal to the exchange agent, but you will be bound by its terms just as if you had signed it.

Signatures

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible institution” unless the old notes tendered with the letter of transmittal are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an “eligible institution.”

An “eligible institution” is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.; a commercial bank or trust company having an office or correspondent in the United States; an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act; or an “eligible institution” that is a participant in a recognized medallion guarantee program.

If the letter of transmittal is signed by a person other than the registered holder or DTC participant who is listed as the owner, the old notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the old notes on behalf of the registered holder or DTC participant who is listed as the owner, in either case signed as the name of the registered holder who appears on the old notes or the DTC participant who is listed as the owner. If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

If you tender your notes through ATOP, signatures and signature guarantees are not required.

Determinations of Validity

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered old notes will be determined by us in our sole discretion. Our determinations will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time we shall determine. Although we intend to notify holders of defects or irregularities related to tenders of old notes, neither we nor the exchange agent nor any other person will be under any duty to give notification of defects or irregularities related to tenders of old notes nor will any of them incur liability for failure to give notification. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your old notes and:

•	your old notes are not immediately available;

•	you cannot complete the procedure for book-entry transfer on a timely basis;

•	you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date; or

•	you cannot complete a tender of old notes held in book-entry form using DTC’s ATOP procedures on a timely basis,

then, you may effect a tender if you tender through an eligible institution as defined under “— Signatures,” or if you tender using ATOP’s guaranteed delivery procedures.

A tender of old notes made by or through an eligible institution will be accepted if:

•	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, that: (1) sets forth the name and address of the holder, the certificate number or numbers of the holder’s old notes and the principal amount of the old notes tendered, (2) states that the tender is being made, and (3) guarantees that, within five business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile, together with certificates representing the old notes to be tendered in proper form for transfer, or a book-entry confirmation, and

•	the properly completed and executed letter of transmittal or a facsimile, together with the certificates representing all tendered old notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within five business days after the expiration date.

A tender made through DTC’s ATOP will be accepted if:

•	before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives an agent’s message from DTC stating that DTC has received an express acknowledgment from the participant in DTC tendering the old notes that it has received and agrees to be bound by the notice of guaranteed delivery; and

•	the exchange agent receives, within five business days after the expiration date, either: (1) a book-entry confirmation transmitted via DTC’s ATOP procedures; or (2) a properly completed and executed letter of transmittal or a facsimile, together with the certificates representing all tendered old notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal.

Upon your request, the exchange agent will send to you a notice of guaranteed delivery so that you may tender your old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

You may withdraw old notes you tendered at any time before 5:00 p.m. New York City time on the expiration date. To withdraw a tender of old notes in the exchange offer:

•	a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent at its address listed below before 5:00 p.m., New York City time, on the expiration date; or

•	You must comply with the appropriate DTC ATOP procedures.

Any notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes or, in the case of old notes transferred by book-entry transfer, the name and number of the account at the depositary to be credited;

•	be signed by the same person and in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee for the old notes to register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any of the old notes are to be registered, if different from that of the person who deposited the old notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the withdrawal notices will be determined by us, and our determinations will be final and binding on all parties. Any old notes so withdrawn will be judged not to have been tendered for purposes of the exchange offer, and no exchange notes will be issued in exchange for those old notes unless you validly retender the old notes so withdrawn. If your old notes that have been tendered are not accepted for exchange, they will be returned to you without cost to you or, in the case of old notes tendered by book-entry transfer, into your account at DTC according to the procedures described above. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described above at any time before the expiration date.

Conditions

The exchange offer is subject only to the following conditions:

•	the compliance of the exchange offer with securities laws;

•	the proper tender of the old notes;

•	our receipt of the required representations by the holders of the old notes described above; and

•	no judicial or administrative proceeding being pending or threatened that would limit us from proceeding with the exchange offer.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition or we may waive them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of these rights does not constitute a waiver of that right. Each of these rights is an ongoing right that we may assert at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

We have appointed LaSalle National Bank, the trustee under the indenture, exchange agent for the exchange offer. In this capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. You should direct requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent at the address below. You should send certificates for old notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Hand or Overnight Courier and by Registered or Certified Mail:

LaSalle National Bank

Corporate Trust Department

135 S. LaSalle Street Chicago, Illinois 60603

Attention: Victoria Douyon

By Facsimile:

LaSalle National Bank

Corporate Trust Department

Attention: Victoria Douyon

Facsimile No.: (312) 904-2236

Delivery of the letter of transmittal to an address other than as listed above or transmission of instructions via facsimile other than as described above does not constitute a valid delivery of the letter of transmittal.

Solicitation of Tenders; Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation under the exchange offer is being made by mail. Our officers and regular employees and our affiliates may make additional solicitations in person, by telegraph, telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection with the exchange offer and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs.

Transfer Taxes

You will not be obligated to pay any transfer tax in connection with the exchange, unless you instruct us to register exchange notes in the name of, or request that notes not tendered or not accepted in the exchange offer be returned to, a person other than you. Under those circumstances, you will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Participation in the Exchange Offer; Untendered Notes

Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all old notes tendered under the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. If you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to all the rights, subject to certain limitations, applicable to the old notes under the indenture. Generally, holders of old notes will no longer be entitled to any rights under the registration rights agreement. All untendered old notes will continue to be subject to the restrictions on transfer described in the old notes. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected. The reduction in the number of outstanding old notes following the exchange will probably significantly reduce the liquidity of the untendered notes.

If you do not exchange your restricted old notes for registered new notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of the restricted notes as described in the legend on the notes. In general, the restricted notes may be offered or sold only if registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the restricted notes under the Securities Act. However, under limited circumstances we may be required to file with the SEC a shelf registration statement to cover resales of the restricted notes by the holders of old notes who satisfy conditions relating to the provision of information in connection with the shelf registration statement.

We may in the future seek to acquire untendered old notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer. We intend to make any acquisition of old notes in accordance with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable. We have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered in the exchange offer. Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

DESCRIPTION OF NOTES

We issued the old notes and we will issue the exchange notes under an Indenture dated April 1, 2004, as amended or supplemented from time to time, among the Company, Heritage OP, Bradley OP and LaSalle National Bank, as Trustee (the “Indenture”). References to “notes” in this section include both the exchange notes and any old notes that remain outstanding following the completion of the exchange offer. The terms of the notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The old notes and the exchange notes will constitute a single series of securities under the Indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture. For definitions of capitalized terms not otherwise defined in this prospectus, see “Certain Definitions” beginning on page 63.

The following description is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines the rights of holders of the notes. You may request a copy of the Indenture at our address shown under the caption “Incorporation of Information by Reference.”

Principal, Maturity and Interest

The notes are a series of securities issued under the Indenture. The notes are not subject to any sinking fund provisions. The notes are guaranteed by each of the Guarantors pursuant to the guarantees (the “Guarantees”) described below.

The notes are our unsecured senior obligations and rank equally in right of payment with our existing and future unsecured senior Indebtedness. The Guarantees are unsecured senior obligations of the Guarantors and rank equally in right of payment with all existing and future unsecured senior Indebtedness of the Guarantors.

The notes are effectively subordinated to the obligations of our subsidiaries that are not Guarantors and to our obligations and the Guarantors’ obligations that are secured to the extent of the security. Secured creditors of the Company and the Guarantors will have a claim on the assets that secure the obligations of the Company and the Guarantors to such creditors prior to claims of holders of the notes against those assets. On March 31, 2004, the Company and the Guarantors had approximately $1.1 billion (excluding the notes) of Indebtedness outstanding, of which approximately $633 million was Secured Indebtedness.

The Company issued the notes in fully registered book entry form without coupons in denominations of $1,000 and integral multiples thereof.

The notes will mature on April 15, 2014 (the “Maturity Date”), unless redeemed earlier as described under “—Optional Redemption.” Interest on the notes will accrue at the rate of 5.125% per year, and all interest will be payable semiannually in arrears in cash on each April 15 and October 15, commencing on October 15, 2004 (each, an “Interest Payment Date”), and on the Maturity Date, to the persons who are registered Holders at the close of business on each April 1 and October 1 immediately preceding the applicable interest payment date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

The principal of each note payable on the Maturity Date will be paid against presentation and surrender of the note at the corporate office of the Trustee, located in New York, New York, in the coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts.

If any Interest Payment Date or Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after that Interest Payment Date or Maturity Date, as the case may be.

The Guarantees

Each of the Guarantors has unconditionally guaranteed on a joint and several basis all of our obligations under the notes, including our obligations to pay principal (and premium, if any) and interest with respect to the notes. The Guarantees will be unsecured senior obligations of the Guarantors and will rank equally with all existing and future unsecured senior Indebtedness of the Guarantors. The obligations of each Guarantor are limited to the maximum amount such that, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of the other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law, the obligations of that Guarantor under the guarantee will not constitute a fraudulent transfer or conveyance under federal or state law.

The Indenture provides that if all or substantially all of the assets of either Guarantor or all of the Capital Stock of either Guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by the Company or any of its Subsidiaries in compliance with the Indenture, then such Guarantor shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Guarantee and the Indenture, without any further action on the part of the Trustee or any Holder of the notes. Except as may be provided in the Indenture, the Company is not restricted from selling or otherwise disposing of either of the Guarantors. Any Guarantor not so released or the surviving entity of such Guarantor, as applicable, will remain or be liable under its Guarantee.

Further Issuances

Subject to certain limitations as described below under “—Financial Covenants,” the Indenture permits us to incur additional secured and unsecured indebtedness. We may, without the consent of the Holders of notes, “reopen” this series of notes and increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby. The notes and any additional notes would rank equally and would be treated as a single class for all purposes under the Indenture.

Optional Redemption

The notes are redeemable in whole at any time or in part from time to time at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 20 basis points.

In each case we will pay accrued and unpaid interest on the principal amount to be redeemed to the date of redemption.

Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the manner in which the redemption price will be calculated and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date.

Merger, Consolidation or Sale

The Company or either Guarantor may merge or consolidate with or into, or sell, lease or convey all or substantially all of its assets to, any other entity, provided that:

(a) the Company or that Guarantor that is the continuing entity, or the successor entity formed by the transaction or which received the transfer of assets, expressly assumes payment of the principal (and premium, if any) and interest on all the notes and the performance and observance of all of the covenants and conditions contained in the Indenture or the Guarantees, as the case may be;

(b) immediately after giving effect to the transaction and treating any debt that becomes an obligation of the Company or any Subsidiary, including the Guarantors, as a result of the transaction as having been incurred by the Company or that Subsidiary, including the Guarantors, at the time of such transaction, no Default or Event of Default under the Indenture or the Guarantees, as the case may be, has occurred and is continuing; and

(c) the Company or that Guarantor delivers to the Trustee an officer’s certificate and legal opinion covering these conditions.

Except for the above restrictions and the restrictions set forth under “—Financial Covenants,” the Indenture does not limit the ability of the Company to incur indebtedness or contain provisions that would afford Holders of the notes protection in the event of:

(a) a highly leveraged or similar transaction involving the Company, the management of the Company or any Affiliate of any such party;

(b) a change of control; or

(c) a reorganization, restructuring, merger or similar transaction involving the Company or the Guarantors that may adversely affect the Holders of the notes.

In addition, subject to the limitations on merger, consolidation or sale described above, the Company or either Guarantor may enter into transactions in the future, such as the sale of all or substantially all of its assets or the merger or consolidation of the Company or either Guarantor, that would increase the amount of the Company’s or that Guarantor’s indebtedness or substantially reduce or eliminate its assets, which may have an adverse effect on the Company’s ability to service its debt, including the notes, or a Guarantor’s ability to satisfy its obligations under the Guarantee, as the case may be.

Restrictions on the ownership and transfer of the shares of common stock of the Company designed to preserve its status as a REIT, however, may act to prevent or hinder a change of control. The Company and its management have no present intention of engaging in a transaction which would result in it being highly leveraged or that would result in a change of control.

Financial Covenants

Limitations on Incurrence of Indebtedness. The Company will not, and will not permit any Subsidiary to, incur any Indebtedness, other than subordinate intercompany Indebtedness, if, after giving effect to the incurrence of the additional Indebtedness and the application of the net proceeds therefrom, the aggregate principal amount of all outstanding Indebtedness of the Company on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (i) the Total Assets as of the end of the calendar quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not made under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness and (ii) any increase in the Total Assets since the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Indebtedness (the “Adjusted Total Assets”).

In addition, the Company will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of consolidated income available for debt service to the amount which is expensed for interest on Indebtedness for the four most recent fiscal quarters would have been less than 1.5 to 1.0 on a pro forma basis after giving effect to the incurrence of the Indebtedness and to the application of the proceeds from the Indebtedness. In making this calculation, we assume that:

(a) the new Indebtedness and any other Indebtedness incurred by the Company and its Subsidiaries since the first day of the four-quarter period and the application of the proceeds from the new Indebtedness, including to refinance other Indebtedness, had occurred at the beginning of the period;

(b) the repayment or retirement of any other Indebtedness by the Company or its Subsidiaries since the first day of the four-quarter period had been repaid or retired at the beginning of the period (except that the amount of Indebtedness under any revolving credit facility is computed based upon the average daily balance of that Indebtedness during the period);

(c) the income earned on any increase in total assets since the end of the four-quarter period had been earned, on an annualized basis, during the period; and

(d) in the case of any acquisition or disposition by the Company or any Subsidiary of the Company of any assets since the first day of the four-quarter period, the acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition or disposition being included in the pro forma calculation.

In addition, the Company will not directly or indirectly incur any Secured Indebtedness if, after giving effect to the incurrence of the additional Secured Indebtedness, the aggregate principal amount of all outstanding Secured Indebtedness of the Company on a consolidated basis determined in accordance with GAAP is greater than 40% of its Adjusted Total Assets.

For purposes of the foregoing provisions regarding the limitation on the incurrence of Indebtedness, Indebtedness shall be deemed to be “incurred” by the Company or a Subsidiary of the Company whenever the Company or its Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect of that Indebtedness.

Maintenance of Total Unencumbered Assets. The Company must maintain Total Unencumbered Assets of at least 150% of the aggregate outstanding principal amount of all outstanding unsecured Indebtedness.

Operating Covenants

Existence. Except as described above under “—Merger, Consolidation or Sale,” the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the Company’s and each Guarantor’s existence, rights and franchises. However, the Company will not be required to preserve any right or franchise if the Company determines that its preservation is no longer desirable in the conduct of the business of the Company or any Guarantor and that its loss is not materially disadvantageous to the Holders of the notes.

Maintenance of Properties. The Company will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary of the Company to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements and improvements, all as in the reasonable judgment of the Company may be necessary so that the business carried on in connection with these properties may be properly and advantageously conducted at all times. However, the Company and each of its Subsidiaries may sell its properties for value in the ordinary course of business.

Insurance. The Company and each of its Subsidiaries will keep all of its insurable properties adequately insured against loss or damage with insurers of recognized responsibility in commercially reasonable amounts and types.

Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before they become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company or any of its Subsidiaries or upon the income, profits or property of the Company or any of its Subsidiaries; and (2) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a Lien upon any property of the Company or any of its Subsidiaries. However, the Company is not required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision of Financial Information. The Company will provide the Holders of notes with copies of its annual reports and quarterly reports. The Company will continue to file timely all annual, quarterly and other periodic reports with the SEC regardless of whether or not the securities laws require the Company to do so. In addition, within 15 days of filing any document with the SEC, the Company will (1) transmit copies of the documents by mail to all registered Holders of notes, without cost to the Holders, and (2) deliver copies of the documents to the Trustee.

Events of Default, Notice and Waiver

The term “Event of Default,” when used in this prospectus and the Indenture, means any one of the following events:

(a) default in the payment of interest upon the notes when the interest becomes due and payable, and continuance of the default for a period of 30 days;

(b) default in the payment of the principal of (or premium, if any, on) any note when it becomes due and payable at its Maturity Date or by declaration of acceleration, notice of redemption or otherwise;

(c) default in the performance of any other covenant contained in the Indenture, the notes or the Guarantees and continuance of the default for a period of 60 days after written notice as provided in the Indenture;

(d) a default under any bond, debenture, note or other evidence of Indebtedness by the Company, the Guarantors or any of their respective Subsidiaries, other than Indebtedness which is non-recourse to the Company, the Guarantors or their respective Subsidiaries, in an aggregate principal amount equal to or in excess of $10,000,000 or under any indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness, other than Indebtedness which is non-recourse to the Company, the Guarantors or their respective Subsidiaries, in an aggregate principal amount equal to or in excess of $10,000,000, whether such Indebtedness exists on the date of the Indenture or shall thereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled, within a period of 10 days after there shall have been given, by registered or certified mail, to the Company or the Guarantors by the Trustee or to the Company or the Guarantors and the Trustee by the Holders of at least 25% in principal amount of the outstanding notes a written notice specifying such default and requiring the Company to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a notice of Default under the Indenture;

(e) existence of an uninsured final judgment against the Company or any of its Subsidiaries that remains undischarged, unsatisfied and unstayed for more than 30 days, whether or not consecutive that, with other outstanding uninsured final judgments, undischarged, against the Company or any of its Subsidiaries exceeds $10 million in the aggregate;

(f) bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or certain of its subsidiaries or any of their respective property;

(g) any Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid, or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor from its Guarantee in accordance with the terms of the Indenture and the Guarantee); and

(h) any other Event of Default provided for in the Indenture with respect to the notes.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of all of the notes to be due and payable immediately by written notice to the Company (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration has been made, but before a judgement or decree for payment of the money due has been obtained by the Trustee, the Holders of at least a majority in principal amount of outstanding notes may rescind and annul the declaration of acceleration and its consequences if:

(a) the Company has deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the notes, plus certain fees, expenses, disbursement and advances of the Trustee; and

(b) all Events of Default with respect to the notes, other than the non-payment of principal of (or premium, if any) or interest on the notes which has become due solely by the declaration of acceleration, have been cured or waived as provided in the Indenture.

The Indenture provides that the Holders of at least a majority in principal amount of the notes may waive any past default and its consequences, except a default (1) in the payment of principal (or premium, if any) or interest on any note or (2) in respect of a covenant or other Indenture provision that can only be modified or amended with the consent of the Holder of each outstanding note affected by the modification or amendment.

The Indenture further provides that no Holders of notes may institute any judicial or other proceedings with respect to the Indenture or for any remedy under the Indenture, except in the case of failure of the Trustee to act for 60 days after it has received a written request to institute proceedings for an Event of Default from the Holders of at least 25% in principal amount of the outstanding notes and an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any Holder of notes from instituting suit for the enforcement of any payment of the principal of and premium, if any and interest due on the notes on the respective due dates.

Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of notes then outstanding, unless the Holders offer to the Trustee reasonable security or indemnity. The Holders of at least a majority in principal amount of the outstanding notes (or of all notes then outstanding under the Indenture, if applicable) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction that (1) is in conflict with any law or the Indenture, (2) may subject the Trustee to personal liability or (3) may be unduly prejudicial to the Holders of notes not joining in the direction.

Within 120 days after the close of each fiscal year, the Company must deliver to the Trustee an officer’s certificate as to its knowledge of the Company’s compliance with all conditions and covenants in the Indenture and, in the event of any noncompliance, specifying the noncompliance and the nature and status of the noncompliance. The Indenture requires that the Trustee give notice to the Holders of notes within 90 days after a Default, unless the Default has been cured or waived. However, if the Trustee considers it to be in the interest of the Holders, the Trustee may withhold notice of any Default except a default in the payment of the principal of (or premium, if any) or interest on any note.

Modification of the Indenture

Modifications and amendments of the Indenture, the notes or the Guarantees may be made with the consent of the Holders of at least a majority in principal amount of all outstanding notes affected by the modification or amendment. However, no modification or amendment may, without the consent of the Holders of each of the notes affected by the modification or amendment:

(a) change the stated maturity of the principal of (or premium, if any) or interest on any note;

(b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any note, or adversely affect any right of repayment of the Holder of any note;

(c) change the place or currency for payment of principal of (or premium, if any) or interest on any note;

(d) impair the right to institute suit for the enforcement of any payment on or with respect to any note;

(e) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the Indenture;

(f) reduce the percentage of outstanding notes necessary to modify or amend the Indenture, waive compliance with certain provisions or certain defaults and consequences under the Indenture or reduce the quorum or voting requirements set forth in the Indenture; or

(g) modify any of the foregoing provisions or any of the provisions relating to the waiver of past defaults or covenants, except to increase the required percentage to take the action or to provide that certain other provisions may not be modified or waived without the consent of the Holder.

The Indenture provides that the Holders of at least a majority in principal amount of the notes may waive compliance by the Company with certain covenants in the Indenture.

Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holder to do any of the following:

(a) evidence the succession of another Person to the Company as obligor under the Indenture;

(b) to add a Guarantor or to delete a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable on its Guarantee;

(c) add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company in the Indenture;

(d) add Events of Default for the benefit of the Holders;

(e) change or eliminate any provision of the Indenture, provided that any such change or elimination becomes effective only when there are no notes outstanding issued prior to that change or elimination which are entitled to the benefit of those provisions;

(f) secure the notes;

(g) establish the form or terms of notes;

(h) provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;

(i) cure any ambiguity, defect or inconsistency in the Indenture, provided that the action does not materially adversely affect the interests of any of the Holders; or

(j) supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any notes, provided that such action does not materially adversely affect the interests of any of the Holders.

The Indenture provides that in determining whether the Holders of the requisite principal amount of outstanding notes have given any request, demand, authorization, direction, notice, consent or waiver or whether a quorum is present at a meeting of Holders of notes, notes that are directly or indirectly owned by the Company or any of its Subsidiaries are disregarded.

The Indenture contains provisions for convening meetings of the Holders of notes. The Trustee, the Company or the Holders of at least 10% in principal amount of the outstanding notes may call a meeting, upon satisfaction of any conditions and upon notice given as provided in the Indenture. Except for any consent that the Holder of each note affected by modifications and amendments of the Indenture must give, any resolution presented at a meeting or adjourned meeting duly convened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the outstanding notes. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage less than a majority in principal amount of the outstanding notes may be adopted at a meeting at which a quorum is present only by the affirmative vote of the Holders of the specified percentage. Any resolution passed or decision taken at any meeting of Holders duly held in accordance with the Indenture will be binding on all Holders of notes. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding notes. However, if any action is to be taken at a meeting with respect to a consent or waiver that may be given by the Holders of not less than a specified percentage in principal amount of the outstanding notes, the persons holding or representing that specified percentage will constitute a quorum.

Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of notes with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all outstanding notes affected thereby:

(a) there will be no minimum quorum requirement for such meeting; and

(b) the principal amount of the outstanding notes that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

Discharge, Defeasance and Covenant Defeasance

The Company may discharge obligations to holders of outstanding notes that either have become due and payable or will become due and payable within one year or scheduled for redemption within one year by irrevocably depositing with the Trustee, in trust, funds sufficient to pay the principal, interest and any premium on the notes to the Maturity Date or the redemption date.

As long as the holders of the notes will not recognize any resulting income, gain or loss for federal income tax purposes, the Company may elect either:

•	to defease and discharge itself and the Guarantors from all of their respective obligations with respect to the notes, which is referred to as “legal defeasance”; or

•	to release itself and the Guarantors from their respective obligations under particular sections of the Indenture, which is referred to as “covenant defeasance.”

In order to make a defeasance election, the Company must irrevocably deposit with the Trustee, in trust, a sufficient amount to pay the principal, interest and any premium on the notes on the scheduled due dates. The deposit may be either an amount in the currency in which the notes are payable on the Maturity Date, or government obligations, or both.

If the Company elects covenant defeasance with respect to any notes and the notes are declared due and payable because of the occurrence of any Event of Default still applicable to the notes, the amounts deposited with the Trustee may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from the Event of Default. If this occurs, the Company will remain liable to make payment of these amounts due at the time of acceleration.

Governing Law

The Indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture and in this “Description of notes.” Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means:

(a) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such Person; and

(b) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of, corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the notes.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Measurement Date.

“Indebtedness” means with respect to any Person, without duplication:

(a) all Obligations of such Person for borrowed money;

(b) all Obligations of such Person evidenced by bonds, debentures, mortgages, notes or other similar instruments;

(c) all Capitalized Lease Obligations of such Person;

(d) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(e) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(f) all guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (a) through (e) above and clause (h) below;

(g) all Obligations of any other Person of the type referred to in clauses (a) through (f) above which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

(h) all Obligations under Currency Agreements and Interest Swap Obligations of such Person; and

(i) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Reference Treasury Dealer” means each of Banc of America Securities LLC and Deutsche Bank Securities Inc. and their respective successors, and two other firms that are primary U.S. Government securities dealers (each a “Primary Treasury Dealer”) which we will specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Secured Indebtedness” means any Indebtedness secured by a Lien upon the property of the Company or any of its Subsidiaries.

“Subsidiary” with respect to any Person, means:

(a) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(b) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Total Assets” as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles and accounts receivable).

“Total Unencumbered Assets” as of any date means the sum of (i) those Undepreciated Real Estate Assets not securing any portion of Secured Indebtedness; and (ii) all other assets (but excluding intangibles and accounts receivable) of the Company and its Subsidiaries not securing any portion of Secured Indebtedness determined on a consolidated basis in accordance with GAAP.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line bases, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Undepreciated Real Estate Assets” means, as of any date, the cost (being the original cost to the Company or any of its Subsidiaries plus capital improvements) of real estate assets of the Company and/or any of its Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in accordance with GAAP.

BOOK-ENTRY; DELIVERY AND FORM

The exchange notes will be issued in the form of one or more fully registered notes in global form. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the Indenture and the exchange notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture.

Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Guarantors, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in that global note held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for those customers. These payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account DTC interests in a global note is credited and only in respect of that portion of the aggregate principal amount of exchange notes as to which that participant or participants has or have given that direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, it is under no obligation to perform or continue to perform those procedures, and such procedures may be discontinued at any time. None of the Company, the Guarantors or the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC’s rules and procedures in addition to those provided for under the Indenture.

REGISTRATION RIGHTS

We, the Guarantors and the initial purchasers have entered into a registration rights agreement pursuant to which we agreed that we will, at our expense, for the benefit of the holders of the notes, (1) within 75 days after April 1, 2004, file a registration statement on an appropriate registration form (the “Exchange Offer Registration Statement”) with respect to a registered offer (the “Exchange Offer”) to exchange the old notes for the exchange notes, which will have terms substantially identical in all respects to the old notes, (2) use our reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days from April 1, 2004 and (3) complete the Exchange Offer for the old notes within 180 days from April 1, 2004.

Under existing interpretations by the SEC staff contained in several no-action letters to third parties, the exchange notes will be freely transferable by the holders thereof (other than our affiliates) after the Exchange Offer without further registration under the Securities Act as long as each holder that wishes to exchange its old notes for exchange notes represents—

(1) that any exchange notes to be received by it will be acquired in the ordinary course of its business,

(2) that at the time of the commencement of the Exchange Offer it had no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act,

(3) that it is not an “affiliate” (as defined in Rule 405 promulgated under the Securities Act) of the Company,

(4) if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes and

(5) if the holder is a broker-dealer (a “participating broker-dealer”) that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, and that it will deliver a prospectus in connection with any resale of the exchange notes.

We will agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by participating broker-dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes.

If (1) because of any change in law or in currently prevailing interpretations by the SEC staff, we are not permitted to effect the Exchange Offer, (2) the Exchange Offer is not consummated within 180 days from the date that the notes are issued, (3) in certain circumstances, certain holders of unregistered exchange notes so request in writing or (4) in the case of any holder that participates in the Exchange Offer, that holder does not receive on the date of the exchange, exchange notes that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company or within the meaning of the Securities Act), then in each case, we will (a) promptly deliver to the holders and the Trustee written notice thereof and (b) at our sole expense, (x) as promptly as practicable, file a shelf registration statement covering resales of the notes, and (y) use our reasonable best efforts to keep the shelf registration statement effective until the earlier of two years after the date the notes were issued or the time that all of the applicable notes have been sold under it. In the event that a shelf registration statement is filed, we will provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement for the notes has become effective and take certain other actions to permit unrestricted resales of the notes. A holder that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to that holder (including certain indemnification rights and obligations).

If we fail to meet the targets listed above, then additional interest (the “Additional Interest”) will become payable in respect of the notes as follows:

(1) if (A) neither the Exchange Offer Registration Statement nor the shelf registration statement is filed with the SEC on or prior to the date 75 days from the date that the notes are issued, or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a shelf registration statement and that shelf registration statement is not filed on or prior to the date required by the registration rights agreement, then commencing on the day after either such required filing date, Additional Interest will accrue on the principal amount of the notes at a rate of 0.25% per year for the first 90 days immediately following each filing date, the Additional Interest rate increasing by an additional 0.25% per year at the beginning of each subsequent 90-day period; or

(2) if (A) neither the Exchange Offer Registration Statement nor the shelf registration statement is declared effective by the SEC on or prior to the date 150 days after the date that the notes are issued, or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a shelf registration statement and that shelf registration statement is not declared effective by the SEC on or prior to the date required by the registration rights agreement, then, commencing on the date after either required effective date, Additional Interest will accrue on the principal amount of the notes at a rate of 0.25% per year for the first 90 days immediately following such date, the Additional Interest rate increasing by an additional 0.25% per year at the beginning of each subsequent 90-day period; or

(3) if (A) we have not exchanged the exchange notes for all notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the date 180 days after the date the notes are issued, or (B) if applicable, the shelf registration statement has been declared effective but the shelf registration statement ceases to be effective at any time prior to the second anniversary of the date the notes are issued (other than after such time as all notes have been disposed of under the shelf registration statement), then Additional Interest will accrue on the principal amount of the notes that are the subject of the default at a rate of 0.25% per year for the first 90 days commencing on (x) the date 180 days after the date the notes are issued, in the case of (A) above, or (y) the day the shelf registration statement ceases to be effective, in the case of (B) above, the Additional Interest rate increasing by an additional 0.25% per year at the beginning of each subsequent 90-day period;

provided, however, that the Additional Interest rate on the notes may not under any circumstance accrue under more than one of the foregoing clauses (1) through (3) at any one time and at no time shall the aggregate amount of Additional Interest accruing pursuant to the foregoing clauses (1) through (3) exceed in the aggregate 1.0% per year; and provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (2) above), or (c) upon the exchange of exchange notes for all notes tendered (in the case of clause (3)(A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3)(B) above), Additional Interest on the notes as a result of that clause (or the relevant subclause thereof), as the case may be, will cease to accrue. Additional Interest will be payable when, and to the person to whom, stated interest is due.

Under the registration rights agreement, we were required to use our best efforts to cause this registration statement to become effective on or before August 30, 2004. Because this registration statement will not become effective until approximately September 17, 2004, we will incur Additional Interest of approximately $25,000 relating to this requirement. In addition, we are required to use our best efforts to complete the exchange offer on or before September 29, 2004. We anticipate we will not complete the exchange offer until October 18, 2004. As a result, we anticipate we will incur additional Additional Interest of approximately $25,000 relating to this requirement.

FEDERAL INCOME TAX CONSEQUENCES

General

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the notes by U.S. Holders (as defined below) and the material U.S. federal income and estate tax consequences relating to the acquisition, ownership and disposition of the notes by Non-U.S. Holders (as defined below). Unless otherwise indicated, references in this discussion to “notes” apply equally to the old notes and to the exchange notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), currently applicable Treasury regulations, and judicial and administrative rulings and decisions. Legislative, judicial or administrative changes could alter or modify the statements and conclusions in this discussion. Any legislative, judicial or administrative changes or new interpretations may be retroactive and could affect tax consequences to noteholders. In addition, we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service (which we refer to as the IRS) or an opinion of counsel with respect to any tax consequences of acquiring, owning or disposing of the notes. Thus, we cannot assure you that the IRS would not successfully challenge one or more of the tax consequences or matters described here.

This discussion applies to holders who hold the notes as capital assets. This discussion does not address all of the tax consequences that may be relevant to a particular holder in light of that holder’s circumstances. Some holders (e.g., life insurance companies, tax exempt organizations, financial institutions, dealers in securities or currencies, regulated investment companies, S corporations, taxpayers subject to the alternative minimum tax provisions of the Code, nonresident aliens subject to tax on expatriates under Section 877 of the Code, broker-dealers, and persons who hold the notes as part of a hedge, straddle, “synthetic security,” or other integrated investment, risk reduction or constructive sale transaction) may be subject to special tax rules and limitations not discussed below. This discussion also does not address the tax consequences to nonresident aliens, foreign corporations, foreign partnerships or foreign trusts that are subject to U.S. federal income tax on a net basis on income with respect to a note because that income is effectively connected with the conduct of a U.S. trade or business. Those holders generally are taxed in a manner similar to U.S. Holders. However, special rules (including additional taxes) not applicable to U.S. Holders may apply. In particular, corporate Non-U.S. Holders may be subject to the federal “branch profits tax” on income from the notes that is effectively connected with that corporate Non-U.S. Holder’s conduct of a U.S. trade or business. In addition, this discussion does not address any tax consequences under state, local or foreign tax laws, or, except as specifically discussed below, under U.S. estate and gift tax law. Consequently, prospective investors are urged to consult their tax advisers to determine the federal, state, local and foreign income and any other tax consequences of the acquisition, ownership and disposition of the notes, including the consequences of any applicable tax treaties.

The tax consequences to a partner in a partnership that owns the notes depend in part on the status of the partner and the activities of the partnership. Those persons should consult their tax advisers regarding the consequences of the acquisition, ownership and disposition of the notes.

We use the term “U.S. Holder” to mean a “United States person” who is the beneficial owner of a note. All holders who are not “U.S. Holders” are herein referred to as “Non-U.S. Holders”.

A “United States person” is:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for federal income tax purposes) created or organized in the United States, or under the laws of the United States or of any state (including the District of Columbia);

•	a partnership (or entity treated as a partnership for federal income tax purposes) organized in the United States, or under the laws of the United States or of any state (including the District of Columbia) unless provided otherwise by future Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source;

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; or

•	any person otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.

Exchange Offer

The exchange of the old notes for exchange notes pursuant to the exchange offer will not constitute a taxable exchange. As a result, (1) a holder will not recognize a taxable gain or loss as a result of exchanging its old notes for exchange notes; (2) the holding period of the exchange notes will include the holding period of the old notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the old notes exchanged therefor immediately before the exchange.

Taxation of U.S. Holders

Original Issue Discount

The amount of original issue discount on the notes (i.e., any excess of the stated redemption price at maturity of the note over its issue price) is less than a statutory de minimis amount (equal to 0.25% of its stated redemption price at maturity multiplied by the number of complete years to maturity) as provided in the Treasury’s original issue discount regulations. Accordingly, U.S. Holders will not be subject to the original issue discount rules under the Code and the Treasury regulations with respect to the notes unless a special election is made to treat all interest and market discount (adjusted by any amortizable bond premium) on a note as original issue discount. The remainder of this discussion assumes that U.S. Holders will not make this special election.

Payments of Interest

Stated interest on the notes will be taxable as ordinary interest income when received or accrued by U.S. Holders in accordance with their method of accounting. Generally, interest on the notes will constitute “investment income” for purposes of the limitations on deductibility of investment interest expense provided under the Code.

In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury regulations, the possibility that any payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that those payments will be made. We believe that, as of the date the old notes were issued, the likelihood that we would become obligated to make any such payments was remote (and that that likelihood remains remote as of the date hereof). Therefore, we have not treated, and we will not treat, the potential payment of these amounts as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless the U.S. Holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge our determination, a U.S. Holder might be required to accrue income on its notes in excess of stated interest, and might be required to treat any income realized on the taxable disposition of a note before the resolution of the contingencies as ordinary income rather than capital gain. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If any of those amounts are in fact paid, U.S. Holders will be required to recognize such amounts as income.

Market Discount

A U.S. Holder that acquires a note after its original issuance may be affected by the “market discount” rules of the Code. For these purposes, the market discount on a note generally will equal the amount by which the stated redemption price at maturity of the note immediately after its acquisition exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition. Subject to a statutory de minimis exception, the market discount rules generally require a U.S. Holder who acquires a note at a market discount to treat any principal payment on the note and any gain recognized on any disposition of the note as ordinary income to the extent of the accrued market discount on the note that has not previously been included in income at the time of such payment or disposition. In addition, if such a note is disposed of by a U.S. Holder in certain otherwise nontaxable transactions, accrued market discount that has not previously been included in income at the time of such disposition must be included as ordinary income by the U.S. Holder as if the U.S. Holder had sold the note at its then fair market value. Market discount is generally treated as accruing on a straight-line basis over the remaining term of the note as of the time of acquisition, or, at the election of the holder, on a constant yield basis. The election to accrue market discount on a constant yield basis applies on a note-by-note basis and may not be revoked.

A U.S. Holder of a note acquired at a market discount also may elect to include the market discount in income as it accrues. If a U.S. Holder so elects, the rules discussed above that would require the U.S. Holder to include accrued market discount in income upon the disposition of the note or the receipt of principal payments thereon will not apply, and the U.S. Holder’s tax basis in the note will be increased by the amount of the market discount included in income at the time it accrues. This election will apply to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. Holder may be required to defer until maturity of the note (or, in certain circumstances, its earlier disposition) the deduction of a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless the U.S. Holder makes the election to include market discount in income on a current basis.

Amortizable Bond Premium

If a U.S. Holder acquires a note for an amount that is in excess of the note’s stated redemption price at maturity, the U.S. Holder will generally be considered to have purchased the note with “amortizable bond premium” equal to the amount of the excess. A U.S. Holder generally may elect to amortize bond premium on a constant-yield basis; if no election is made, amortizable bond premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note, as described under “Sale or Other Taxable Disposition of the Notes”, below. The notes are subject to call provisions at our option at various times, as described elsewhere in this prospectus. A U.S. Holder must calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. The amount of amortizable bond premium amortized in any year generally is treated as a reduction in the U.S. Holder’s interest income on the note. If the amortizable bond premium for a year exceeds the amount of interest for that year, the excess is allowed as a deduction for that year but only to the extent of the U.S. Holder’s prior interest inclusions with respect to the note. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium used to offset interest income as described above. The election by a U.S. Holder to amortize bond premium applies to all taxable debt obligations held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and may not be revoked without the consent of the IRS.

Sale or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between (a) the amount of cash and the fair market value of any property other than cash received (other than amounts attributable to accrued stated interest, which will be treated as such), and (b) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal its cost for the note (including any amortizable bond premium), increased by the amount of market discount, if any, previously included in that U.S. Holder’s gross income with respect to the note and reduced by any principal payments received by the U.S. Holder and by any amortization of amortizable bond premium that the U.S. Holder has taken into account. Subject to the discussion above under “Market Discount,” any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of disposition the note has been held for more than one year. Long-term capital gains of non-corporate U.S. Holders are under certain circumstances taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Additional Matters Relating to Taxation of Non-U.S. Holders

Payments of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder that is not engaged in a trade or business in the U.S. to which interest on a note is attributable generally will not be subject to U.S. federal income or withholding tax on interest (including additional interest, if any) on a note unless:

•	the Non-U.S. Holder is a controlled foreign corporation that is related to us through stock ownership or is otherwise related as determined by Section 864(d)(4) of the Code;

•	the Non-U.S. Holder is a bank that receives interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; or

•	the Non-U.S. Holder actually or constructively owns stock representing 10% or more of the total combined voting power of our stock.

In order for interest payments to qualify for the exemption from U.S. taxation described above, the last person or entity in the United States in the chain of interest payments to the Non-U.S. Holder (the “Withholding Agent”) must have received a statement that remains in effect on the applicable payment date that complies with IRS informational requirements and:

•	is signed by the Non-U.S. Holder under penalty of perjury;

•	certifies that the Non-U.S. Holder is not a “United States person”; and

•	provides the name and address of the Non-U.S. Holder.

The statement may be made on a Form W-8BEN, and the Non-U.S. Holder must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide a signed statement to the Withholding Agent certifying under penalty of perjury that the Form W-8BEN has been received by it from the Non-U.S. Holder or from another qualifying financial institution. However, in that case, the signed statement must be accompanied by a copy of the Form W-8BEN provided to the organization or institution holding the note on behalf of the Non-U.S. Holder.

In addition, the Treasury regulations permit the shifting of primary responsibility for withholding to “qualified intermediaries” (as defined below) acting on behalf of beneficial owners. Under this option, the Withholding Agent is allowed to rely on a Form W-8IMY furnished by a “qualified intermediary” on behalf of one or more holders (or other intermediaries) without having to obtain the W-8BEN from the beneficial owner. “Qualified intermediaries” include: (i) foreign financial institutions or foreign clearing organizations (other than a U.S. branch or U.S. office of such institution or organization), or (ii) foreign branches or offices of U.S. financial institutions or foreign branches of offices of U.S. clearing organizations, which, as to both (i) and (ii), have entered into withholding agreements with the IRS. In addition to certain other requirements, qualified intermediaries must obtain withholding certificates, such as Form W-8BEN, from each holder. We urge

Non-U.S. Holders to consult a tax adviser about the specific methods to satisfy IRS informational reporting requirements. In general, a Non-U.S. Holder whose income from the notes is effectively connected with that Non-U.S. Holder’s conduct of a U.S. trade or business will not be subject to U.S. federal income tax withholding on that income if it supplies a Withholding Agent with a valid Form W-8ECI that remains in effect on the applicable payment date.

Even if the above conditions are not met, a Non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the Non-U.S. Holder’s country of residence. To claim such a reduction or exemption, a Non-U.S. Holder must generally complete IRS Form W-8BEN and claim its right to a reduction or exemption on the form. In some cases, a Non-U.S. Holder may instead be permitted to provide documentary evidence of its claim to the qualified intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Sale or Other Disposition of the Notes

Generally, any gain realized by a Non-U.S. Holder from the sale, exchange, redemption, retirement or other disposition of a note (other than gain attributable to accrued interest, which will be treated as such) will not result in U.S. federal income tax liability, unless (i) the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met or (ii) such gain is treated as effectively connected with a U.S. trade or business of the Non-U.S. Holder.

Federal Estate Tax

A note beneficially owned by an individual who is a Non-U.S. Holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual’s death, provided that:

•	the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code; and

•	interest payments with respect to such note would not have been, if received at the time of the individual’s death, effectively connected with the conduct of a U.S. trade or business by the individual.

Backup Withholding and Information Reporting

Certain holders may be subject to backup withholding and information reporting on payments of principal and interest on a note and proceeds received from the disposition of a note. The backup withholding rate is currently 28%. For taxable years beginning after December 31, 2010, the backup withholding rate will be 31%. Generally, in the case of a U.S. Holder, backup withholding will apply only if (i) the U.S. Holder fails to furnish its Taxpayer Identification Number (TIN) to the payor, (ii) the IRS notifies the payor that the U.S. Holder has furnished an incorrect TIN, (iii) the IRS notifies the payor that the U.S. Holder has failed to properly report payments of interest or dividends, or (iv) under certain circumstances, the U.S. Holder fails to certify, under penalty of perjury, that it has both furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Some U.S. Holders (including, among others, corporations, financial institutions and some tax exempt organizations) generally are not subject to backup withholding or information reporting.

Backup withholding tax will not apply to payments of principal and interest to Non-U.S. Holders if the statement described above in “Additional Matters Relating to Taxation of Non-U.S. Holders—Payments of Interest” is provided to the Withholding Agent, or the Non-U.S. Holder otherwise establishes an exemption, provided that the Withholding Agent does not have actual knowledge or reason to know that the payee is a “United States person” or that the conditions of any other exemption are not, in fact, satisfied. The Withholding Agent may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, from each Non-U.S. Holder.

If a sale of notes is effected at an office of a broker outside the United States, the proceeds of that sale will not be subject to backup withholding (absent the broker’s actual knowledge that the payee is a “United States person”). Information reporting (but not backup withholding) will apply, however, to a sale of notes effected at an office of a broker outside the United States if that broker:

•	is a “United States person”;

•	is a controlled foreign corporation for U.S. federal income tax purposes;

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business; or

•	is a foreign person that derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period,

unless the broker has in its records documentary evidence that the holder is a Non-U.S. Holder and other conditions are met (including that the broker has no actual knowledge that the holder is a U.S. Holder) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against that holder’s U.S. federal income tax liability as long as the required information is timely furnished to the IRS.

Taxation of the Company

General

We have elected to be treated as a REIT under Sections 856 through 860 of the Code, commencing with our initial taxable year, which ended December 31, 1999. We believe that we have been organized and have operated in a manner so as to qualify for treatment as a REIT under the Code, and we intend to remain organized and to continue to operate in such a manner. No assurance, however, can be given that we have operated, or that we will continue to operate, in a manner so as to qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, various tests relating to our distribution rates, diversity of stock ownership and other qualification requirements imposed on REITs, some of which are summarized below. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have so qualified, or that we will so qualify, for any particular year. See “—Failure to Qualify”, below.

So long as we qualify for treatment as a REIT, we generally will not be subject to federal income tax on our net income that we distribute currently to our stockholders. If we do not qualify as a REIT, we would be taxed at federal income tax rates applicable to corporations on all of our income, whether or not distributed to our stockholders. Even if we qualify as a REIT, we may be subject to some federal income or excise taxes:

•	we will be taxed at regular corporate rates on any undistributed “real estate investment trust taxable income,” including our undistributed net capital gains;

•	under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference, if any;

•	if we have (A) net income from the sale or other disposition of “foreclosure property” (generally, property that we acquire by reason of a foreclosure or otherwise after a default on a loan secured by the property or on a lease of the property) that is held primarily for sale to customers in the ordinary course of business, or (B) other nonqualifying net income from foreclosure property, we will be subject to tax at the highest corporate rate on that income;

•	if we have net income from “prohibited transactions” (which are, in general, sales or other dispositions of inventory or property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), that income will be subject to a 100% tax;

•	if we should fail to satisfy the 75% gross income test or the 95% gross income test for qualification as a REIT, both of which are discussed below, and nonetheless maintain our qualification as a REIT because we meet other requirements, we will be subject to a tax equal to the product of the greater of (A) the amount by which we fail the 75% gross income test, or (B) the amount by which 90% of our gross income for the taxable year (excluding gross income from prohibited transactions) exceeds the amount of our gross income for the taxable year that is qualifying income for purposes of applying the 95% gross income test, multiplied by a fraction intended to reflect our profitability;

•	if we should fail to distribute with respect to each calendar year at least the sum of (A) 85% of our ordinary income (as defined in Code section 4981) for that year, (B) 95% of our capital gain net income (as defined in Code section 4981) for that year, and (C) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of that required distribution over the amounts actually distributed;

•	if we acquire any asset from a C corporation (generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we subsequently recognize gain on the disposition of that asset during the 10-year period (the “Recognition Period”) beginning on the date on which we acquired the asset, then, unless the transferor makes an election to recognize the gain at the time of the transfer, the lesser of (A) the fair market value of the asset as of the beginning of the Recognition Period over our basis in the asset as of the beginning of the Recognition Period (the “Built-In Gain”), or (B) the amount of gain we would otherwise recognize on the disposition will be subject to tax at the highest regular corporate rate (the “Built-In Gain Rule”); and

•	we will be subject to a 100% tax equal to the amount, if any, of our redetermined rents (generally, the amount of “rents from real property” we receive from our tenants that would be treated under the Code as income of our taxable REIT subsidiaries to clearly reflect the value of services they render to those tenants), redetermined deductions (generally, the amount by which the deductions of our taxable REIT subsidiaries are reduced under the Code to appropriately reflect the sharing of deductible expenses among us and our taxable REIT subsidiaries), and excess interest (generally, the amount of interest deductions claimed by our taxable REIT subsidiaries in respect of interest payments they make to us to the extent those interest payments are in excess of a commercially reasonable rate).

General Requirements for Qualification

The Code defines a REIT as a corporation, trust or association that maintains in effect an election to be treated as a REIT and—

(i) is managed by one or more trustees or directors;

(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(iii) would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;

(iv) is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(v) has the calendar year as its taxable year;

(vi) the beneficial ownership of which is held by 100 or more persons;

(vii) at all times during the last half of each taxable year not more than 50% (by value) of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (which term includes some entities, such as qualified pension trusts described in Section 401(a) of the Code), determined by applying various “look-through” rules (we refer to this test, discussed in more detail below, as the Five or Fewer Requirement); and

(viii) that meets various other tests, described below, regarding the nature of its income and assets and the amounts of its distributions.

The Code provides that each of the conditions described in (i) through (v), must be met during the entire taxable year and that the condition described in (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The conditions described in (vi) and (vii) do not apply during the first taxable year for which an election is made to be taxed as a REIT (in our case, our initial taxable year, which ended December 31, 1999). Since we elected to be treated as a REIT for our initial taxable year, which ended December 31, 1999, these conditions currently apply to us and will apply to us in the future.

The Five or Fewer Requirement referred to above is modified in the case of some pension trusts, referred to below as qualified trusts, that own shares of a REIT and are described in Section 401(a) of the Code and exempt from federal income taxation under Section 501(a) of the Code. Shares in a REIT held by a qualified trust are treated as held directly by the qualified trust’s beneficiaries in proportion to their actuarial interests in the qualified trust, rather than by the qualified trust itself. We would not have been, nor would we currently be, able to qualify as a REIT without the benefit of this “look-through” rule for qualified trusts, since our largest stockholder is a qualified trust that owned more than 50% (by value) of our stock from the time of our formation until our initial public offering in 2002, and has owned more than 40% (by value) of our stock since our initial public offering.

A REIT will be considered to be a “pension-held REIT” if (i) it would not qualify as a REIT without the benefit of this “look-through” rule, and (ii) it is “predominantly held” by qualified trusts. A REIT is “predominantly held” by qualified trusts if (i) one qualified trust holds more than 25% of the value of the REIT’s stock, or (ii) one or more qualified trusts, each of whom hold more than 10% of the value of the REIT’s stock, together hold more than 50% of the value of the REIT’s stock. Applying this standard, we believe that we are currently a “pension-held REIT”. However, we will cease to be a “pension-held REIT” if qualified trusts do not maintain their ownership of our stock at the levels described above.

As long as we remain a “pension-held REIT”, any qualified trust that holds more than 10% of the value of our stock at any time during the taxable year may be required to treat a portion of the dividends that it receives from us as “unrelated business taxable income” (“UBTI”) if 5% or more of our gross income (less direct expenses) for our taxable year constitutes UBTI, computed as though we ourselves were a qualified trust. In order to avoid realizing UBTI, we must satisfy a number of complicated requirements, and our compliance with those requirements may constrain the manner in which we are able to conduct our business. In particular, compliance with those requirements may cause us to take actions that we might not otherwise have taken or to refrain from taking actions or from consummating transactions on terms that would be advantageous to us but that might cause certain of our tax-exempt shareholders to realize UBTI.

We believe that we have satisfied the general requirements described above with respect to each taxable year beginning with our initial taxable year ended December 31, 1999. In addition, our articles include restrictions regarding the transfer of our common stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (vi) and (vii) above. We intend to continue to comply with the requirement that we ascertain, and maintain records that disclose, the actual ownership of our shares. Although a failure to ascertain, or to maintain records that disclose, the actual ownership of our shares would not cause our disqualification as a REIT, a monetary fine may result.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We have not had a non-REIT taxable year and we have not acquired any earnings and profits from any other corporation from a non-REIT year.

Qualified REIT Subsidiaries

We currently have ten qualified REIT subsidiaries. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of the REIT. In applying the REIT qualification requirements, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of each of our qualified REIT subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. Our qualified REIT subsidiaries will therefore not be subject to federal corporate income taxation, although they may be subject to state and local taxation.

Taxable REIT Subsidiaries

We currently have no taxable REIT subsidiaries. We may in the future have one or more taxable REIT subsidiaries. A taxable REIT subsidiary is any corporation in which we directly or indirectly own stock, provided that we and that corporation make a joint election to treat it as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary holds, directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal income tax at regular corporate rates, and may also be subject to state and local taxation. We may hold more than 10% of the stock of a taxable REIT subsidiary without jeopardizing our qualification as a REIT. However, as noted below, the securities of one or more taxable REIT subsidiaries may not represent more than 20% of the total value of our assets.

Partnerships and Disregarded Entities

We currently hold our properties indirectly through entities (i) that are organized as limited partnerships or limited liability companies under state law and are classified as partnerships for federal income tax purposes, each of which is referred to below as a Partnership Entity, or (ii) that are organized as limited partnerships or limited liability companies under state law and are disregarded as entities separate from us for federal income tax purposes, each of which is referred to below as a Disregarded Entity. All assets, liabilities and items of income, deduction and credit of a Disregarded Entity are treated as our assets, liabilities and items of income, deduction and credit in applying the income and asset tests discussed below and for all other federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to that share. In addition, the partnership’s assets and gross income will retain the same character in the hands of the REIT. Accordingly, our proportionate shares of the assets and items of income of a Partnership Entity are treated as our assets and items of income in applying the income and asset tests discussed below.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income (excluding gross income from “prohibited transactions,” described above) for each taxable year must be derived directly or indirectly from investments relating to real property or interests in mortgages on real property (including “rents from real property” (described below), interest on obligations secured by mortgages on real property, and distributions on, and gain with respect to the disposition of, shares of other REITs) or from various types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from “prohibited transactions,” described above) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these items. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest”, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

We intend that the income generated by our investments will be of a type which satisfies both the 75% and the 95% gross income tests. If we were to fail either of these tests in a taxable year, we will not be disqualified as a REIT if the failure was due to reasonable cause and not willful neglect and we file additional information with our tax return for that taxable year. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

Rents received by a REIT will qualify as “rents from real property” in satisfying the gross income tests described above only if several conditions are met:

•	First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. A REIT’s “rents from real property” may include amounts based on a fixed percentage or percentages of a tenant’s gross receipts or sales.

•	Second, rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT owns 10% or more of the tenant, whether directly or after application of various attribution rules. This rule does not apply to amounts paid to a REIT by its taxable REIT subsidiary if some conditions are met. While we intend not to lease property to any party if rents from that property would not qualify as “rents from real property,” application of the 10% ownership rule is dependent upon complex attribution rules that may apply by reason of circumstances beyond our control. For example, ownership (directly or by attribution) by an unaffiliated third-party of more than 10% of our common stock and more than 10% of the stock of one or more of our lessees would result in that lessee’s rents not qualifying as “rents from real property”. Although our articles contain restrictions that are intended to help us maintain our status as a REIT, there can be no assurance that we will be able to monitor and enforce those restrictions, nor will our stockholders necessarily be aware of ownership attributable to them under the Code’s attribution rules.

•	Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as “rents from real property.” Subject to meeting this threshold test, rent attributable to personal property leased in connection with the lease of real property will be treated as “rents from real property” for this purpose.

•	Finally, charges for services customarily furnished or rendered in connection with the rental of real property may be treated as “rents from real property” for this purpose. However, in order for rents received with respect to a property and these charges to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to tenants, except through a taxable REIT subsidiary or through an independent contractor who is adequately compensated and from whom the REIT derives no income. The requirement that services be provided through a taxable REIT subsidiary or through an independent contractor, however, does not apply to services provided by the REIT that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered to be rendered to the occupant. If the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as “rents from real property.”

We have not charged, and we do not anticipate charging, rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). We have not received, and we do not anticipate receiving, a material amount of rents from any tenants that are related parties as described above. We have not received, and we do not anticipate receiving, rent attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to that property.

We have provided, and will continue to provide, various services with respect to our properties, either directly or through one or more of our qualified REIT subsidiaries, Partnership Entities or Disregarded Entities, none of which is an “independent contractor” or a taxable REIT subsidiary. However, based upon our experience in the commercial markets in which our properties are located, we believe that all of those services will be considered “usually or customarily rendered” in connection with the rental of space for occupancy so that the provision of the services will not jeopardize the qualification of rent from our properties as “rents from real property.” If we were at any time to offer any services that are not considered to be “usual and customary,” we intend to establish a taxable REIT subsidiary or to employ an adequately compensated independent contractor for that purpose.

Asset Tests

To qualify as a REIT, we must also satisfy three tests relating to the nature of our assets at the close of each quarter of each taxable year:

•	at least 75% of the value of our total assets must be represented by “real estate assets” as defined in the Code, cash, cash items and government securities. For these purposes, a REIT’s “real estate assets” include (A) its allocable share of real estate assets held by partnerships in which it has an interest, (B) shares in other REITs, and (C) stock or debt instruments purchased with the proceeds of a stock offering or long-term (i.e., at least five years) debt offering of the REIT and held for not more than one year following the receipt of those proceeds;

•	not more than 20% of the value of our total assets may be represented by securities of taxable REIT subsidiaries; and

•	of the investments that do not qualify for purposes of the first test described above, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% (by vote or by value) of any one issuer’s outstanding securities. Equity interests in a Partnership Entity or in a Disregarded Entity, shares of a qualified REIT subsidiary and shares of a taxable REIT subsidiary held by a REIT are disregarded for purposes of this test. Instead, as discussed above, our proportionate share of the assets of each Partnership Entity and all of the assets of each Disregarded Entity are treated as our assets in applying these asset tests.

Securities, for the purposes of these asset tests, may include debt we hold. However, debt we hold in an issuer will not be taken into account for purposes of the 10% value test if the debt securities are straight debt (as defined in the Code’s REIT provisions) and either (i) the issuer is an individual, (ii) the only securities of the issuer that we hold are straight debt, or (iii) if the issuer is a partnership, we hold at least a 20% profits interest in the partnership.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy these asset tests at the end of a later quarter solely by reason of changes in asset values. If a failure to satisfy these asset tests results from an acquisition of securities or other property during a quarter, the failure may be cured by a disposition of sufficient nonqualifying assets within 30 days following the close of that quarter. We have maintained, and we intend to continue to maintain, adequate records of the value of our assets to permit compliance with the asset tests and we plan to take on a timely basis any actions that may be required to cure any noncompliance. However, there can be no assurance that we will succeed in taking any such necessary actions.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (i) the sum of (A) 90% of our “real estate investment trust taxable income” (computed without regard to the dividends paid deduction and by excluding the amount of the REIT’s net capital gain) and (B) 90% of our net income (after tax), if any, from foreclosure property, minus (ii) various items of noncash income. In addition, if we dispose of any asset subject to the Built-In Gain Rule during its Recognition Period (see “—Taxation of the Company—General,” above), we are required to distribute an amount equal to at least 90% of the Built-In Gain (after payment of a corporate level tax), if any, recognized on the disposition. These distributions must be paid during the taxable year to which they relate (or during the following taxable year, if the distributions are declared before we timely file our tax return for the preceding year and are paid on or before the first regular dividend payment after the declaration). In addition, dividends declared in October, November, or December to shareholders of record on a specified date during those months and paid during the following January will be treated as having been both paid and received on December 31 of the year the dividend is declared. As noted above, if we do not distribute all of our net capital gain and all of our “real estate investment trust taxable income”, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Furthermore, as noted above, if we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income (as defined in Code Section 4981) for such year, (ii) 95% of our capital gain net income (as defined in Code Section 4981) for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of that required distribution over the amounts actually distributed.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements for qualification as a REIT described above. We expect that our “real estate investment trust taxable income” will be less than our cash flow due to the allowance of depreciation and other noncash charges in the computation of our “real estate investment trust taxable income”. In this regard, we expect that as a result of our direct and indirect control of the Partnership Entities and Disregarded Entities through which we hold our properties, we will have the power to cause those entities to make distributions to us. It is possible, however, that, from time to time, we (and the Partnership Entities and Disregarded Entities through which we hold our properties) may not have sufficient cash or other liquid assets to meet these distribution requirements due to, among other reasons, timing differences between the actual receipt of income and the actual realization of deductible expenses taken into account in computing our “real estate investment trust taxable income,” or our obligation to repay principal or to pay other amounts not currently deductible in full on our outstanding indebtedness. In the event that those circumstances do occur, we may, or we may cause one or more of our Partnership Entities or Disregarded Entities to, arrange for short-term, or possibly long-term, borrowings in order to obtain sufficient cash so that we are able to satisfy these distribution requirements. There can be no assurance that we will be able to arrange, or to cause one or more of our Partnership Entities or Disregarded Entities to arrange, for those borrowings.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and relevant relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make them. Our failure to qualify as a REIT could substantially reduce the cash available to meet our payment obligations under the Notes and to service our other indebtedness.

Unless entitled to relief under specific statutory provisions, whose availability would depend on the circumstances of our disqualification, we also would be disqualified from electing taxation as a REIT for the four taxable years following the year during which we became disqualified.

Sunset of Tax Provisions

Several aspects of current federal income tax law will apply for a limited period of time. At certain points in the future, the current law will revert to the law as it was in effect prior to certain recent amendments. The impact of this reversion is not discussed herein. Consequently, prospective investors should consult their own tax advisors regarding the effect of the “sunset” of these provisions of federal income tax law on an investment in the Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes if those old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for at least 180 days after the exchange offer is completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other person. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of any those notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the exchange offer is completed, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of private notes) other than commissions or concessions of any brokers or dealers and the fees of any advisors or experts retained by holders of old notes, and will indemnify the holders of the private notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Certain of the initial purchasers or their respective affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business for which they have received, and will in the future receive, customary fees. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, ABN AMRO Incorporated, an affiliate of LaSalle Bank National Association, BNY Capital Markets, Inc., an affiliate of Bank of New York, Commerzbank AG New York and Grand Cayman Branches, affiliates of Commerzbank Aktiengesellschaft, and PNC Bank, an affiliate of PNC Capital Markets, Inc., are agents and lenders under our line of credit. In addition, Bank of America Corporation, an affiliate of Banc of America Securities LLC, one of the initial purchasers, and Fleet Boston Financial Corporation, an affiliate of Fleet National Bank and Fleet Securities Inc., each of which is an agent and a lender under our line of credit, have merged.

EXPERTS

The consolidated financial statements of Heritage as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule as of December 31, 2003 included in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered accounting firm, and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bradley Operating Limited Partnership as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule as of December 31, 2003, included in this document have been so included in reliance on the report of KPMG LLP, independent registered accounting firm, and upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity under Maryland law of the exchange notes offered by this prospectus will be passed upon for us by Venable LLP, Baltimore, Maryland.

BRADLEY OPERATING LIMITED PARTNERSHIP

Report of Independent Registered Public Accounting Firm

The Board of Directors of Heritage Property Investment Trust, Inc.

and Unit Holders of Bradley Operating Limited Partnership:

We have audited the accompanying consolidated balance sheets of Bradley Operating Limited Partnership and subsidiaries (the Operating Partnership), a majority-owned subsidiary of Heritage Property Investment Trust, Inc., as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Operating Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Boston, Massachusetts

September 7, 2004

BRADLEY OPERATING LIMITED PARTNERSHIP

Consolidated Balance Sheets

(Dollars in thousands, except per-unit data)

	June 30,	December 31,
	2004	2003	2002
	(Unaudited)
Assets
Real estate investments, net	$1,285,095	$1,282,989	$1,312,694
Cash and cash equivalents	4,054	1,715	650
Accounts receivable, net of allowance for doubtful accounts of $4,485, $4,243, and $3,893 at June 30, 2004, December 31, 2003 and 2002, respectively	23,379	16,592	15,586
Intercompany advance	56,006	—	—
Prepaids and other assets	13,879	3,578	3,318
Investment in joint venture	3,300	—	—
Deferred financing costs and other assets	9,150	7,767	7,432

Total assets	$1,394,863	$1,312,641	$1,339,680

Liabilities and Partners’ Capital
Liabilities:
Mortgage loans payable	$145,488	$141,670	$152,253
Unsecured notes payable	201,490	201,490	201,490
Line of credit facility	191,000	243,000	234,000
Related party note payable	200,000	—	—
Accrued expenses and other liabilities	42,291	38,982	34,489
Accrued distributions	17,918	17,735	17,735

Total liabilities	798,187	642,877	639,967

Minority interest	2,425	2,425	2,425

Redeemable partnership units, 340,270 common units outstanding at redemption value	9,208	9,681	8,497
Redeemable Series B Preferred Units (liquidation preference $25.00 per unit); 2,000,000 units issued and outstanding at December 31, 2003 and 2002	—	50,000	50,000
Redeemable Series C Preferred Units (liquidation preference $25.00 per unit); 1,000,000 units issued and outstanding	25,000	25,000	25,000

Partners’ capital:
General partner; 32,560,627, 32,560,627 and 32,213,156 units outstanding at June 30, 2004 and December 31, 2003 and 2002, respectively	541,539	563,338	592,963
Limited partner; 1,219,782 units outstanding	18,504	19,320	20,828

Total partners’ capital	560,043	582,658	613,791

Total liabilities and partners’ capital	$1,394,863	$1,312,641	$1,339,680

See accompanying notes to consolidated financial statements.

BRADLEY OPERATING LIMITED PARTNERSHIP

Consolidated Statements of Operations

(Dollars in thousands, except per unit data)

	Six Months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Revenue:
Rentals and recoveries	$93,506	$93,157	$187,613	$172,633	$157,350
Interest and other	11	19	36	58	132

Total revenue	93,517	93,176	187,649	172,691	157,482

Expenses:
Property operating expenses	13,939	13,610	27,292	24,817	22,891
Real estate taxes	15,580	14,096	29,340	27,810	25,304
Depreciation and amortization	25,027	23,733	48,389	43,386	39,398
Interest	17,915	16,542	33,030	35,537	47,102
General and administrative	6,554	6,466	11,775	15,324	8,256
Loss on prepayment of debt	—	—	—	4,215	—

Total expenses	79,015	74,447	149,826	151,089	142,951

Income before net derivative (losses) gains	14,502	18,729	37,823	21,602	14,531
Net derivative (losses) gains	—	—	—	(7,766)	986

Net income	14,502	18,729	37,823	13,836	15,517
Preferred distributions	(1,763)	(3,328)	(6,656)	(6,656)	(6,656)

Net income attributable to common unitholders	$12,739	$15,401	$31,167	$7,180	$8,861

Basic and diluted earnings per common unit:
Net income available to common unitholders	$0.37	$0.46	$0.92	$0.24	$0.38

Weighted average common units outstanding	34,120,679	33,773,208	33,786,572	30,072,753	23,378,581

See accompanying notes to consolidated financial statements.

BRADLEY OPERATING LIMITED PARTNERSHIP

Consolidated Statement of Changes in Partners’ Capital

Six months ended June 30, 2004 (unaudited) and Years ended December 31, 2003, 2002 and 2001

(Dollars in thousands, except per-unit data)

	General Partner	Limited Partner	Accumulated Other Comprehensive Income (loss)	Total
Balance at December 31, 2000	$454,420	25,044	—	479,464
Net income attributable to common unitholders	8,398	463	—	8,861
Other comprehensive loss:
Unrealized derivative losses:
Cumulative transition adjustment of interest rate collar as of January 1, 20001	—	—	(2,477)	(2,477)
Effective portion of interest rate collar for the year ended December 31, 2001	—	—	(6,265)	(6,265)

Total other comprehensive loss	—	—	(8,742)	(8,742)

Comprehensive income				119

Distributions ($1.94 per unit)	(43,155)	(2,378)	—	(45,533)

Balance at December 31, 2001	419,663	23,129	(8,742)	434,050
Net income attributable to common unitholders	6,832	297	—	7,129
Other comprehensive income:
Unrealized derivative gains:
Effective portion of interest rate collar for the period from Jan. 1, 2002—Apr. 29, 2002	—	—	1,177	1,177
Reclassification adjustment to earnings for realized loss on termination of interest rate collar	—	—	7,565	7,565

Total other comprehensive income	—	—	8,742	8,742

Comprehensive income				15,871

Capital contributions	227,916	—	—	227,916
Distributions ($2.12 per unit)	(61,094)	(2,583)	—	(63,677)
Adjustment to reflect redeemable partnership units at redemption value	(354)	(15)	—	(369)

Balance at December 31, 2002	592,963	20,828	—	613,791
Net income attributable to common unitholders	29,742	1,114	—	30,856
Capital contributions	9,877	—	—	9,877
Distributions ($2.10 per unit)	(67,662)	(2,562)	—	(70,224)
Adjustment to reflect redeemable partnership units at redemption value	(1,582)	(60)	—	(1,642)

Balance at December 31, 2003	563,338	19,320	—	582,658

Net income attributable to common unitholders	12,140	456	—	12,596
Distributions ($1.05 per unit)	(34,189)	(1,281)	—	(35,470)
Adjustment to reflect redeemable partnership units at redemption value	250	9	—	259

Balance at June 30, 2004 (unaudited)	$541,539	18,504	—	560,043

See accompanying notes to consolidated financial statements.

BRADLEY OPERATING LIMITED PARTNERSHIP

Consolidated Statement of Cash Flows

(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$14,502	$18,729	$37,823	$13,836	$15,517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,027	23,733	48,389	43,386	39,398
Amortization of deferred financing costs	620	620	1,240	1,845	3,065
Net derivative losses (gains)	—	—	—	7,766	(986)
Loss on repayment of debt	—	—	—	4,215	—
Amortization of debt premiums	(264)	(240)	(462)	—	—
Changes in operating assets and liabilities	(7,281)	2,936	2,164	4,057	(6,214)

Net cash provided by operating activities	32,604	45,778	89,154	75,105	50,780

Cash flows from investing activities:
Net proceeds from sales of real estate investments	—	—	—	—	4,613
Acquisitions and additions to real estate investments	(15,118)	(6,515)	(16,215)	(116,665)	(16,159)
Expenditures for investment in joint venture	(3,300)	—	—	—	—
Investment in mortgage receivable	(9,188)	—	—	—	—
Expenditures for capitalized leasing commissions	(1,292)	(1,527)	(3,035)	(2,783)	(2,222)

Net cash used by investing activities	(28,898)	(8,042)	(19,250)	(119,448)	(13,768)

Cash flows from financing activities:
Proceeds from mortgage loans payable	—		—	4,599	—
Repayments of mortgage loans payable	(6,325)	(8,277)	(10,121)	(17,049)	(4,527)
Repayment of unsecured notes payable	—	—	—	—	(475)
Proceeds from draws under line of credit facility	240,000	50,000	134,000	373,000	71,000
Repayments of draws under line of credit facility	(292,000)	(20,000)	(125,000)	(482,000)	(51,000)
Proceeds from related party note payable	200,000	—	—	—	—
Intercompany advances	(56,006)	(17,810)	(17,810)	—	—
Repayment of intercompany advances	—	—	17,810	—	—
Interest rate collar termination payment	—	—	—	(6,788)	—
Capital contributions	—	—	9,877	227,916	—
Distributions paid to general partner	(34,250)	(33,885)	(67,676)	(43,538)	(40,789)
Distributions paid to limited partners	(2,786)	(3,242)	(9,919)	(11,026)	(7,387)
Redemption of Series B Preferred Units	(50,000)	—	—	—	—
Expenditures for deferred financing costs	—	—	—	(3,902)	(53)

Net cash (used in) provided by financing activities	(1,367)	(33,214)	(68,839)	41,212	(33,231)

Net increase (decrease) in cash and cash equivalents	2,339	4,522	1,065	(3,131)	3,781
Cash and cash equivalents:
Beginning of year	1,715	650	650	3,781	—

End of year	$4,054	$5,172	$1,715	$650	$3,781

See accompanying notes to consolidated financial statements

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

(1) Organization

Bradley Operating Limited Partnership (the Operating Partnership) is the entity through which Heritage Property Investment Trust, Inc. (Heritage, or the Company) conducts substantially all of its business in the Midwestern United States. Through a wholly-owned subsidiary, Heritage acquired all of the general partner units of Bradley Real Estate Inc., the former general partner of the Operating Partnership, on September 18, 2000. Through the acquisition, Heritage became the general partner of the Operating Partnership and held 22,140,487 general partner common units through a wholly-owned subsidiary and directly held 26,199 limited partner common units from inception until Heritage’s initial public offering (IPO) described below. At June 30, 2004 and December 31, 2003, the Operating Partnership owned (either directly or through subsidiaries) 106 and 105 neighborhood and community shopping centers, respectively.

Heritage is a Maryland Corporation organized as a real estate investment trust (REIT). Heritage was formed on July 1, 1999 and commenced operations on July 9, 1999 through the contribution of $550 million of real estate investments and related assets, net of liabilities, by Net Realty Holding Trust, a wholly-owned subsidiary of the New England Teamsters & Trucking Industry Pension Fund (NETT) and $25 million of cash from the Prudential Insurance Company of America (Prudential). Heritage qualifies as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the Code).

Heritage, through its subsidiaries, is a fully-integrated, self-administered, and self-managed REIT and is focused on the acquisition, ownership, management, leasing, and redevelopment of primarily grocer-anchored neighborhood and community shopping centers principally in the Eastern and Midwestern United States. In 2003, Heritage expanded its operations to include the Southwestern U.S. with its Trademark Portfolio Acquisition consisting of eight properties. At June 30, 2004 and December 31, 2003, Heritage owned 163 shopping centers and three office buildings and 162 shopping centers and four office buildings, respectively.

Initial Public Offering

On April 29, 2002, Heritage completed its IPO of its common stock and, when combined with the exercise of the Underwriter’s overallotment, sold a total of 14,080,556 shares of its common stock in the IPO at a price of $25.00 per share.

The net proceeds from the IPO, after deducting the underwriters’ discount and offering expenses, were $322.5 million and were used by Heritage to repay in full its obligation of $100 million of subordinated debt then outstanding. Heritage, through a wholly-owned subsidiary, contributed the remaining net proceeds of $222.5 million to the Operating Partnership in exchange for 10,080,556 general partner common units. Such net proceeds were used to repay $215.7 million of the outstanding indebtedness under its prior line of credit facility and to pay the $6.8 million fee associated with terminating the collar previously in place with respect to the $150 million term loan under the prior line of credit facility.

Issuance of Public Equity

In December 2003, Heritage completed a secondary public offering of its common stock and sold a total of 3,932,736 shares, including the Underwriter’s overallotment of 432,736 shares at a net price of $28.27 per share. The net proceeds of $111 million from this offering were used to repay certain indebtedness, including the $60 million bridge loan incurred by the Heritage Property Investment Limited Partnership and the Operating Partnership in connection with the Trademark Portfolio Acquisition. Heritage, through a wholly-owned subsidiary, contributed $9.8 million of the proceeds to the Operating Partnership in exchange for 347,471 general partner common units.

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

Minority Interest

The Operating Partnership also has a minority interest that participates in earnings of the Operating Partnership based upon terms specified in the partnership agreement. This minority interest amounted to $2.4 million at June 30, 2004 and December 31, 2003 and 2002.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (GAAP). Management of the Operating Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reporting of revenue and expenses during the periods presented to prepare these consolidated financial statements in conformity with GAAP. The Operating Partnership bases its estimates on historical experience and other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Management considers those estimates and assumptions that are most important to the portrayal of the Operating Partnership’s financial condition and results of operations, in that they require management’s most subjective judgments, to form the basis for the accounting policies deemed to be most critical to the Operating Partnership. These critical accounting policies include the useful lives used to calculate depreciation expense on real estate investments, judgments regarding the recoverability or impairment of each real estate investment, judgments regarding the ultimate collectibility of accounts receivable, and assumptions used in accounting for and disclosures of the Operating Partnership’s interest rate hedging activities.

If the useful lives of real estate investments were different, future operating results would be affected. Future adverse changes in market conditions or poor operating results could result in an inability to recover real estate investment carrying values that may not be reflected in current carrying values and could require an impairment charge in the future. Future adverse changes in market conditions could also impact the Operating Partnership’s tenants and may affect the adequacy of the allowance for doubtful accounts receivable. If the methodologies and assumptions used to estimate the fair value of the Operating Partnership’s interest rate hedging instruments or to determine hedge effectiveness were different, amounts reported in earnings and other comprehensive income and amounts expected to be recognized in earnings in the future could be affected. Further, future changes in market interest rates and other relevant factors could affect the fair value of such instruments and future interest expense.

The consolidated financial statements of the Operating Partnership include the accounts and operations of the Operating Partnership and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Because Heritage acquired all of the outstanding capital stock of Bradley and used the purchase method of accounting for the transaction, it used “push-down” accounting to establish the basis for reporting assets and liabilities of the Operating Partnership.

(b) Real Estate Investments

Real estate investments are recorded at cost. The cost of buildings and improvements includes the purchase price of property, legal fees, and acquisition costs.

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

Real estate investments held for sale are carried at the lower of carrying amount or fair value less costs to sell. Depreciation and amortization are suspended during the held-for-sale period. There were no properties held for sale at December 31, 2003 and 2002.

Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (SFAS No. 144) requires the Operating Partnership to periodically perform reviews of its properties to determine if their carrying amounts will be recovered from future operating cash flows. If the Operating Partnership determines that impairment has occurred, those assets shall be reduced to fair value. No such impairment losses have been recognized to date.

In addition, SFAS No. 144 retains the basic provisions of Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for presenting discontinued operations in the statement of operations but broadens that presentation to include a component of an entity (rather than a segment of a business). The Operating Partnership adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the operating results of the Operating Partnership for any of the periods presented.

The Operating Partnership applies SFAS No. 141, Business Combinations (SFAS No. 141), to property acquisitions. According to SFAS No. 141, the fair value of real estate acquired is allocated to the acquired tangible assets and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

Expenditures for maintenance, repairs, and betterments that do not materially extend the useful life of a real estate investment are charged to operations as incurred and amounted to $1.6 million, $1.5 million, $3.6 million, $3.6 million, and $3.5 million for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002, and 2001, respectively. Expenditures that substantially extend the useful life of a real estate investment are capitalized. Upon sale or other disposition of the real estate investment, the cost and related accumulated depreciation and amortization are written off and the resulting gain or loss, if any, is reflected in net income. Interest on significant construction projects is capitalized as part of the cost of real estate investments. Interest capitalized amounted to $0, $0, $0, $0.1 million, and $0 for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002, and 2001, respectively.

The provision for depreciation and amortization has been calculated using the straight-line method over the following estimated useful lives:

Land improvements	15 years

Buildings and improvements	20 – 39 years

Tenant improvements	Shorter of useful life or term of related lease

The Operating Partnership recognizes gains from sales of real estate at the time of the sale using the full accrual method, provided that various criteria related to the terms of the transactions are met and no subsequent involvement is required. If the criteria are not met, or if subsequent involvement is required, the Operating Partnership defers the gains, which are recognized when all criteria are met or subsequent involvement is completed.

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with maturities at the date of purchase of three months or less. The majority of the Operating Partnership’s cash and cash equivalents are held at major commercial banks. The Operating Partnership has not experienced any losses to date on its invested cash.

(d) Deferred Financing Costs and Other Assets

Deferred financing costs and other assets include costs incurred in connection with securing financing for, or leasing space in, the Operating Partnership’s real estate investments. Such charges are capitalized and amortized over the terms of the related financing or lease. Unamortized deferred charges are charged to expense upon prepayment or significant modification of the financing or early termination of the related lease.

The Operating Partnership capitalizes internal leasing costs in accordance with SFAS No. 91, Nonrefundable Fees & Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. These costs amounted to $0.6 million, $0.8 million, $1.5 million, $1.4 million, and $1.2 million during the six months ended June 30, 2004 and 2003 and during the years ended December 31, 2003, 2002, and 2001, respectively.

(e) Revenue Recognition

Management has determined that all of the Operating Partnership’s leases with its various tenants are operating leases. Rental income from such leases with scheduled rent increases is recognized using the straight-line method over the terms of the leases. The aggregate excess of rental revenue recognized on a straight-line basis over cash received under applicable lease provisions amounted to $10.0 million, $8.8 million and $6.0 million at June 30, 2004, December 31, 2003 and 2002, respectively, and is included in accounts receivable, net of an allowance for doubtful accounts. Rental revenue recognized over amounts due is included in revenue from rental and recoveries and amounted to $1.3 million and $1.6 million for the six months ended June 30, 2004 and 2003, respectively and $3.4 million, $2.9 million, and $2.6 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Leases for retail space generally contain provisions under which the tenants reimburse the Operating Partnership for a portion of property operating expenses and real estate taxes incurred by the Operating Partnership. In addition, certain of the Operating Partnership’s operating leases for retail space contain contingent rent provisions under which tenants are required to pay a percentage of their sales in excess of a specified amount as additional rent. The Operating Partnership defers recognition of contingent rental income until such specified targets are met. Reimbursements for both operating expenses and real estate taxes, as well as contingent rental income during the six months ended June 30, 2004 and 2003 and during the years ended December 31, 2003, 2002, and 2001 were $24.5 million, $24.3 million, $47.2 million, $46.0 million, and $41.5 million, respectively. These items are included in revenue from rentals and recoveries in the consolidated statements of income.

Allowances for uncollectible receivables are charged against revenue from rentals and recoveries and amounted to $0.8 million, $1.5 million, $3.0 million, $2.4 million, and $3.5 million for the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002, and 2001, respectively.

(f) Earnings Per Common Unit

Basic earnings per common unit is computed by dividing net income available to general and limited partner (common) unitholders by the weighted average number of general and limited partner units (including

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001 redeemable common units) outstanding during the year. Diluted earnings per common unit reflects the potential dilution that could occur if securities or other contracts to issue commons units were exercised or converted into common units or resulted in the issuance of common units and then shared in the earnings of the Operating Partnership. For the six-month periods ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001, there were no dilutive instruments, and therefore, diluted earnings per common unit and basic earnings per common unit are the same.

(g) Credit Risk

The Operating Partnership operates in one industry, which is the acquisition, ownership, management, leasing and redevelopment of real estate, and no single tenant accounts for more than 10% of total revenue. Financial instruments potentially subjecting the Operating Partnership to concentrations of credit risk consist principally of (1) temporary cash and equivalent instruments, which are held at financial institutions of high credit quality; and (2) tenant receivables, whose credit risk is distributed among tenants in different industries and across several geographical areas.

(h) Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the Operating Partnership to disclose fair value information about all financial instruments annually, whether or not recognized in the balance sheets, for which it is practicable to estimate fair value. The Operating Partnership’s financial instruments, other than debt, are generally short-term in nature and consist of cash and cash equivalents, rents and other receivables, and accounts payable. The carrying values of these assets, liabilities, and redeemable securities, which are recorded at net realizable value or redemption value in the consolidated balance sheets, approximate fair value.

The fair values of the Operating Partnership’s fixed rate mortgage loans and unsecured notes payable, which are based on estimates made by management for rates currently prevailing for comparable loans and notes of comparable maturities, exceed their aggregate carrying values by $11.0 million and $17.4 million at December 31, 2003 and 2002, respectively. The Operating Partnership’s line of credit facility is at a variable rate, resulting in a carrying value that approximates fair value.

(i) Hedging Activities

From time to time, the Operating Partnership uses derivative financial instruments to limit its exposure to changes in interest rates. The Operating Partnership was not a party to any hedging agreement with respect to its floating rate debt as of June 30, 2004, December 31, 2003 or 2002. The Operating Partnership has in the past used derivative financial instruments to manage, or hedge, interest rate risks related to its borrowings, from lines of credit to medium and long-term financings. The Operating Partnership requires that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designed to hedge. The Operating Partnership does not use derivatives for trading or speculative purposes and only enters into contracts with major financial institutions based on their credit rating and other factors.

(j) Allocation of General and Administrative Expenses

General and administrative expenses of Heritage that directly relate to each subsidiary are charged directly to such subsidiary. All other general and administrative expenses of Heritage have been allocated to each of

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

Heritage’s subsidiaries, including the Operating Partnership, based on each subsidiary’s pro-rata portion of Heritage’s total property square footage.

(k) Unaudited Interim Information

The consolidated financial statements as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 are unaudited. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such combined financial statements have been included. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the Operating Partnership’s future results of operations for the full year ending December 31, 2004.

(3) Real Estate Investments

A summary of real estate investments at June 30, 2004, December 31, 2003 and 2002 follows (in thousands):

	2004 (Unaudited)	2003	2002
Land	$206,946	$204,571	$204,586
Land improvements	117,270	115,733	113,023
Buildings and improvements	1,084,240	1,069,106	1,058,853
Tenant improvements	26,381	23,309	13,659
Improvements in process	11,516	7,829	13,894

	1,446,353	1,420,548	1,404,015

Accumulated depreciation and amortization	(161,258)	(137,559)	(91,321)

Net carrying value	$1,285,095	$1,282,989	$1,312,694

(4) Supplemental Cash Flow Information

During the six-month periods ended June 30, 2004 and 2003, interest paid was $15.4 million and $16.4 million, respectively. During the years ended December 31, 2003, 2002, and 2001 interest paid was $32.3 million, $34.3 million, and $42.4 million, respectively.

Included in accrued expenses and other liabilities at June 30, 2004 and 2003 and December 31, 2003 and 2002 are accrued expenditures for real estate investments of $4.2 million, $1.3 million $3.4 million and $2.4 million, respectively.

During the six months ended June 30, 2004 and the year ended December 31, 2002, the Operating Partnership assumed $10.4 million and $87.2 million, respectively of existing debt in connection with the acquisition of one and six shopping centers respectively. In addition, during the year ended December 31, 2003, the Operating Partnership issued 314,071 limited partner common units with a fair value of $7.9 million in connection with the acquisition of four shopping centers. Only the cash portion of the above transactions is reflected in the accompanying consolidated statements of cash flows.

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

(5) Operating Leases

Scheduled minimum future rentals under the Operating Partnership’s noncancelable operating leases are as follows at December 31, 2003 (in thousands):

Amount
Year ending December 31:
2004	$130,793
2005	120,848
2006	105,174
2007	91,021
2008	74,776
Thereafter	422,947

Total minimum future rentals	$945,559

(6) Debt

(a) Mortgage Loans Payable

Mortgage loans payable consist of various nonrecourse issues collateralized by 15, 14 and 16 real estate investments with an aggregate net carrying value of $229.4 million, $225.7 million and $241.2 million at June 30, 2004 and December 31, 2003 and 2002, respectively. The loans require monthly payments of principal and interest through 2020 at effective interest rates ranging from 3.11% to 10.13% and have a weighted average effective interest rate of 6.99%, 7.13% and 7.21% at June 30, 2004 and December 31, 2003 and 2002, respectively. The loans are generally subject to prepayment penalties.

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

Mortgage loans payable consisted of the following at June 30, 2004 and December 31, 2003 and 2002 (in thousands):

					December 31,
Property	Effective interest rate	Contractual interest rate	Maturity	June 30, 2004	2003 Amount(1)	2002 Amount(2)
Kimberly West	7.88%	7.88%	January 2003	—	—	$3,519
Martin’s Bittersweet Plaza	8.88%	8.88%	June 2003	—	—	2,975
Miracle Hills Park	8.28%	8.28%	August 2004	$3,552	$3,594	3,672
Williamson Square	8.00%	8.00%	August 2005	11,005	11,170	11,479
Spring Mall	9.39%	9.39%	October 2006	8,197	8,250	8,350
Southport Center	6.94%	6.94%	July 2007	10,000	10,000	10,000
Long Meadow Commons	5.11%	7.98%	July 2007	10,295	—	—
Southgate Shopping Center	8.38%	8.38%	October 2007	2,446	2,496	2,589
Salem Consumer Square	10.13%	10.13%	September 2008	10,516	10,703	11,101
St. Francis Plaza	8.13%	8.13%	December 2008	955	1,042	1,204
Montgomery Commons	6.38%	8.48%	January 2010	8,601	8,695	8,872
Warminster Towne Center	6.01%	8.24%	February 2010	22,076	22,354	22,922
Bedford Grove	7.86%	7.86%	March 2012	—	4,503	4,826
Berkshire Crossing	3.12%	3.12%	November 2012	14,800	15,094	15,661
Grand Traverse Crossing	7.42%	7.42%	January 2013	13,457	13,642	13,938
Salmon Run	8.10%	8.95%	September 2013	5,097	5,248	5,533
Elk Park Center	7.64%	7.64%	August 2016	8,384	8,519	8,775
Grand Traverse Crossing – Wal-Mart	7.75%	7.75%	October 2016	5,239	5,314	5,455
Bedford Grove – Wal-Mart	7.63%	7.63%	November 2019	4,139	4,208	4,339
Berkshire Crossing – Home Depot/Wal-Mart	7.63%	7.63%	March 2020	6,729	6,838	7,043

Total mortgage loans payable				$145,488	$141,670	$152,253

(1)	The principal amount shown has been adjusted to reflect the estimated fair value of the mortgage loans payable as of the date the property was acquired. The contractual principal balances at June 30, 2004 and December 31, 2003 and 2002 totaled $141,535, $138,261, and $148,382, respectively.

(b) Unsecured Notes Payable

The Operating Partnership previously issued unsecured notes payable consisting of a $100 million, 7% fixed-rate issue maturing on November 15, 2004; a $100 million, 7.2% fixed-rate issue maturing on January 15, 2008; and $1.5 million of other unsecured notes payable.

(c) Line of Credit Facility

On April 29, 2002, the Operating Partnership and Heritage Property Investment Limited Partnership (Heritage OP) entered as co-borrowers on a joint and several basis into a $350 million unsecured line of credit with a group of lenders and Fleet National Bank, as agent. Heritage and certain of Heritage’s other subsidiaries have guaranteed this line of credit. This line of credit is being used principally to fund growth opportunities and for working capital purposes. At June 30, 2004 and December 31, 2003 and 2002, $191 million, $243 million, and $234 million was outstanding under the line of credit, respectively, all of which is carried on the Operating Partnership’s balance sheets.

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

This line of credit bears interest at either the lender’s base rate or a floating rate based on a spread over LIBOR ranging from 80 basis points to 135 basis points, depending upon Heritage’s debt rating, and requires monthly payments of interest. The variable rates in effect at June 30, 2004 and December 31, 2003 and 2002, including the lender’s margin of 105 basis points, and borrowings outstanding at the base rate, were 2.78%, 2.22%, and 2.62%, respectively. In addition, this line of credit has a facility fee based on the amount committed but not drawn ranging from 15 basis points to 25 basis points, depending upon Heritage’s debt rating, and is required to be paid quarterly.

This line of credit requires the borrowers to maintain specific financial ratios and restricts the incurrence of indebtedness and the funding of investments. This line of credit also, except under some circumstances (including as necessary to maintain Heritage’s status as a REIT) limits Heritage’s ability to make distributions in excess of 90% of annual funds from operations, as defined. As of June 30, 2004 and December 31, 2003 and 2002, management believes the borrowers were in compliance with all of the financial covenants under the line of credit facility.

Upon entering into this line of credit and repayment of the prior senior unsecured credit facility, the Company wrote off unamortized deferred financing costs and recognized a loss of $4.2 million in 2002.

Selected financial information of Heritage OP, the co-borrower, is as follows as of and for the six months ended June 30, 2004 (unaudited) and the years ended December 31 (in thousands):

		December 31,
Description	June 30, 2004	2003	2002
	(unaudited)
Real estate investments, net	860,794	874,243	695,810
Other assets	107,286	40,691	24,066
Total assets	968,080	914,934	719,876
Indebtedness (excluding line of credit) (a)	487,208	491,295	417,410
Other liabilities	104,107	49,836	38,019
Partners’ capital	267,379	267,683	264,447
Total revenue (excluding discontinued operations)	67,319	113,020	103,283
Net income	10,665	10,780	13,533

(a)	The Operating Partnership and the Heritage OP are co-borrowers under the line of credit, however for purposes of the above footnote, amounts due under the line of credit are not included as the entire outstanding balance has been included on the accompanying Operating Partnership’s balance sheet.

(d) Guaranty of Unsecured Debt

On April 1, 2004, Heritage issued $200 million aggregate principal unsecured senior notes (the Notes) at an interest rate of 5.125%. Heritage used the proceeds of the Notes of $196.4 million net of original issue discount and estimated offering costs, to repay a portion of the outstanding balance under the Operating Partnership’s and Heritage OP’s combined line of credit. The Operating Partnership has provided Heritage with an intercompany note in exchange for the proceeds used to pay down the line of credit at terms substantially identical to the Notes.

The Notes mature on April 15, 2014, and interest is payable each April 15, and October 15, commencing on October 15, 2004. The Notes are senior unsecured obligations of Heritage and are guaranteed jointly and severally by the Operating Partnership and Heritage OP. Such guarantees are unsecured senior obligations of the Operating Partnership and Heritage OP and rank equally with all existing and future unsecured senior indebtedness of the Operating Partnership and Heritage OP. The Notes also contain certain financial and

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001 operating covenants, including limitations on the amount and type of indebtedness that may be incurred by Heritage, the Operating Partnership, and Heritage OP.

(e) Scheduled Principal Repayments

Scheduled principal repayments on aggregate outstanding debt at December 31, 2003 are as follows (in thousands):

Amount due
Year ending December 31:
2004	$107,392
2005	257,648
2006	13,571
2007	16,004
2008	112,543
Thereafter	75,593

Total due(1)	$582,751

(1)	The aggregate principal repayment amount of $582,751 does not reflect the unamortized adjustment of $3,409 which is the difference between the contractual amount and the fair value for three mortgages assumed as of December 31, 2003.

(7) Income Taxes

The Operating Partnership is not liable for Federal income taxes as each partner reports its allocable share of income and deductions on its respective return; accordingly, no provision for Federal income taxes is reported in the accompanying consolidated financial statements.

(8) Commitments and Contingencies

The Operating Partnership is subject to legal and other claims incurred in the normal course of business. Based on its review and consultation with counsel of such matters known to exist, management does not believe that the ultimate outcome of these claims would materially affect the Operating Partnership’s financial position or results of operations.

(9) Derivative and Hedging Activities

On January 1, 2001, Heritage and the Operating Partnership adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheets and to measure such instruments at fair value. Fair value adjustments affect either other comprehensive income (a component of partners’ capital) or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Heritage and the Operating Partnership use certain derivative financial instruments to manage, or hedge, interest rate risks related to its borrowings, from lines of credit to medium- and long-term financings. Heritage

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001 and the Operating Partnership require that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designed to hedge. Instruments that meet the hedging criteria are formally designated as hedges at the inception of the derivative contract. Heritage and the Operating Partnership do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. To determine the fair values of its derivative instruments, the Operating Partnership uses methods and assumptions based on market conditions and risks existing at each balance sheet date. Such methods incorporate standard market conventions and techniques such as discounted cash flow analysis and option pricing models to determine fair value. All methods of estimating fair value result in general approximation of value, and such value may or may not actually be realized.

The Operating Partnership had no derivatives at June 30, 2004 and December 31, 2003 and 2002.

The Operating Partnership’s only derivative at December 31, 2001 was an interest rate “collar” entered into pursuant to, and as a condition of, the Operating Partnership’s prior line of credit facility, and was terminated on April 29, 2002. This collar limited the variable interest rate range on the entire $150 million term loan under the prior line of credit to a floor of 6% and a cap of 8.5% through September 18, 2003, the date of maturity of the prior line of credit. The derivative was classified as a cash flow hedge. For purposes of determining hedge effectiveness, the Operating Partnership excludes the time value element of the collar.

Interest expense attributable to the collar and recognized in earnings in 2002 was $2.1 million.

As described in note 6, on April 29, 2002, the Operating Partnership entered into a $350 million unsecured line of credit with a group of lenders with Fleet National Bank, as agent. Upon entering into this new line of credit, the Operating Partnership paid $6.8 million to terminate the interest rate collar that was in place with respect to the $150 million term loan under the prior senior unsecured credit facility. As a result of this termination, the Operating Partnership reclassified $7.6 million of accumulated other comprehensive loss, a component of partners’ capital, to earnings during the year ended December 31, 2002.

(10) Capital Structure

At June 30, 2004 and December 31, 2003, Heritage, through a wholly-owned subsidiary, owned approximately 99% of the voting interests in the Operating Partnership, and through this subsidiary, is the sole general partner of the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT or “UPREIT.” At December 31, 2003, interests in the Operating Partnership are evidenced by four partner classes: general partner “common” units owned by Heritage’s wholly-owned subsidiary; 8.875% Series B Cumulative Redeemable Perpetual Preferred Units of limited partnership interest (Series B Preferred Units); 8.875% Series C Cumulative Redeemable Perpetual Preferred Units of limited partnership interest (Series C Preferred Units); and limited partner common units owned by Heritage and outside parties.

At December 31, 2003, the Operating Partnership had outstanding 2,000,000 Series B Preferred Units and 1,000,000 Series C Preferred Units. The Series B and C Preferred Units were issued during 1999 to investors at a price of $25.00 per unit. The Series B and C Preferred Units are callable by the Operating Partnership after five years from the date of issuance at a redemption price equal to the redeemed holder’s capital account plus an amount equal to all accumulated, accrued, and unpaid distributions or dividends thereon to the date of redemption.

Holders of the Series B and C Preferred Units have the right to exchange their Series B and C Preferred Units for shares of Series B and C Preferred Cumulative Redeemable Perpetual Preferred Stock of Heritage on a

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001 one-for-one basis after ten years from the original issuance, subject to certain limitations. In lieu of Series B and C Preferred Cumulative Redeemable Perpetual Preferred Stock, Heritage may cause the Operating Partnership to elect to deliver cash for an amount equal to the redeemed holder’s capital account plus an amount equal to all accumulated, accrued, and unpaid distributions or dividends thereon to the date of redemption. The redemption value of the Series B and C Preferred Units amounted to $50 million and $25 million, respectively, at December 31, 2003 and 2002. Due to the redemption option existing outside the control of the Operating Partnership, such Series B and C Preferred Cumulative Redeemable Perpetual Preferred Units are not included in Partners’ Capital and are stated at their redemption value.

On February 23, 2004, the Operating Partnership redeemed all outstanding 8.875% Series B Cumulative Redeemable Perpetual Preferred Units of the Operating Partnership. The Operating Partnership redeemed all 2,000,000 of the outstanding Series B Preferred Units at a redemption price of $25.00 per unit, plus approximately $0.3266 of accrued and unpaid distributions, for an aggregate redemption price of approximately $25.3266 per unit. There were no unamortized issuance costs associated with the Series B Preferred Units; therefore, Heritage did not incur a charge in connection with this redemption.

Pursuant to the Operating Partnership Agreement, outside limited partners in the Operating Partnership have the right to redeem all or any portion of their common units for cash from the Operating Partnership. However, Heritage may elect to acquire their interest by issuing common stock of Heritage in exchange for common units on a one-for-one basis. The amount of cash to be paid to the limited partner if the redemption right is exercised and the cash option is elected by Heritage is based on the trading price of Heritage’s common stock at the conversion date. Due to the redemption option existing outside the control of the Operating Partnership, such limited partners’ common units are not included in Partners’ Capital and are stated at their redemption value.

The following table reflects the activity for redeemable common and preferred units for the six months ended June 30, 2004 (unaudited) and for the years ended December 31, 2003, 2002, and 2001 (in thousands):

	Redeemable Common Units	Series B Preferred Units	Series C Preferred Units
Balance at December 31, 2000	$ 556	$50,000	$25,000

Net income allocable to redeemable partnership units	—	4,438	2,218
Distributions to redeemable partnership units	(29)	(4,438)	(2,218)

Balance at December 31, 2001	527	50,000	25,000

Net income allocable to redeemable partnership units	51	4,438	2,218
Acquisition of properties in exchange for limited partner common units	7,852	—	—
Distributions to redeemable partnership units	(302)	(4,438)	(2,218)
Adjustment to reflect redeemable common units at redemption value	369	—	—

Balance at December 31, 2002	8,497	50,000	25,000

Net income allocable to redeemable partnership units	311	4,438	2,218
Distributions to redeemable partnership units	(769)	(4,438)	(2,218)
Adjustment to reflect redeemable common units at redemption value	1,642	—	—

Balance at December 31, 2003	9,681	50,000	25,000

Net income allocable to redeemable partnership units	143	99	1,109
Distributions to redeemable partnership units	(357)	(99)	(1,109)
Adjustment to reflect redeemable common units at redemption value	(259)	—	—
Redemption of Series B Preferred Units	—	(50,000)	—

Balance at June 30, 2004 (unaudited)	$9,208	$—	$25,000

BRADLEY OPERATING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (continued)

Six months ended June 30, 2004 and 2003 (unaudited) and Years ended December 31, 2003, 2002, and 2001

(12) Newly Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R applies to entities in which the equity investors do not bear the economic risks and rewards of the entity. An enterprise that is involved with another entity generally must assess whether that involvement requires consolidation under FIN 46R. Public companies must apply FIN 46R immediately to entities created after January 31, 2003, and no later than the end of the first reporting period that ends after December 15, 2003. The Operating Partnership’s adoption of FIN 46R did not have a material impact on the results of its operations, financial position or liquidity.

(13) Subsequent Events

On September 7, 2004, Bradley OP redeemed all of its outstanding 8.875% Series C Cumulative Redeemable Perpetual Preferred Units at a redemption price of $25.00 per unit, plus approximately $0.413 of accrued and unpaid distributions, for an aggregate redemption price of approximately $25.413 per unit. There were no unamortized issuance costs associated with the Series C Preferred Units, therefore, the Company did not incur a charge with this redemption.

SCHEDULE III

BRADLEY OPERATING LIMITED PARTNERSHIP

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

(In thousands)

The following table sets forth detail with respect to the properties, and related encumbrances, owned by the Operating Partnership at December 31, 2003.

		Initial Cost to the Company		Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2003				Date Acquired by Company	Lives on Which Depreciation is Computed
Property Name and Location	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation
RETAIL SHOPPING CENTERS
ALABAMA Montgomery Commons Montgomery, AL	$8,695	$2,527	$8,459	$—	$2,527	$8,459	$10,986	$317	2002	15–39
GEORGIA Shenandoah Plaza Newnan, GA	—	1,352	4,530	17	1,353	4,546	5,899	618	2000	4–39
ILLINOIS Bartonville Square Bartonville, IL	—	572	1,914	225	572	2,139	2,711	277	2000	10–39
Butterfield Square Libertyville, IL	—	3,328	11,139	164	3,344	11,287	14,631	1,551	2000	5–39
The Commons of Chicago Ridge Chicago Ridge, IL	—	9,254	30,982	2,184	9,273	33,147	42,420	4,747	2000	4–39
The Commons of Crystal Lake Crystal Lake, IL	—	7,193	24,079	565	7,356	24,481	31,837	3,365	2000	4–39
Crossroads Centre Fairview Heights, IL	—	3,614	12,099	438	3,762	12,389	16,151	1,677	2000	9–39
Fairhills Shopping Center Springfield, IL	—	1,369	4,583	81	1,369	4,664	6,033	633	2000	3–39
Heritage Square Naperville, IL	—	5,554	18,593	484	5,554	19,077	24,631	2,642	2000	5–39
High Point Centre Lombard, IL	—	5,621	18,817	563	5,659	19,342	25,001	2,598	2000	9–39
Parkway Pointe Springfield, IL	—	1,059	3,546	—	1,059	3,546	4,605	483	2000	10–39
Rivercrest Crestwood, IL	—	10,043	33,620	642	10,042	34,263	44,305	4,612	2000	3–39
Rollins Crossing Round Lake Beach, IL	—	3,839	12,852	4	3,839	12,856	16,695	1,755	2000	4–39
Sangamon Center North Springfield, IL	—	2,450	8,204	132	2,450	8,336	10,786	1,132	2000	10–39
Sheridan Village Peoria, IL	—	5,293	17,716	1,491	5,505	18,995	24,500	2,533	2000	3–39
Sterling Bazaar Peoria, IL	—	1,619	5,419	542	1,750	5,830	7,580	758	2000	5–39
Twin Oaks Centre Silvis, IL	—	1,832	6,131	295	1,841	6,417	8,258	884	2000	5–39
Wardcliffe Shopping Center Peoria, IL	—	503	1,682	244	566	1,863	2,429	266	2000	5–39
Westview Center Hanover Park, IL	—	6,527	21,852	709	6,909	22,179	29,088	3,091	2000	5–39
INDIANA Apple Glen Crossing Fort Wayne, IN	—	4,337	14,518	6	4,336	14,525	18,861	589	2002	15–39
County Line Mall Indianapolis, IN	—	4,616	15,451	1,423	4,615	16,875	21,490	2,129	2000	3–39
Double Tree Plaza Winfield, IN	—	1,404	4,703	110	1,420	4,797	6,217	662	2000	5–39

S-III-1

SCHEDULE III

BRADLEY OPERATING LIMITED PARTNERSHIP

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

(In thousands)

The following table sets forth detail with respect to the properties, and related encumbrances, owned by the Operating Partnership at December 31, 2003.

		Initial Cost to the Company		Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2003				Date Acquired by Company	Lives on Which Depreciation is Computed
Property Name and Location	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation
Germantown Shopping Center Jasper, IN	—	1,829	6,124	1,715	1,904	7,764	9,668	1,140	2000	3–39
King’s Plaza Richmond, IN	—	983	3,290	498	1,111	3,660	4,771	542	2000	5–39
Lincoln Plaza New Haven, IN	—	1,241	4,155	148	1,241	4,303	5,544	612	2000	5–39
Martin’s Bittersweet Plaza Mishawaka, IN	—	1,110	3,717	66	1,110	3,783	4,893	521	2000	3–39
Rivergate Shopping Center Shelbyville, IN	—	1,299	4,350	206	1,299	4,556	5,855	614	2000	10–39
Sagamore Park Centre West Lafayette, IN	—	1,768	5,919	736	1,768	6,655	8,423	851	2000	4–39
Speedway SuperCenter Indianapolis, IN	—	11,446	38,322	2,450	11,545	40,673	52,218	5,561	2000	2–39
The Village Gary, IN	—	2,649	8,871	2,211	2,678	11,053	13,731	1,531	2000	3–39
Washington Lawndale Commons Evansville, IN	—	4,757	15,924	1,605	5,309	16,977	22,286	2,314	2000	3–39
IOWA Burlington Plaza West Burlington, IA	—	1,409	4,719	142	1,489	4,781	6,270	658	2000	4–39
Davenport Retail Center Davenport, IA	—	1,355	4,539	—	1,355	4,539	5,894	619	2000	10–39
Kimberly West Davenport, IA	—	1,380	4,623	125	1,400	4,728	6,128	651	2000	5–39
Parkwood Plaza Urbandale, IA	—	1,950	6,527	136	1,950	6,663	8,613	903	2000	4–39
Southgate Shopping Center Des Moines, IA	2,496	994	3,327	377	1,200	3,498	4,698	493	2000	7–39
Spring Village Davenport, IA	—	673	2,255	533	762	2,699	3,461	372	2000	2–39
Warren Plaza Dubuque, IA	—	1,439	4,818	162	1,590	4,829	6,419	664	2000	10–39
KANSAS Mid State Plaza Salina, KS	—	1,718	5,752	1,194	2,343	6,321	8,664	898	2000	4–39
Santa Fe Square Olathe, KS	—	2,465	8,252	541	2,680	8,578	11,258	1,183	2000	4–39
Shawnee Parkway Plaza Shawnee, KS	—	1,176	3,936	358	1,298	4,172	5,470	627	2000	2–39
Westchester Square Lenexa, KS	—	3,128	10,473	425	3,280	10,746	14,026	1,534	2000	2–39
West Loop Shopping Center Manhattan, KS	—	3,285	10,997	284	3,494	11,072	14,566	1,536	2000	3–39
KENTUCKY Camelot Shopping Center Louisville, KY	—	1,659	6,198	52	1,659	6,250	7,909	793	2000	1–39
Dixie Plaza Louisville, KY	—	719	2,406	19	719	2,425	3,144	335	2000	5–39

S-III-2

SCHEDULE III

BRADLEY OPERATING LIMITED PARTNERSHIP

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

(In thousands)

The following table sets forth detail with respect to the properties, and related encumbrances, owned by the Operating Partnership at December 31, 2003.

		Initial Cost to the Company		Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2003				Date Acquired by Company	Lives on Which Depreciation is Computed
Property Name and Location	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation
Midtown Mall Ashland, KY	—	1,924	6,444	346	1,925	6,789	8,714	968	2000	3–39
Plainview Village Center Louisville, KY	—	2,701	9,044	865	2,738	9,872	12,610	1,326	2000	2–39
Stony Brook Louisville, KY	—	3,319	11,110	453	3,405	11,477	14,882	1,555	2000	3–39
MASSACHUSETTS Berkshire Crossing Pittsfield, MA	21,932	6,964	23,313	255	6,966	23,566	30,532	1,402	2002	6–39
MICHIGAN Cherry Hill Marketplace Westland, MI	—	2,639	4,113	6,301	2,640	10,413	13,053	1,383	2000	4–39
Grand Traverse Crossing Traverse City, MI	18,956	5,375	17,993	295	5,452	18,211	23,663	1,078	2002	5–39
The Courtyard Burton, MI	—	2,039	6,831	36	2,040	6,866	8,906	932	2000	4–39
Redford Plaza Redford, MI	—	5,520	18,482	514	5,521	18,995	24,516	2,600	2000	4–39
MINNESOTA Austin Town Center Austin, MN	—	2,096	7,015	118	2,095	7,134	9,229	1,005	2000	3–39
Brookdale Square Brooklyn Center, MN	—	2,191	7,335	539	2,220	7,845	10,065	1,029	2000	3–39
Burning Tree Plaza Duluth, MN	—	3,355	11,230	259	3,462	11,382	14,844	1,589	2000	3–39
Central Valu Center Columbia Heights, MN	—	2,144	7,176	57	2,193	7,184	9,377	985	2000	3–39
Elk Park Center Elk River, MN	8,519	4,440	14,866	324	4,446	15,184	19,630	2,128	2000	3–39
Har Mar Mall Roseville, MN	—	10,281	34,418	2,757	10,322	37,134	47,456	5,064	2000	3–39
Hub West / Richfield Hub Richfield, MN	—	3,269	10,948	837	3,270	11,784	15,054	1,605	2000	3–39
Marketplace at 42 Savage, MN	—	5,070	16,973	87	5,094	17,036	22,130	2,342	2000	4–39
Roseville Center Roseville, MN	—	1,571	5,257	936	1,570	6,194	7,764	773	2000	2–39
Southport Centre Apple Valley, MN	10,000	3,915	13,106	83	3,915	13,189	17,104	1,794	2000	5–39
Sun Ray Shopping Center St. Paul, MN	—	4,669	15,628	1,713	4,690	17,320	22,010	2,204	2000	2–39
Ten Acres Center West St. Paul, MN	—	2,368	7,930	586	2,345	8,539	10,884	1,178	2000	4–39
Terrace Mall Robbinsdale, MN	—	2,030	6,799	311	2,031	7,109	9,140	953	2000	4–39
Westwind Plaza Minnetonka, MN	—	2,511	8,409	1,329	2,676	9,573	12,249	1,264	2000	4–39
White Bear Hills White Bear Lake, MN	—	1,412	4,732	110	1,413	4,841	6,254	654	2000	5–39

S-III-3

SCHEDULE III

BRADLEY OPERATING LIMITED PARTNERSHIP

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

(In thousands)

The following table sets forth detail with respect to the properties, and related encumbrances, owned by the Operating Partnership at December 31, 2003.

		Initial Cost to the Company		Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2003				Date Acquired by Company	Lives on Which Depreciation is Computed
Property Name and Location	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation
MISSOURI Ellisville Square Ellisville, MO	—	2,577	8,627	850	2,827	9,227	12,054	1,253	2000	9–39
Grandview Plaza Florissant, MO	—	3,555	11,902	1,410	3,850	13,017	16,867	1,674	2000	5–39
Hub Shopping Center Independence, MO	—	1,578	5,281	648	1,709	5,798	7,507	768	2000	2–39
Liberty Corners Liberty, MO	—	1,904	6,375	413	2,000	6,692	8,692	926	2000	2–39
Maplewood Square Maplewood, MO	—	1,080	3,616	67	1,080	3,683	4,763	527	2000	5–39
Marketplace at Independence Independence, MO	—	4,612	15,441	349	4,663	15,739	20,402	926	2002	3–39
Prospect Plaza Gladstone, MO	—	3,479	11,647	586	3,479	12,233	15,712	1,838	2000	4–39
Watts Mill Plaza Kansas City, MO	—	3,180	10,645	230	3,348	10,707	14,055	1,494	2000	5–39
NEBRASKA Bishop Heights Lincoln, NE	—	318	1,062	61	370	1,071	1,441	149	2000	10–39
Cornhusker Plaza South Sioux City, NE	—	1,122	3,754	98	1,190	3,784	4,974	519	2000	5–39
Eastville Plaza Fremont, NE	—	1,137	3,805	56	1,162	3,836	4,998	522	2000	10–39
Edgewood Shopping Center Lincoln, NE	—	2,890	9,674	707	2,930	10,341	13,271	1,359	2000	3–39
The Meadows Lincoln, NE	—	1,037	3,471	41	1,037	3,512	4,549	481	2000	4–39
Miracle Hills Park Omaha, NE	3,594	1,739	5,824	156	1,761	5,958	7,719	832	2000	2–39
Stockyards Plaza Omaha, NE	—	2,122	7,102	212	2,180	7,256	9,436	979	2000	3–39
NEW HAMPSHIRE Bedford Grove Bedford, NH	8,711	3,595	12,037	124	3,602	12,154	15,756	719	2002	5–39
NEW JERSEY Cross Keys Commons Washington Township, NJ	—	7,823	26,189	534	7,829	26,717	34,546	1,816	2002	15–39
NEW MEXICO St. Francis Plaza Santa Fe, NM	1,042	891	2,989	55	946	2,989	3,935	410	2000	10–39
NEW YORK Salmon Run Plaza Watertown, NY	5,248	2,096	7,015	163	2,103	7,171	9,274	411	2002	15–39
OHIO 30th Street Plaza Canton, OH	—	3,071	10,279	15	3,071	10,294	13,365	1,404	2000	8–39
Clock Tower Plaza Lima, OH	—	3,409	11,409	257	3,552	11,523	15,075	1,624	2000	4–39
Salem Consumer Square Trotwood, OH	10,703	5,964	19,965	356	6,053	20,232	26,285	2,778	2000	3–39

S-III-4

SCHEDULE III

BRADLEY OPERATING LIMITED PARTNERSHIP

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2003

(In thousands)

The following table sets forth detail with respect to the properties, and related encumbrances, owned by the Operating Partnership at December 31, 2003.

		Initial Cost to the Company		Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2003				Date Acquired by Company	Lives on Which Depreciation is Computed
Property Name and Location	Encumbrances	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation
PENNSYLVANIA Warminster Towne Center Warminster, PA	22,354	7,677	25,703	153	7,677	25,856	33,533	962	2002	15–39
SOUTH DAKOTA Baken Park Rapid City, SD	—	3,119	10,440	705	3,119	11,145	14,264	1,635	2000	3–39
TENNESSEE Williamson Square Franklin, TN	11,170	4,779	15,994	1,494	4,777	17,490	22,267	2,515	2000	3–39
WISCONSIN Fairacres Shopping Center Oshkosh, WI	—	1,563	5,230	56	1,612	5,237	6,849	717	2000	4–39
Fitchburg Ridge Madison, WI	—	481	1,611	619	481	2,230	2,711	244	2000	5–39
Fox River Plaza Burlington, WI	—	1,654	5,536	151	1,654	5,687	7,341	800	2000	7–39
Garden Plaza Franklin, WI	—	1,088	3,642	94	1,128	3,696	4,824	513	2000	5–39
Madison Plaza Madison, WI	—	1,817	6,082	319	1,817	6,401	8,218	885	2000	4–39
Mequon Pavilions Mequon, WI	—	6,296	21,075	1,620	6,443	22,548	28,991	3,023	2000	3–39
Moorland Square New Berlin, WI	—	1,881	6,299	67	1,912	6,335	8,247	862	2000	5–39
Oak Creek Centre Oak Creek, WI	—	1,357	4,546	69	1,380	4,592	5,972	639	2000	4–39
Park Plaza Manitowoc, WI	—	1,586	5,305	291	1,693	5,489	7,182	784	2000	4–39
Spring Mall Greenfield, WI	8,250	3,136	10,499	4,153	3,176	14,612	17,788	1,586	2000	10–39
Taylor Heights Sheboygan, WI	—	1,976	6,618	2	1,977	6,619	8,596	903	2000	7–39

TOTAL	$141,670	$313,730	$1,046,224	$60,594	$320,302	$1,100,246	$1,420,548	$137,559

						Years ended December 31,
						2003	2002
Cost:
Balance, beginning of year						$1,404,015	1,193,166
Acquisitions and other additions						18,025	212,159
Sale of properties and other deductions						(1,492)	(1,310)

Balance, end of year						$1,420,548	1,404,015

Accumulated Depreciation:
Balance, beginning of year						$91,321	50,055
Depreciation provided						46,334	42,588
Sale of properties and other deductions						(96)	(1,322)

Balance, end of year						$137,559	91,321

S-III-5